Getty Realty

2023

ANNUAL REPORT

Getty Realty

Getty Realty Corp. (NYSE: GTY) is a publicly traded, net lease REIT specializing in the acquisition, financing and development of convenience, automotive and other single tenant retail real estate. As of December 31, 2023, the Company's portfolio included 1,093 properties in 40 states across the United States plus Washington, D.C.

CONVENIENCE AUTOMOTIVE RETAIL



Financial Highlights

(for the years ended December 31)

		2023		2022		2021
Number of Properties		**1,093**		1,039		1,028
Total Revenues	$	**185,846**	$	165,588	$	155,408
Adjusted Funds from Operations	$	**115,808**	$	102,487	$	94,967
Adjusted Funds from Operations Per Share	$	**2.25**	$	2.14	$	2.08
Dividends Per Share	$	**1.74**	$	1.66	$	1.58

60%
Top 50 MSA

69%
Corner Locations

8.9
Years WALT

99.8%
Occupied

$173M
ABR

2.6X
Tenant Rent Coverage





Dear Shareholders

Christopher J. Constant President and Chief Executive Officer

The year ended 2023 proved to be another strong year for Getty Realty. We invested a record $326 million, raised $295 million of attractively priced long-term or permanent capital, and continued to advance our portfolio diversification objectives.



This includes entering new markets, investing in all of our target sectors, and creatively structuring transactions with a combination of existing and new tenants. Our successful investment platform combined with our healthy in-place portfolio produced strong adjusted fund from operations ("AFFO") per share growth and a sector leading dividend increase. This excellent performance is the direct result of the hard work and talent of the Getty team who executed at a high level throughout the year. Our employees embraced the challenge to accelerate our growth despite challenging transaction and capital markets conditions, and prioritized collaboration and efficiency, thinking strategically and constantly striving for excellence.

Relationships Matter to Getty

Broadly speaking, in 2023, the commercial real estate industry was impacted by rapidly evolving pricing for real estate, access to and cost of long-term and permanent capital to finance transactions, the health of the U.S. consumer, and heightened volatility partially due to new, and escalating conflicts abroad.

Against this backdrop, Getty remained disciplined throughout the year, focused on executing our business plans, and prioritized building and maintaining *relationships*. We relied heavily on our core strategic principles, which start with us being *experts* in our transaction markets. Our *knowledge* of the underlying

sectors we invest in, and our database of thousands of previously underwritten properties make us smarter investors. We believe our long-standing *track record* in our target industries sets us apart from other financing sources. We recognize that our tenants are often making long-term financing decisions and rely on Getty to effectively structure and close transactions on a timely basis irrespective of where we are in the economic cycle. To that end, we strengthened relationships with existing tenants and aggressively pursued new business with both mature and emerging retailers. We are convinced that the direct nature of our transactions, combined with our irreplaceable knowledge base, is the "secret sauce" which drives value for our business.

Record Year for Investment Activity

While many competitors pulled back, the result of Getty's thoughtful and proactive approach was a record year of growth and diversification for our business. Getty underwrote $6.8 billion of opportunities across our convenience and automotive retail asset classes – the highest level in the Company's history. We maintained our disciplined approach to underwriting both sale leasebacks and development funding for new builds and did not chase opportunities that were outside of our return thresholds or quality standards. Ultimately, our consistent presence in the market, deep industry relationships, and strong acquisition sourcing



The Getty Difference

Experts in Convenience and Automotive Retail Real Estate

| Relationships | Knowledge | Track Record |

capabilities produced $326 million in aggregate investments in 2023, including $274 million for the acquisition of 68 properties and $52 million of incremental development funding across numerous projects, which we expect to complete in 2024. Importantly, the investments completed in 2023, and those which will come online in 2024, will be meaningful contributors to the Company's growth in 2024 and beyond.

One aspect of our approach to investing in convenience and automotive retail which should not be overlooked is the increasing presence of "new-to-industry," or NTI, locations in our portfolio. In 2023, approximately 80% of our sale leaseback and development funding investments were tied to convenience and automotive retail NTIs. In our target sectors where we continue to see growth and consolidation from established and emerging retail chains, we are particularly pleased to acquire state-of-the art new builds which embody the latest trends including increased store sizes, prominent branding, loyalty/membership programs and enhanced technology. Specifically, for our convenience assets, the c-store is significantly larger and offers consumers traditional merchandise, enhanced food and beverage options and items that are typically found in grocery stores; and for our car washes and auto service centers, our NTI assets have seen increased car counts as the consumer has embraced the concept of membership programs and "do it for me" services.

Successfully Diversifying Our Portfolio

Portfolio diversification is an ongoing priority for Getty, and I am pleased with the acceleration we achieved

as a result of our focus. In 2023, our transaction activity was reflective of Getty's strategic acquisition objectives, with approximately 20% of our investment spending allocated to convenience stores, and approximately 80% allocated to other convenience and automotive retail real estate including express car washes, auto service centers, and drive-thru quick serve restaurants. We diversified our tenant roster by adding 10 new tenants to the portfolio and expanding into more meaningful relationships with several existing tenants. Finally, we diversified our geographic footprint by expanding our presence in a number of attractive metro areas including Atlanta, GA, Charleston, SC, Jacksonville, FL, Las Vegas, NV, Phoenix, AZ, and Riverside, CA.

Positioning Getty for Sustained Investment Growth

While Getty has been a public REIT for more than 25 years, we are a fundamentally different company today than we were just a few years ago, and we still have a meaningful runway to acquire a diverse set of convenience and automotive retail assets. In order to better position Getty for success, in 2023, we conducted a review of our internal resources to confirm that Getty can achieve its growth plans. An output of that process was an increase in resources dedicated to our investment program. Getty now has more than one-third of the Company focused exclusively on sourcing, underwriting, negotiating, and closing acquisition opportunities. The results of this reorganization were partially felt in 2023 as we closed both record investment volumes and a record number of individual transactions, and we expect even more of an impact as we grow our investment pipeline in 2024.



Portfolio Composition

- 67% Convenience & Gas
- 17% Express Tunnel Car Wash
- 10% Legacy Gas & Repair
- 4% Auto Service
- 1% Drive Thru QSRs
- <1% Auto Parts
- <1% Other Retail





Continued Portfolio Health and Optimization

Our growth and performance were once again supported by our healthy in-place portfolio of long-term triple-net leases. Getty's roster of established and emerging tenants displayed the resiliency we have come to expect from their essential businesses, including healthy profits, new store growth and technological innovations. The net result of this stability and performance combined with our active asset management, including selective dispositions, leasing, and redevelopment projects, was a healthy portfolio of 1,093 freestanding retail properties located in 40 states across the U.S. Our rent coverage remained stable in 2023, ending the year at a healthy 2.6x, and our occupancy remained at 99.8% - maintaining a record high level for the Company.

Our redevelopment program continued to produce results in 2023 as we completed three projects that added two AutoZone sites and the first Quik Trip convenience store location to our portfolio. We invested a total of $2.2 million in these projects and generated an incremental return on our investment of 13%. In addition, we provided income producing CAPEX to one of our existing tenants for the renovation of two convenience store locations during the year, resulting in increased rent and extended lease terms. We ended the year with three signed leases for future projects with national and regional tenants and have a growing pipeline of exciting future projects. We believe that the redevelopment program demonstrates the embedded value of our in-place portfolio and that by strategically investing in our assets, we can generate attractive risk-adjusted returns, improve the credit quality of our portfolio, and further diversify our retail tenant base.

Strong Capital Markets Execution

In order to support our growth and operations, Getty successfully navigated volatile capital markets throughout the year. We took advantage of several well-timed opportunities and raised $295 million of debt and equity capital at attractive levels to support our growth in 2023 and lock in accretive spreads to our initial investment yields.

Getty was strategic in locking in $125 million of long-term notes priced at 3.65% in 2022. This transaction, which was funded in January 2023, provided $75 million to accretively refinance our only 2023 debt maturity, and $50 million to fund investment activity.

To support our strong investment pipeline, in February we successfully raised $112.5 million through a timely underwritten equity offering, which was well received by key institutional shareholders. As the year progressed, we evaluated several alternatives to finance our growing pipeline of acquisition opportunities. Ultimately, in October, we closed a senior unsecured term loan for $150 million with several members of our existing bank group. We funded $75 million at closing and expect to draw down the remaining $75 million in April 2024.

We also selectively utilized our at-the-market ("ATM") equity program in 2023 raising $32.5 million of gross proceeds. All of our equity issuance was completed on a forward basis allowing us to effectively match our investment activity throughout the year.

Looking ahead, we continue to monitor the availability and cost of various debt executions and remain focused on aligning the duration of our debt obligations to our long-term triple-net leases. We also expect to utilize the ATM program, which continues to be a valuable financing tool for our Company, as it is a cost effective and efficient way to match fund, or in certain cases pre-fund, our acquisition and redevelopment activity.

Our balance sheet continues to be conservatively leveraged as we ended the year in the middle of our target range of 4.5x to 5.5x net debt to EBITDA, and maintained well-staggered debt maturities with a weighted average maturity of more than 6 years. More importantly, we ended the year with $107.5 million of committed capital for future investments plus our largely undrawn $300 million revolving credit facility.



National Footprint with Concentrations in High Density Metropolitan Areas

% of ABR

17%   0%

16%	7%	5%	4%	3%
New York	Washington, D.C.	Boston	Columbia, SC	Las Vegas



Investments & Stable Portfolio Drive Financial Performance

Our 2023 financial results reflect the record levels of portfolio growth discussed above. For the year, we increased our annualized base rent by $18.7 million, or 12.1%, and grew AFFO/share by 5.1% to $2.25.

The Company's strong financial performance, record level of growth, and investment pipeline resulted in our Board's decision to increase our dividend by a sector leading 4.8% to an annualized rate of $1.80 per share – making 2023 the ninth consecutive year that the Company has rewarded shareholders with a significant increase in its recurring cash dividend rate. The dividend remains well covered and its increase stems from the stability of our current portfolio along with our expectation of continued growth in AFFO.

Getty's Ongoing Commitment to ESG

Getty continued to enhance its Environmental, Social and Governance ("ESG") reporting in 2023. In June, we published our 2nd Corporate Responsibility Report. Our 2023 report highlighted the results of a tenant survey which provided insight into sustainability measures and initiatives already implemented, or that may be implemented, at our properties in order to identify potential ESG opportunities in our portfolio.

For our 2024 ESG report, our primary objectives are to enhance tenant engagement related to sustainability initiatives, as well as to plan for additional disclosure requirements related to carbon emissions at our properties.

We continue to make a long-term commitment to strong ESG practices at Getty. We remain committed to best practices regarding the protection of our assets and the environment. In addition, our Board of Directors made severable notable improvements to strengthen the Company's corporate governance practices in 2023. We look forward to reporting our progress when we release our third Corporate Responsibility Report in June 2024.

Positioning Getty for Long-Term Success

While we consider 2023 to be a successful year, we must remain focused on what lies ahead for our Company. We believe our *strategy* of direct sale-leaseback and development funding transactions for

convenience and automotive retail assets can produce consistent growth. Our target retail sectors are comprised of large, growing, and healthy businesses, which continue to require real estate financing for consolidation and new stores to meet growing consumer demand.

Our *people* are our most important asset. Without our employees' dedication, Getty's success would not be possible. I am pleased that our internal reorganization allowed us to reward several Getty employees with promotions to go along with their new roles and responsibilities, and that we were able to recruit a number of talented professionals to our organization in 2023. As a lean company, Getty is a platform where people can make a difference, and it is our job to invest in our employees and facilitate their professional growth. Our team of 32 dedicated employees remains fully aligned with respect to our long-term growth and diversification objectives.

Finally, Getty commenced a multi-year *technology* platform upgrade in 2023 to ensure we have the processes and systems in place to both support a larger platform and make us more efficient and better investors. The initial phases of implementation will "go live" in early 2024 and will impact everyone at Getty. While this will require training and changes to how we conduct ourselves on a daily basis, I am optimistic that we will realize immediate efficiencies across the entire Company.

Thank You!

As always, I want to thank the dedicated team at Getty for completing an outstanding year despite challenging market conditions, and I want to thank the Board of Directors for their continued support. I also want to reiterate how proud I am of our successful evolution and how excited I am for the future of this Company. I look forward to another year of growth and success for Getty!

Best Regards,



Christopher J. Constant
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
COMMISSION FILE NUMBER 001-13777

GETTY REALTY CORP.
(Exact name of registrant as specified in its charter)

Maryland **(State or other jurisdiction of** **incorporation or organization)**	**11-3412575** **(I.R.S. employer** **identification no.)**

292 Madison Avenue, 9th Floor
New York, New York 10017-6318
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (646) 349-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	GTY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company ☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates (based on 45,645,485 shares of common stock at a closing price per share of the registrant's common stock on the New York Stock Exchange at $33.82) of the Company was $1,543,700,000 as of June 30, 2023.

The registrant had outstanding 53,958,814 shares of common stock as of February 15, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	PART OF FORM 10-K
Selected Portions of Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders (the "Proxy Statement"), which will be filed by the registrant on or prior to 120 days following the end of the registrant's year ended December 31, 2023, pursuant to Regulation 14A.	III

Auditor's PCAOB ID Number: 238	Auditor's Name: PricewaterhouseCoopers LLP	Auditor's Location New York, New York

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements preceded by, followed by, or that otherwise include the words "believes," "expects," "seeks," "plans," "projects," "estimates," "anticipates," "predicts" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and are not historical facts. (All capitalized and undefined terms used in this section shall have the same meanings hereafter defined in this Annual Report on Form 10-K.)

Examples of forward-looking statements included in this Annual Report on Form 10-K include, but are not limited to, our statements regarding our network of convenience stores, express tunnel car washes, automotive service centers, automotive parts retailers, and certain other freestanding retailers, including drive-thru quick service restaurants; substantial compliance of our properties with federal, state, and local provisions enacted or adopted pertaining to environmental matters; the effects of U.S. federal tax reform and other legislative, regulatory, and administrative developments; the impact of existing legislation and regulations on our competitive position; our prospective future environmental liabilities, including those resulting from preexisting unknown environmental contamination; negative impacts from geopolitical uncertainty on the global economy or on our tenants' businesses, financial position or results of operations, including from COVID-19 or outbreaks of other highly infectious or contagious diseases, and terrorist attacks and other acts of violence, including current conflicts in Europe and the Middle East; quantifiable trends, which we believe allow us to make reasonable estimates of fair value for the future costs of environmental remediation resulting from the removal and replacement of underground storage tanks; the impact of our redevelopment efforts related to certain of our properties; the amount of revenue we expect to realize from our properties; our belief that our owned and leased properties are adequately covered by casualty and liability insurance; our workplace demographics, recruiting efforts, and employee compensation program; FFO and AFFO as measures that represent our core operating performance and its utility in comparing our core operating performance between periods; the reasonableness of our estimates, judgments, projections, and assumptions used regarding our accounting policies and methods; our critical accounting policies; our exposure and liability due to and our accruals, estimates, and assumptions regarding our environmental liabilities and remediation costs; loan loss reserves or allowances; our belief that our accruals for environmental and litigation matters, including matters related to our former Newark, New Jersey Terminal and the Lower Passaic River, our MTBE multi-district litigation cases in the states of Pennsylvania and Maryland, were appropriate based on the information then available; our claims for reimbursement of monies expended in the defense and settlement of certain MTBE cases under pollution insurance policies; compliance with federal, state, and local provisions enacted or adopted pertaining to environmental matters; our beliefs about the settlement proposals we receive and the probable outcome of litigation or regulatory actions and their impact on us; our expected recoveries from underground storage tanks ("UST") funds; our indemnification obligations and the indemnification obligations of others; our investment strategy and its impact on our financial performance; the adequacy of our current and anticipated cash flows from operations, borrowings under our revolving credit facility, and available cash and cash equivalents; our continued compliance with the covenants in our credit and notes agreements; our belief that certain environmental liabilities can be allocated to others under various agreements; our belief that our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts; our beliefs regarding our properties, including their alternative uses and our ability to sell or lease our vacant properties over time; and our ability to maintain our federal tax status as a REIT.

These forward-looking statements are based on our current beliefs and assumptions and information currently available to us, and are subject to known and unknown risks, uncertainties and other factors and were derived utilizing numerous important assumptions that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors and assumptions involved in the derivation of forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. These factors and assumptions may have an impact on the continued accuracy of any forward-looking statements that we make.

Factors which may cause actual results to differ materially from our current expectations include, but are not limited to, the risks described in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K, as such risk factors may be updated from time to time in our public filings, and risks associated with: complying with environmental laws and regulations and the costs associated with complying with such laws and regulations; substantially all of our tenants depending on the same industry for their revenues; the creditworthiness of our tenants; our tenants' compliance with their lease obligations; renewal of existing leases and our ability to either re-lease or sell properties; our dependence on external sources of capital; counterparty risks; the uncertainty of our estimates, judgments, projections and assumptions associated with our accounting policies and methods; our ability to successfully manage our investment strategy; potential future acquisitions and redevelopment opportunities; changes in interest rates and our ability to manage or mitigate this risk effectively; owning and leasing real estate; our business operations generating sufficient cash for distributions or debt service; adverse developments in general business, economic or political conditions; adverse effect of inflation; federal tax reform; property taxes; potential exposure related to pending lawsuits and claims; owning real estate primarily concentrated in the Northeast and Mid-Atlantic regions of the United States; competition in our industry; the adequacy of our insurance coverage and that of our tenants; failure to qualify as a REIT; dilution as a result of future issuances of equity securities; our dividend policy, ability to pay dividends and changes to our dividend policy; changes in market conditions; provisions in our corporate charter and by-laws; Maryland law discouraging a third-party takeover; the loss of a member or members of our management team or Board of Directors; changes in accounting standards; future impairment charges; terrorist attacks and other acts of violence and war; our information systems; failure to maintain effective internal controls over financial reporting; and negative impacts from the continued presence of COVID-19, including on the global economy or on our tenants' businesses, financial position, or results of operations.

As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results, our growth or reinvestment strategies, our ability to pay dividends or stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this Annual Report on Form 10-K and those that are described from time to time in our other filings with the SEC.

You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events, unless required by law. For any forward-looking statements contained in this Annual Report on Form 10-K or in any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Business

Company Profile

Getty Realty Corp. ("Getty Realty") (NYSE: GTY), a Maryland corporation, is a publicly traded, net lease real estate investment trust ("REIT") specializing in the acquisition, financing and development of convenience, automotive and other single tenant retail real estate. Our predecessor was originally founded in 1955 and our common stock was listed on the New York Stock Exchange ("NYSE") in 1997. Unless otherwise expressly stated or the context otherwise requires, the "Company," "we," "us," and "our" as used herein refer to Getty Realty and its owned and controlled subsidiaries.

Our portfolio includes convenience stores, express tunnel car washes, automotive service centers (gasoline and repair, oil and maintenance, tire and battery, and collision), and certain other freestanding retail properties, including drive-thru quick service restaurants and automotive parts retailers. Our 1,093 properties as of December 31, 2023 are located in 40 states and Washington, D.C., and our tenants operate under a variety of national and regional brands. We are internally managed by our management team, which has extensive experience acquiring, financing, developing and managing convenience, automotive and other single tenant retail real estate.

We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. The Internal Revenue Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level federal income tax and making the REIT a pass-through vehicle for federal income tax purposes if certain REIT qualifications are met. To meet the applicable requirements of the Internal Revenue Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to stockholders annually a substantial portion of its taxable income. As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders each year and would be subject to corporate level federal income taxes on any taxable income that is not distributed.

Our company is headquartered in New York, New York and as of February 15, 2024, we had 32 employees.

Recent Developments

Our investment strategy is predicated on the belief that automobility will remain the dominant form of consumer transportation in the United States and that mobile consumers increasingly prioritize convenience, speed, and service. During the year ended December 31, 2023, we invested more than $325.0 million, a record year for the Company, and continued to grow and diversify our portfolio of convenience, automotive and other freestanding retail properties through fee simple acquisitions and development funding advances for the construction of new-to-industry assets. We were able to accretively fund this investment activity through thoughtful capital markets execution that included our first common stock offering since 2017, active use of our at-the-market equity offering program, and a new unsecured term loan from a group of our existing lenders.

During the year ended December 31, 2023, we acquired fee simple interests in 54 operating properties for $248.1 million (of which $211.7 million was invested in 2023 and $36.4 million represents development funding advances made prior to 2023). The properties we acquired included 26 express tunnel car washes, 13 automotive services centers, 12 convenience stores, and three drive-thru quick service restaurants. In addition, we acquired fee simple interests in 14 under construction car wash properties for $44.8 million and committed to provide additional funding to complete these projects, and advanced incremental development funding totaling $70.7 million for the construction of these and 15 other new-to-industry express tunnel car washes, convenience stores, and auto service centers. As a result of this investment activity, we added ten new tenants to our portfolio, expanded our relationships with several existing tenants, and added or increased exposure to a number of attractive metropolitan areas, including Atlanta, Charleston (SC), Jacksonville, Las Vegas, Phoenix, and Riverside (CA). For additional information regarding our property acquisitions see Note 13 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

During the year ended December 31, 2023, we sold nine properties that generated gross proceeds of approximately $12.0 million and reduced our exposure to certain properties, tenants, and/or geographies that no longer met our long-term investment criteria. For additional information regarding our property dispositions see Note 12 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

During the year ended December 31, 2023, we raised more than $144.0 million of gross equity proceeds through the sale of 4,499,500 common shares subject to forward sales agreements, including 3,450,000 shares ($112.1 million of net proceeds) in a follow-on public offering and 1,049,050 shares through our at-the-market equity offering program ($32.2 million of gross proceeds). As of December 31, 2023, the 1,049,050 shares sold under our at-the-market equity offering program remained subject to forward equity agreements and we expect to settle these shares within 12 months of the respective agreement dates. For additional information regarding our equity issuance see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 8 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

In October 2023, we entered into a new senior unsecured term loan with a group of existing lenders for an aggregate principal amount of $150.0 million. An initial principal amount of $75.0 million was funded at closing, and an additional principal amount of

$75.0 million can be funded at our option any time on or prior to April 14, 2024. The term loan matures October 17, 2025, with one twelve-month extension at our option, and the effective interest rate on the term loan was 6.1% as of December 31, 2023. Proceeds from the funding were used for general corporate purposes, including to repay amounts outstanding under our revolving credit facility and to fund investment activity. For additional information regarding our new term loan see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 4 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Our Properties

As of December 31, 2023, our portfolio included 1,093 properties, of which we owned 1,056 properties and leased 37 properties from third-party landlords. Our properties are located in 40 states and Washington D.C. and includes a concentration in the Northeast and Mid-Atlantic regions that we believe is unique and not readily available for purchase or lease from other owners or landlords. Our typical property consists of approximately one acre of land in a larger metropolitan area and is used as a convenience store, express tunnel car wash, automotive service center, automotive parts retailer, or certain other freestanding retailers, including drive-thru quick service restaurants. Many of our properties are located at highly trafficked urban intersections or conveniently close to highway entrances or exit ramps.

As of December 31, 2023, we leased 1,089 of our properties to tenants under triple-net leases, including 911 properties leased under 44 separate unitary or master triple-net leases, and 178 properties leased under single unit triple-net leases. These leases generally provide for an initial term of 15 or 20 years, with options for successive renewal terms of up to 20 years, and periodic rent escalations. As of December 31, 2023, our weighted average remaining lease term, excluding renewal options, was 8.9 years.

Substantially all of our properties are leased to convenience store operators, petroleum distributors, express tunnel car wash operators, and other automotive-related and retail tenants. Our tenants either operate their businesses at our properties directly or, in the case of certain convenience stores and gasoline and repair stations, sublet our properties and supply fuel to third parties who operate the businesses. For additional information regarding risks related to our tenants' dependence on the performance of the industry, see "Item 1A. Risk Factors – Significant number of our tenants depend on the same industry for their revenues" in this Form 10-K.

Our triple-net lease tenants are responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties, and are also responsible for pre-existing environmental contamination occurring during the terms of their leases. Substantially all of our tenants are also responsible for pre-existing environmental contamination that is discovered during their lease term, except contamination that was known at lease commencement, as to which we have established reserves. For additional information regarding our environmental obligations, see Note 6 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

As of December 31, 2023, we were also actively redeveloping two of our properties for alternative single tenant retail uses, and two of our properties were vacant.

Human Capital Resources

As of December 31, 2023, we had 32 full-time employees, all of which are located in our New York office.

We are dedicated to conducting our business consistent with the highest standards of business ethics. Our Business Conduct Guidelines and Employee Handbook govern our standards and policies with respect to our people, our partners, our health and safety, and our IT security.

We aim to maintain a workplace that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. We conduct annual training to prevent harassment and discrimination and monitor employee conduct year-round.

We prioritize empathy and flexibility to support the safety, health, and security of each member of our team and ensure they are able to meet their personal and family needs, as well as their professional goals. We maintain a permanent hybrid work schedule, allowing team members to work from home two days per week and maintain other policies that support the overall health and wellness of our people and our office space.

We appreciate the important role that our team and the Company play in the communities in which we live and operate. We provide team members with work schedule flexibility and opportunities to support causes and organizations that are meaningful to them. We actively promote our Getty Gives program to facilitate volunteerism and charitable contributions in support of our communities and other causes meaningful to our team members. In 2023, our team participated in our first company-wide community service event with Rethink Food where we worked alongside the Rethink Food team to transform surplus food into meals for distribution to underserved communities. In addition, we made corporate donations to RxArt, an organization that helps children heal through the extraordinary power of visual art, and Remember Me Rescue NY, a foster based animal rescue on Long Island, NY, and matched individual contributions made by our team members to over 20 different charitable organizations serving a wide range of causes.

We participate in annual performance reviews with our employees and hold periodic meetings with employees to gather feedback, discuss opportunities to participate in various professional development programs, and improve the overall employee experience. Our recruiting efforts, compensation and advancement are all based on qualifications, performance, skills and experience. We continue to emphasize employee development and training and our employees are offered regular opportunities to participate in formal and informal professional development through in-person training and online learning resources. We also support and pay for external education classes and seminars requested by our employees if doing so advances their work-related skills or professional development.

We believe that our employees are fairly compensated, without regard to gender, race and ethnicity, and are routinely recognized for outstanding performance. Our compensation program is designed to attract and retain talent, and includes the employee benefit plans described in Note 9 "Employee Benefit Plan" included in Part II, Item 8 of this Annual Report on Form 10-K.

We continually assess and strive to enhance employee satisfaction and engagement. Our employees, many of whom have a long tenure with us, frequently express satisfaction with management and, in the opinion of our management, we have positive relations with our employees.

Investment Strategy and Activity

As part of our strategy to grow and diversify our portfolio, we regularly review acquisition and financing opportunities to invest in additional convenience, automotive and other single tenant retail real estate. We primarily pursue sale leaseback transactions with existing and prospective tenants and will pursue other transactions, including forward commitments to acquire new-to-industry construction and the acquisition of assets with in-place leases, that result in us owning fee simple interests in our properties. Our investment activities may also include purchase money financing with respect to properties we sell, real property loans relating to our leasehold properties and construction loans. Our investment strategy seeks to generate current income and benefit from long-term appreciation in the underlying value of our real estate. To achieve that goal, we seek to invest in well-located, freestanding properties that support automobility and provide convenience and service to consumers in major markets across the country. A key element of our investment strategy is to invest in properties that will enhance our property type, tenant, and geographic diversification.

During the year ended December 31, 2023, we invested more than $325.0 million (net of previously funded amounts), including $211.7 million (net of previously funded amounts) for the acquisition of 54 operating properties, $44.8 million (plus a commitment to provide funding to complete the projects) for the acquisition of 14 under construction express tunnel car washes, and $70.7 million of incremental development funding advances for the construction of new-to-industry assets. In aggregate, we invested in more than 80 assets, including 52 express tunnel car washes, 15 auto service centers, 13 convenience stores, and three drive-thru quick service restaurants, while adding ten new tenants and two new states to our portfolio, and expanding our relationships with several existing tenants and our presence in certain high-growth metropolitan areas.

During the year ended December 31, 2022, we invested $157.5 million across 52 properties, including the acquisition of fee simple interests in 40 properties for an aggregate purchase price of $137.3 million. The properties we acquired included nine convenience stores, 16 express tunnel car washes, 14 automotive services centers and one drive-thru quick service restaurant. We also advanced construction loans in the amount of $20.2 million, including accrued interest, for the development of 12 new-to-industry convenience stores.

For additional information regarding our property acquisitions, see Note 13 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Over the last five years, we have acquired 252 properties, including single property and portfolio transactions located in various geographies and leased to a diverse set of tenants who operate in across the convenience and automotive retail sectors, for an aggregate purchase price of $816.8 million.

Redevelopment Strategy and Activity

We believe that certain of our properties, primarily those currently being used as gas and repair businesses, are well-suited to be redeveloped as new convenience stores or other single tenant convenience and automotive retail uses, such as automotive parts retailers, quick service restaurants, auto service centers, and bank branches. We believe that the redeveloped properties can be leased or sold at higher values than their prior use.

During the year ended December 31, 2023, rent commenced on three completed redevelopments and increased rent commenced on two revenue enhancing capital expenditures ("capex") projects for expanded convenience stores. During the year ended December 31, 2022, new rent commenced on two completed redevelopment projects. Since the inception of our redevelopment program in 2015, we have completed 31 redevelopment and revenue-enhancing capex projects.

For the year ended December 31, 2023, we incurred $0.2 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities and transferred $0.4 million of construction-in-progress to buildings and improvements on our consolidated balance sheets. For the year ended December 31, 2022, we incurred $0.1 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities.

As of December 31, 2023, we had two properties under active redevelopment and others in various stages of feasibility planning for potential recapture from our net lease portfolio.

Competition

The single tenant net lease retail real estate sector in which we operate is highly competitive and we expect major investors with significant capital will continue to compete with us for attractive acquisition opportunities. These competitors include publicly-traded and non-traded REITs, public and private investment funds, petroleum manufacturing, distributing and marketing companies, and other institutional and individual investors.

Trademarks

We own the Getty® name and trademark in connection with our real estate and the petroleum marketing business in the United States and we permit certain of our tenants to use the Getty® trademark at properties that they lease from us.

Regulation

Our properties are subject to numerous federal, state and local laws and regulations including matters related to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. These laws include: (i) requirements to report to governmental authorities discharges of petroleum products into the environment and, under certain circumstances, to remediate soil and groundwater contamination, including pursuant to governmental order and directive, (ii) requirements to remove and replace USTs that have exceeded governmental-mandated age limitations and (iii) the requirement to provide a certificate of financial responsibility with respect to potential claims relating to UST failures. Our triple-net lease tenants are directly responsible for compliance with environmental laws and regulations with respect to their operations at our properties.

We believe that our properties are in substantial compliance with federal, state and local provisions pertaining to environmental matters. Although we are unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, we do not believe that existing legislation and regulations will have a material adverse effect on our competitive position. For additional information regarding pending environmental lawsuits and claims, see "Item 3. Legal Proceedings" in this Form 10-K.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which in certain cases is partially borne by us) and remediation of any environmental contamination that arises during the term of their tenancy. Under substantially all of our triple-net leases, contractual responsibility for remediation of all environmental contamination discovered during the term of the lease is the responsibility of our tenant. Substantially all of our tenants are also responsible for pre-existing environmental contamination that is discovered during their lease term, except contamination that was known at lease commencement, as to which we have established reserves.

For additional information, see "Item 1A. Risk Factors" and "Liquidity and Capital Resources," "Environmental Matters" and "Contractual Obligations" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

In addition to the numerous federal, state and local laws and regulations to which are properties are subject, we elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. Accordingly, we are subject to compliance with the applicable requirements of the Internal Revenue Code concerning REITs, including that a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to stockholders annually a substantial portion of its taxable income. For additional information, see "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Climate Change

As an organization, we are committed to the protection of our assets, communities, and the environment. We emphasize sustainability at our corporate headquarters where we utilize energy efficient computer equipment, filtered water machines, and timed or sensor-controlled HVAC and lighting systems, among other sustainability practices. We are tracking our environmental footprint within our leased corporate office space including monitoring monthly energy usage, recycling efforts, and waste disposal. With our landlord's support, we intend to construct a full picture of our environmental footprint, maximize diversion of recyclable waste in accordance with local regulations, and implement energy conservation measures in our leased space as appropriate and feasible.

Under our triple-net leases, tenants are responsible for operating the businesses conducted at our sites, keeping the properties in good order and repair, and making capital investments as they deem appropriate to optimize their business operations. As such, it is our tenants who control the environmental impact of their operations, including energy efficiency, water usage, and waste and recycling practices, and decide when and how to adopt environmentally sustainable practices and make related investments.

We are pleased that many of our tenants have already completed environmental and sustainability projects, including upgrading to LED lighting, installing energy efficient coolers and HVAC units, and, in select cases, installing electric vehicle (EV) charging stations at our properties. We appreciate that many of our tenants have completed these "green" projects with their own capital and/or have taken advantage of government and other subsidies for qualifying renewable energy technologies and projects. As part of our commitment to Environmental, Social, and Governance matters, in 2022 we implemented our "Getty Green Loans" program to provide low-cost loans to our tenants for the express purpose of investing in environmental and sustainability projects.

As discussed above, we also maintain a robust redevelopment program that repositions select properties within our portfolio to uses other than traditional gas stations, including modern convenience stores or other single tenant retail uses, such as automotive parts, quick service restaurants, bank branches, and specialty retail, among others. We continue to look for opportunities within our portfolio to redevelop properties for less environmentally sensitive uses and to support economic growth in communities where our properties are located.

For additional information, see "Item 1A. Risk Factors" and "Environmental Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Additional Information

Our website address is www.gettyrealty.com. Information available on our website shall not be deemed to be a part of this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC").

Our website also contains our business conduct guidelines ("Code of Ethics"), corporate governance guidelines and the charters of the Audit, Compensation and Nominating/Corporate Governance Committees of our Board of Directors. We intend to make available on our website any future amendments or waivers to our Code of Ethics within four business days after any such amendments or waivers become effective.

Item 1A. Risk Factors

We are subject to various risks, many of which are beyond our control. As a result of these and other factors, we may experience material fluctuations in our future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. An investment in our stock involves various risks, including those mentioned below and elsewhere in this Annual Report on Form 10-K and those that are described from time to time in our other filings with the SEC.

<p align="center">**Summary of Risk Factors**</p>

Our business is subject to risks and uncertainties, including those risks and uncertainties discussed at-length below, that could cause our actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the following:

Risks Related to Our Business and Operations

- The risks inherent in owning or leasing real estate.

- The real estate industry is highly competitive.

- Our future cash flow is dependent on the performance of our tenants of their lease obligations, renewal of existing leases and either re-leasing or selling our properties.

- Significant number of our tenants depend on the same industry for their revenues.

- It may be difficult for our investors to determine the creditworthiness of most of our tenants.

- An increase in costs and liability accruals as a result of environmental laws and regulations could adversely affect our business.

- We are defending pending lawsuits and claims that may subject us to material losses.

- We may be subject to losses that may not be covered by insurance.

- The relative concentration of a material number of our properties in the Northeast and Mid-Atlantic regions of the United States, and adverse conditions in those regions, in particular, could negatively impact our operations.

- Property taxes on our properties may increase without notice.

- Our business operations may not generate sufficient cash for distributions or debt service.

- Adverse developments in general business, economic or political conditions could have a material adverse effect on us.

- Terrorist attacks and other acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and our results of operations (including current geopolitical conflicts in Europe and the Middle East and the related impact on macroeconomic conditions as a result of such conflicts).

- Our exposure to counterparty risk.

- Inflation may adversely affect our financial condition and results of operations.

- Our assets may be subject to impairment charges.

- Our accounting policies and methods require management to make estimates, judgments and assumptions about matters that are inherently uncertain.

- Amendments to the Accounting Standards Codification made by the Financial Accounting Standards Board (the "FASB") or changes in accounting standards may adversely affect our reported revenues, profitability, or financial position.

- If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately and timely report our financial results.

- Our reliance on certain members of our management team or Board of Directors, the loss of any one of which could adversely affect our business or the market price of our common stock.

- Our reliance on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

- Our business, results of operations, and financial condition may be impacted by current or future outbreaks of highly infectious or contagious diseases, including COVID-19.

Risks Related to Financing Our Business

- Our dependency on external sources of capital, which may or may not be available on favorable terms, or at all.

- Interest rate risk and our ability to manage or mitigate this risk effectively.

Risks Related to Our Investment Strategy

- We may not be able to successfully implement our investment strategy.

- We expect to acquire new properties and this may create risks.

- We are pursuing redevelopment opportunities and this creates risks to our Company.

Risks Related to Our Status as a REIT

- The failure to qualify as a REIT under the federal income tax laws would have adverse consequences to our stockholders. Uncertain tax matters may have a significant impact on the results of operations for any single fiscal year or interim period or may cause us to fail to qualify as a REIT.

- The uncertainty regarding the U.S. federal income tax treatment of the cash that we might receive from cash settlement of a forward sale agreement under our at-the-market equity offering program could jeopardize our ability to meet the REIT qualification requirements.

- A risk of changes in the tax law applicable to REITs.

- U.S. federal tax reform legislation could affect REITs generally, our tenants, the markets in which we operate, the price of our common stock and our results of operations.

- In order to preserve our REIT status, our charter limits the number of shares a person may own, which may discourage a takeover that could result in a premium price for our common stock or otherwise benefit our stockholders.

Risks Related to Ownership of Our Securities

- Changes in market conditions could adversely affect the market price of our publicly traded common stock.

- Changes in our dividend policy and the dividends we pay may be subject to significant volatility.

- Our forward sale agreements under our at-the-market equity offering program could result in substantial dilution to our earnings per share and return on equity or result in substantial cash payment obligations.

- In case of our bankruptcy or insolvency, any forward sale agreement that is in effect under our at-the-market equity offering program will automatically terminate, and we would not receive the expected proceeds.

- Future issuances of equity securities could dilute the interest of holders of our equity securities.

- Maryland law may discourage a third-party from acquiring us.

Risks Related to Our Business and Operations

We are subject to risks inherent in owning and leasing real estate.

We are subject to varying degrees of risk generally related to leasing and owning real estate, many of which are beyond our control. In addition to general risks applicable to us, our risks include, among others: our liability as a lessee for long-term lease obligations regardless of our revenues; deterioration in national, regional and local economic and real estate market conditions; potential changes in supply of, or demand for, rental properties similar to ours; competition for tenants and declining rental rates; difficulty in selling or re-leasing properties on favorable terms or at all; impairments in our ability to collect rent or other payments due to us when they are due; increases in interest rates and adverse changes in the availability, cost and terms of financing; uninsured property liability; the impact of present or future environmental legislation and compliance with environmental laws; adverse changes in zoning laws and other regulations; acts of terrorism and war; acts of God; the unforeseen impacts of climate change, compliance with any future laws or regulations designed to prevent or mitigate the impacts of climate change, and any material costs related thereto; the potential risk of functional obsolescence of properties over time the need to periodically renovate and repair our properties; and physical or weather-related damage to our properties. Certain significant expenditures generally do not change in response to economic or other conditions, including: (i) debt service, (ii) real estate taxes, (iii) environmental remediation costs and (iv) operating and maintenance costs. The combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings and could have an adverse effect on our financial condition.

Each of the factors listed above could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. In addition, real estate investments are relatively illiquid, which means that our ability to vary our portfolio of properties in response to changes in economic and other conditions may be limited.

We are in a competitive business.

The real estate industry is highly competitive. Where we own properties, we compete for tenants with a large number of real estate property owners and other companies that sublet properties. Our principal means of competition are rents we are able to charge in relation to the income producing potential of the location. In addition, we expect other major real estate investors, some with much greater financial resources or more experienced personnel than we have, will compete with us for attractive acquisition opportunities. These competitors include petroleum manufacturing, distributing and marketing companies, convenience store retailers, other REITs, public and private investment funds, and other individual and institutional investors. This competition has increased prices for properties we seek to acquire and may impair our ability to make suitable property acquisitions on favorable terms in the future.

Our future cash flow is dependent on the performance of our tenants of their lease obligations, renewal of existing leases and either re-leasing or selling our properties.

We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn could negatively impact our rental revenues. We are subject to risks that the terms governing renewal or re-leasing of our properties (including, compliance with numerous federal, state and local laws and regulations related to the protection of the environment, such as the remediation of contamination and the retirement and decommissioning or removal of long-lived assets, the cost of required renovations, or replacement of USTs and related equipment) may be less favorable than current lease terms.

We are also subject to the risk that we may receive less net proceeds from the properties we sell as compared to their current carrying value or that the value of our properties may be adversely affected by unfavorable general economic conditions. Unfavorable general economic conditions may also negatively impact our ability to re-lease or sell our properties. Numerous properties compete with our properties in attracting tenants to lease space. The number of available or competitive properties in a particular area could have a material adverse effect on our ability to lease or sell our properties and on the rents we are able to charge. In addition to the risk of disruption in rent receipts, we are subject to the risk of incurring real estate taxes, maintenance, environmental and other expenses at vacant properties. The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. These risks are greater with respect to certain of our tenants who lease multiple properties from us. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If (i) our tenants do not perform their lease obligations, (ii) we are unable to renew existing leases and promptly recapture and re-lease or sell our properties, (iii) lease terms upon renewal or re-leasing are less favorable than current or historical lease terms, (iv) the values of properties that we sell are adversely affected by market conditions, or (v) we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy, then our cash flow could be significantly adversely affected.

Significant number of our tenants depend on the same industry for their revenues.

We derive significant portion of our revenues from leasing, primarily on a triple-net basis, and financing convenience store and gasoline station properties to tenants in the petroleum marketing industry. Accordingly, significant portion of our revenues depend on the economic success of the petroleum marketing industry, and any factors that adversely affect that industry, such as disruption in the supply of petroleum or a decrease in the demand for conventional motor fuels due to conservation, technological advancements in petroleum-fueled motor vehicles or an increase in the use of, and consumer demand for, alternative fuel, electric and battery-operated vehicles, or other "green technologies," could have a material adverse effect on our business, financial condition and results of operations, liquidity, ability to pay dividends or stock price. Similarly, governmental regulations regarding climate change and the greenhouse gas emissions may accelerate these trends that could have a material adverse effect on our business, financial condition and results of operations, liquidity, ability to pay dividends or stock price. The success of participants in the petroleum marketing industry depends upon the sale of refined petroleum products at margins in excess of fixed and variable expenses. The petroleum marketing industry is highly competitive and volatile. Petroleum products are commodities, the prices of which depend on numerous factors that affect supply and demand. The prices paid by our tenants and other petroleum marketers for products are affected by global, national and regional factors. A large, rapid increase in wholesale petroleum prices would adversely affect the profitability and cash flows of our tenants if the increased cost of petroleum products could not be passed on to their customers or if automobile consumption of gasoline was to decline significantly. We cannot be certain as to how these factors will affect petroleum product prices or supply in the future, or how in particular they will affect our tenants.

Because certain of our tenants are not rated and their financial information is not available to you, it may be difficult for our investors to determine their creditworthiness.

The majority of our properties are leased to tenants who are not rated by any nationally recognized statistical rating organizations. In addition, our tenants' financial information is not generally available to our investors. Additionally, many of our tenants are part of larger corporate organizations and we do not receive financial information for the other entities in those organizations. The financial distress of other affiliated companies or businesses in those organizations may negatively impact the ability or willingness of our tenant to perform its obligations under its lease with us. Because of the lack of financial information or credit ratings it is, therefore, difficult for our investors to assess the creditworthiness of our tenants and to determine the ability of our tenants to meet their obligations to us. It is possible that the assumptions and estimates we make after reviewing publicly and privately obtained information about our tenants are not accurate and that we may be required to increase reserves for bad debts, record allowances for deferred rent receivable or record additional expenses if our tenants are unable or unwilling to meet their obligations to us.

We incur significant operating costs and, from time to time, may have significant liability accruals as a result of environmental laws and regulations, which costs and accruals could significantly increase, and reduce our profitability or have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment. Under certain environmental laws, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances or petroleum products at, on, or under, such property, and may be required to investigate and clean-up such contamination. Such laws typically impose liability and clean-up responsibility first on the party responsible for the contamination, but can also impose liability and clean-up responsibility on the owner and the current operator without regard to whether the owner or operator knew of or caused the presence of the contaminants, or the timing or cause of the contamination. Liability under such environmental laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility and the financial resources are available to perform the remediation. For example, liability may arise as a result of the historical use of a property or from the migration of contamination from adjacent or nearby properties. Any such contamination or liability may also reduce the value of the property. In addition, the owner or operator of a property may be subject to claims by third-parties based on injury, damage and/or costs, including investigation and clean-up costs, resulting from environmental contamination present at or emanating from a property. We cannot predict what environmental legislation or regulations may be enacted in the future, or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Additionally, compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation. Accordingly, compliance with environmental laws and regulations could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

The majority of the properties owned or controlled by us are leased as convenience store and gasoline station properties, and therefore may contain, or may have contained, USTs for the storage of petroleum products and other hazardous or toxic substances, which creates a potential for the release of such products or substances. Some of our properties are subject to regulations regarding the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Some of the properties may be adjacent to or near properties that have contained or currently contain USTs used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties are on, adjacent to, or near properties upon which others have engaged or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances. There may be other environmental problems associated with our properties of which we are unaware. These problems may make it more difficult for us to re-lease or sell our properties on favorable terms, or at all.

We enter into leases and various other agreements which contractually allocate responsibility between the parties for known and unknown environmental liabilities at or relating to the subject properties. Under applicable laws, we are contingently liable for these environmental obligations in the event that our tenant does not satisfy them, and we are required to accrue for environmental liabilities that we believe are allocable to others under our leases if we determine that it is probable that our tenant will not meet its environmental obligations. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We assess whether to accrue for environmental liabilities based upon relevant factors including our tenants' histories of paying for such obligations, our assessment of their financial capability, and their intent to pay for such obligations. However, there can be no assurance that our assessments are correct or that our tenants who have paid their obligations in the past will continue to do so. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenant fails to pay them. The ultimate resolution of these matters could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which in certain cases is partially borne by us) and remediation of any environmental contamination that arises during the term of their tenancy. Under the terms of our leases covering properties previously leased to Getty Petroleum Marketing Inc. ("Marketing") (substantially all of which commenced in 2012), we agreed to be responsible for environmental contamination at the premises that was known at the time the lease commenced, and for environmental contamination which existed prior to commencement of the lease and is discovered (other than as a result of a voluntary site investigation) during the first 10 years of the lease term (or a shorter period for a minority of such leases). Substantially all of these 10-year (or, in certain cases, shorter) "look back" periods have now expired, therefore responsibility for all newly discovered contamination, even if it relates to periods prior to commencement of these leases, is contractually allocated to our tenant. Our tenants at properties previously leased to Marketing are in all cases contractually responsible for the cost of any remediation of contamination that results from their use and occupancy of our properties. Under substantially all of our other triple-net leases (i.e., leases covering properties not previously leased to Marketing), contractual responsibility for remediation of all environmental contamination discovered during the term of the lease (including known and unknown contamination that existed prior to commencement of the lease) is the responsibility of our tenant.

For additional information regarding pending environmental lawsuits and claims, and environmental remediation obligations and estimates, see "Item 3. Legal Proceedings", "Environmental Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 6 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the amount of data available upon initial assessment of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, changes in costs associated with environmental remediation services and equipment, the availability of state UST remediation funds and the possibility of existing legal claims giving rise to allocation of responsibilities to others, as well as the time it takes to remediate contamination and receive regulatory approval. In developing our liability for estimated environmental remediation obligations on a property by property basis, we consider, among other things, laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. Environmental accruals are based on estimates derived upon facts known to us at this time, which are subject to significant change as circumstances change, and as environmental contingencies become more clearly defined and reasonably estimable.

We cannot predict if state UST fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement at historical recovery rates under these programs. As a result, our estimates in respect of recoveries from state UST remediation funds could change, which could adversely affect our accruals for environmental remediation liabilities.

Any changes to our estimates or our assumptions that form the basis of our estimates may result in our providing an accrual, or adjustments to the amounts recorded, for environmental remediation liabilities. Additional environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are defending pending lawsuits and claims and are subject to material losses.

We are subject to various lawsuits and claims, including litigation related to environmental matters, such as those arising from leaking USTs, contamination of groundwater with methyl tertiary butyl ether (a fuel derived from methanol, commonly referred to as "MTBE") and releases of motor fuel into the environment, and toxic tort claims. The ultimate resolution of certain matters cannot be predicted because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. Our ultimate liabilities resulting from the lawsuits and claims we face could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. For additional information with respect to certain pending lawsuits and claims, see "Item 3. Legal Proceedings" and Note 3 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

We are subject to losses that may not be covered by insurance.

We and our tenants carry insurance against certain risks and in such amounts as we believe are customary for businesses of our kind. However, as the costs and availability of insurance change, we may decide not to be covered against certain losses (such as certain environmental liabilities, earthquakes, hurricanes, floods and civil disorder) where, in the judgment of management, the insurance is not warranted due to cost or availability of coverage or the remoteness of perceived risk. Furthermore, there are certain types of losses, such as losses resulting from wars, terrorism or certain acts of God, that generally are not insured because they are either uninsurable or not economically insurable. There is no assurance that the existing insurance coverages are or will be sufficient to cover actual losses incurred. The destruction of, or significant damage to, or significant liabilities arising out of conditions at, our properties due to an uninsured loss would result in an economic loss and could result in us losing both our investment in, and anticipated profits from, such properties. When a loss is insured, the coverage may be insufficient in amount or duration, or a lessee's customers may be lost, such that the lessee cannot resume its business after the loss at prior levels or at all, resulting in reduced rent or a default under its lease. Any such loss relating to a large number of properties could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

A material portion of our properties are concentrated in the Northeast and Mid-Atlantic regions of the United States, and adverse conditions in those regions, in particular, could negatively impact our operations.

A significant portion of the properties we own and lease are located in the Northeast and Mid-Atlantic regions of the United States and, as of December 31, 2023, 32.0% of our annual base rent is derived from four states (New York, Massachusetts, Maryland, and Connecticut). Because of the relative concentration of our properties in those regions, in the event of adverse economic conditions in those regions, we would likely experience higher risk of default on payment of rent to us than if our properties were more geographically diversified. Additionally, the rents on our properties may be subject to a greater risk of default than other properties in the event of adverse economic, political or business developments, natural disasters or severe weather that may affect the Northeast or Mid-Atlantic regions of the United States and the ability of our lessees to make rent payments. This relative lack of geographical diversification could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Property taxes on our properties may increase without notice.

Each of the properties we own or lease is subject to real property taxes. The leases for certain of the properties that we lease from third-parties obligate us to pay real property taxes with regard to those properties. The real property taxes on our properties and any other properties that we acquire or lease in the future may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. To the extent that our tenants are unable or unwilling to pay such increase in accordance with their leases, our net operating expenses may increase.

Our business operations may not generate sufficient cash for distributions or debt service.

There is no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay dividends on our common stock, to pay our indebtedness or to fund our other liquidity needs. We may not be able to repay or refinance existing indebtedness on favorable terms, which could force us to dispose of properties on disadvantageous terms (which may also result in losses) or accept financing on unfavorable terms.

Adverse developments in general business, economic or political conditions could have a material adverse effect on us.

Adverse developments in general business and economic conditions, including through recession, downturn or otherwise, either in the economy generally or in those regions in which a large portion of our business is conducted, could have a material adverse effect on us and significantly increase certain of the risks we are subject to. Among other effects, adverse economic conditions could depress real estate values, impact our ability to re-lease or sell our properties and have an adverse effect on our tenants' level of sales and financial performance generally. As our revenues are substantially dependent on the economic success of our tenants, any factors that adversely impact our tenants could also have a material adverse effect on our business, financial condition and results of operations, liquidity, ability to pay dividends or stock price.

Terrorist attacks and other acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and our results of operations (including current geopolitical conflicts in Europe and Middle East and the related impact on macroeconomic conditions as a result of such conflicts).

Terrorist attacks or other acts of violence or war (including current geopolitical conflicts in Europe and Middle East and the related impact on macroeconomic conditions as a result of such conflicts) could negatively affect our business or the businesses of our tenants. These attacks may directly or indirectly impact the physical facilities, networks or the business or the financial condition of us or those of our tenants, vendors or financial institutions with which we have a relationship or conduct business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Terrorist attacks also could be a factor resulting in, or which could exacerbate, an economic recession in the United States or abroad. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are exposed to counterparty risk and there can be no assurances that we will effectively manage or mitigate this risk.

We regularly interact with counterparties in various industries. The types of counterparties most common to our transactions and agreements include, but are not limited to, landlords, tenants, vendors and lenders. We also enter into agreements to acquire and sell properties which allocate responsibility for certain costs to the counterparty. Our most significant counterparties include, but are not limited to, the members of the bank syndicate related to our to our credit agreements, the lenders that are the counterparties to our note purchase agreements, and our major tenants from whom we derive a significant amount of rental revenue. The default, insolvency or other inability or unwillingness of a significant counterparty to perform its obligations under an agreement, including, without limitation, as a result of the rejection of an agreement in bankruptcy proceedings, is likely to have a material adverse effect on us.

As of December 31, 2023, we leased:

- 150 properties in four separate unitary leases to subsidiaries of ARKO Corp. which represented, in the aggregate, 15% of our total revenues for the year ended December 31, 2023.

- 150 properties in three separate unitary leases and two stand-alone leases to subsidiaries of Global Partners LP which represented, in the aggregate, 14% of our total revenues for the year ended December 31, 2023.

- 77 properties in three separate unitary leases and one stand-alone lease to Apro, LLC (d/b/a United Oil) which, in the aggregate, represented 10% of our total revenues for the year ended December 31, 2023.

We may also undertake additional transactions with these or other existing tenants, which would further concentrate our sources of rental revenues. Many of our tenants, including those noted above, are part of larger corporate organizations and the financial distress of one subsidiary or other affiliated companies or businesses in those organizations may negatively impact the ability or willingness of our tenant to perform its obligations under its lease with us. The failure of a major tenant or their default in their rental and other obligations to us is likely to have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Inflation may adversely affect our financial condition and results of operations.

Although inflation has not materially impacted our results of operations in the recent past, increased inflation could have a more pronounced negative impact on any variable rate debt we incur in the future and on our results of operations. During times when inflation is greater than increases in rent, as provided for in our leases, rent increases may not keep up with the rate of inflation. Likewise, even though our triple-net leases reduce our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect our tenants' ability to pay rent.

Also, during inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense of our borrowings. Our exposure to increases in interest rates in the short term is limited to our variable-rate borrowings, which consist of borrowings under our revolving credit facility. Additionally, inflationary pricing may have a negative effect on the real estate acquisitions and construction costs necessary to complete our development and redevelopment projects, including, but not limited to, costs of construction materials, labor, and services from third-party contractors and suppliers. Higher acquisition and construction costs could adversely impact our net investments in real estate and expected yields on our development and redevelopment projects, which may make otherwise lucrative investment opportunities less profitable to us. As a result, our financial condition, results of operations, and cash flows, as well as our ability to pay dividends, could be adversely affected over time.

Our assets may be subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on Generally Accepted Accounting Principles ("GAAP"), and includes a variety of factors such as market conditions, the accumulation of asset retirement costs due to changes in estimates associated with our estimated environmental liabilities, the status of significant leases, the financial condition of major tenants, and other assumptions and factors that could affect the cash flow from or fair value of our properties. During the years ended December 31, 2023 and 2022, we incurred $5.2 million and $3.5 million, respectively, of impairment charges. We may be required to take similar impairment charges, which could affect the implementation of our current business strategy and have a material adverse effect on our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations, and they require management to make estimates, judgments and assumptions about matters that are inherently uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. We have identified several accounting policies as being critical to the presentation of our financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. We cannot provide any assurance that we will not make subsequent significant adjustments to our consolidated financial statements. Estimates, judgments and assumptions underlying our consolidated financial statements include, but are not limited to, receivables and related reserves, deferred rent receivable, income under direct financing leases, asset retirement obligations (including environmental remediation obligations and future environmental liabilities for pre-existing unknown environmental contamination), real estate, depreciation and amortization, carrying value of our properties, impairment of long-lived assets, litigation, accrued liabilities, income taxes and allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed. If our accounting policies, methods, judgments, assumptions, estimates and allocations prove to be incorrect, or if circumstances change, our business, financial condition, revenues, operating expense, results of operations, liquidity, ability to pay dividends or stock price may be materially adversely affected.

Amendments to the Accounting Standards Codification made by the Financial Accounting Standards Board (the "FASB") or changes in accounting standards issued by other standard-setting bodies may adversely affect our reported revenues, profitability or financial position.

Our consolidated financial statements are subject to the application of GAAP in accordance with the Accounting Standards Codification, which is periodically amended by the FASB. The application of GAAP is also subject to varying interpretations over time. Accordingly, we are required to adopt amendments to the Accounting Standards Codification or comply with revised interpretations that are issued from time-to-time by recognized authoritative bodies, including the FASB and the SEC. Those changes could adversely affect our reported revenues, profitability or financial position.

If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately and timely report our financial results.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

As a result of material weaknesses or significant deficiencies that may be identified in our internal control over financial reporting in the future, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we or our independent registered public accounting firm discover any such weaknesses or deficiencies, we will make efforts to further improve our internal control over financial reporting controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on the NYSE. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

The loss of certain members of our management team or Board of Directors could adversely affect our business or the market price of our common stock.

Our future success and ability to implement our business and investment strategy depends, in part, on our ability to attract and retain key management personnel and directors, and on the continued contributions of such persons, each of whom may be difficult to replace. As a REIT, we employ only 32 employees and have a cost-effective management structure. We do not have any employment agreements with any of our executives. In the event of the loss of key management personnel or directors, or upon unexpected death, disability or retirement, we may not be able to find replacements with comparable skill, ability and industry expertise, which could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. Additionally, certain of our directors beneficially own more than 5% of the outstanding shares of our common stock. If any of these directors cease to be a director of the Company and they or their estate sell a significant portion of such holdings into the public market, it could adversely affect the market price of our common stock.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business. Additionally, our failure to comply with applicable privacy, data security or protection or cyber security laws could adversely affect our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include personal identifying information of tenants and lease data. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential tenant information, such as individually identifiable information relating to financial accounts. Although we have taken steps to protect the security of the data maintained in our information systems, it is possible that our security measures will not be able to prevent the systems' improper functioning, or the improper disclosure of personally identifiable information such as in the event of cyber attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, whether of our systems or those of our vendors or other third parties who hold or have access to our information, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure by us, or our vendors or other third parties who hold or have access to our information to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us.

In the future, we directly or through our third-party provided information technology systems or software may incorporate artificial intelligence ("AI") capabilities into our business. As with many innovations, AI presents risks, challenges, and unintended consequences that could affect its adoption, and therefore our business. AI algorithms and training methodologies may be flawed, ineffective or inadequate. The rapid evolution of AI, particularly the anticipated government regulation of AI, could require significant resources for compliance, whether in the development, testing or maintenance of such systems or software. AI development or deployment practices by us or third-party providers could result in incidents that could increase the resources we need to implement cybersecurity measures to protect the security of our data. These deficiencies and other failures of any potential AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm.

Governments are continuing to focus on privacy, cybersecurity, data protection, data security, and AI and it is possible that new privacy or data security laws will be passed or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding our employees' and users' data could require us to modify our business, services and products features, possibly in a material manner, and may limit our ability to develop new products, services, and features. Although we have made efforts to design our policies, procedures, and systems to comply with the current requirements of applicable state, federal, and foreign laws, changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs.

Our business, results of operations, and financial condition may be impacted by current or future outbreak of other highly infectious or contagious diseases, including COVID-19, and such impact could be materially adverse.

The global spread of COVID-19 created significant volatility, uncertainty, and economic disruption. The extent to which COVID-19, or the future outbreak of other highly infectious or contagious diseases, impacts our business, operations and financial results is uncertain, and will depend on numerous evolving factors that we may not be able to accurately predict, including governmental, business, and individual actions taken in response to any such outbreak and the impact of those actions on global economic activity; the actions taken in response to economic disruption; the reduced economic activity, if not closures from time to time of our tenants' facilities, may impact our tenants' businesses, financial condition and liquidity, and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations; general decline in business activity and demand for real estate transactions could adversely affect our ability or desire to grow our portfolio of properties; the financial impact of any such outbreak could negatively impact our future compliance with the financial covenants of our various borrowings and result in a default and potentially an acceleration of indebtedness, which non-compliance could negatively impact our ability to make additional borrowings under our revolving credit facility and pay dividends; and a deterioration in our or our tenants' ability to operate in affected areas or delays in the supply of products or services to us or our tenants from vendors that are needed for our or our tenants' efficient operations could adversely affect our operations and those of our tenants.

Risks Related to Financing Our Business

We are dependent on external sources of capital which may not be available on favorable terms, or at all.

We are dependent on external sources of capital to maintain our status as a REIT and must distribute to our stockholders each year at least 90% of our net taxable income, excluding any net capital gain. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. Therefore, we will have to continue to rely on third-party sources of capital, which may or may not be available on favorable terms, or at all. We may need to access the capital markets in order to execute future significant acquisitions. There can be no assurance that sources of capital will be available to us on favorable terms, or at all.

Our principal sources of liquidity include cash flows from operations, funds available under our revolving credit facility, proceeds from the offering of new debt or equity securities, including the sale of our common stock under our at-the-market equity offering program, and available cash and cash equivalents.

The credit and note purchase agreements governing our borrowings contain customary financial covenants such as leverage, coverage ratios and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. These agreements also contain customary events of default, including cross defaults to each other, change of control and failure to maintain REIT status. Our ability to meet the terms of the agreements is dependent upon our continued ability to meet certain criteria, as further described in Note 4 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K, the performance of our tenants, and the other risks described in this section. If we are not in compliance with one or more of our covenants, which could result in an event of default under these agreements, there can be no assurance that our lenders would waive such non-compliance. This could have a material adverse effect on our business, financial condition, results of operation, liquidity, ability to pay dividends or stock price.

We have filed a registration statement with the SEC allowing us to offer, from time to time, an indefinite amount of equity and debt securities on an as-needed basis, including shares of our common stock under our at-the-market equity program. The offering of new debt and equity securities will depend on a variety of factors to be determined by us, including among others, market conditions, prevailing interest rates, and the trading price of our common stock.

Our access to third-party sources of capital depends upon a number of factors including general market conditions, the market's perception of our growth potential, financial stability, our current and potential future earnings and cash distributions, covenants and limitations imposed under our credit and note purchase agreements, and the market price of our common stock.

We are exposed to interest rate risk and there can be no assurances that we will manage or mitigate this risk effectively.

We are exposed to interest rate risk, primarily as a result of our revolving credit facility. Borrowings under our revolving credit facility bear interest at a floating rate and, accordingly, an increase in interest rates will increase the amount of interest we must pay under our revolving credit facility. Our interest rate risk may materially change in the future if we increase our borrowings under the revolving credit facility, amend the credit and note purchase agreements governing our borrowings, seek other sources of debt or equity capital, or refinance our outstanding indebtedness. A significant increase in interest rates could also make it more difficult to find alternative financing on desirable terms. For additional information with respect to interest rate risk, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K.

Risks Related to Our Investment Strategy

We may not be able to successfully implement our investment strategy.

We may not be able to successfully implement our investment strategy. We cannot assure that our portfolio of properties will expand at all, or if it will expand at any specified rate or to any specified size. As part of our overall growth strategy, we regularly review acquisition, financing and redevelopment opportunities, and we expect to continue to pursue investments that we believe will benefit our financial performance. We cannot assure that investment opportunities which meet our investment criteria will be available. Pursuing our investment opportunities may result in additional debt or new equity issuances, that may initially be dilutive to our net income, and such investments may not perform as we expect or produce the returns that we anticipate (including, without limitation, as a result of tenant bankruptcies, tenant concessions, our inability to collect rents and higher than anticipated operating expenses). Further, we may not be able to successfully integrate investments into our existing portfolio without operating disruptions or unanticipated costs. To the extent that our current sources of liquidity are not sufficient to fund such investments, we will require other sources of capital, which may or may not be available on favorable terms or at all. Additionally, to the extent that we increase the size of our portfolio, we may not be able to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient operational staff to integrate investments into our portfolio or manage any future investments without operating disruptions or unanticipated costs. Moreover, our continued growth will require increased investment in management personnel, professional fees, other personnel, financial and management systems and controls and facilities, which will result in additional operating expenses. Under the circumstances described above, our results of operations, financial condition and growth prospects may be materially adversely affected.

We expect to acquire new properties and this may create risks.

We may acquire properties when we believe that an acquisition matches our business and investment strategies. These properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is possible that the operating performance of these properties may decline after we acquire them, or that they may not perform as expected. Further, if financed by additional debt or new equity issuances, our acquisition of properties may result in stockholder dilution. Our acquisition of properties will expose us to the liabilities of those properties, some of which we may not be aware of at the time of such acquisitions. We face competition in pursuing these acquisitions and we may not succeed in leasing acquired properties at rents sufficient to cover the costs of their acquisition and operations.

Newly acquired properties may require significant management attention that would otherwise be devoted to our ongoing business. We may not succeed in consummating desired acquisitions. Consequences arising from or in connection with any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are pursuing redevelopment opportunities and this creates risks to our Company.

We have commenced a program to redevelop certain of our properties, and to recapture select properties from our net lease portfolio in order to redevelop such properties, for either a new convenience and gasoline use or for alternative single tenant net lease retail uses. The success at each stage of our redevelopment program is dependent on numerous factors and risks, including our ability to identify and extract qualified sites from our portfolio and successfully prepare and market them for alternative uses, and project development issues, including those relating to planning, zoning, licensing, permitting, third party and governmental authorizations, changes in local market conditions, increases in construction costs, the availability and cost of financing, and issues arising from possible discovery of new environmental contamination and the need to conduct environmental remediation. Occupancy rates and rents at any particular redeveloped property may fail to meet our original expectations for reasons beyond our control, including changes in market and economic conditions and the development by competitors of competing properties. We could experience increased and unexpected costs or significant delays or abandonment of some or all of these redevelopment opportunities. For any of the above-described reasons, and others, we may determine to abandon opportunities that we have already begun to explore or with respect to which we have commenced redevelopment efforts and, as a result, we may fail to recover expenses already incurred. We cannot assure you that we will be able to successfully redevelop and lease any of our identified opportunities or that our overall redevelopment program will be successful. Consequences arising from or in connection with any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT under the federal income tax laws would have adverse consequences to our stockholders. Uncertain tax matters may have a significant impact on the results of operations for any single fiscal year or interim period or may cause us to fail to qualify as a REIT.

We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. To qualify for taxation as a REIT, we must, among other requirements such as those related to the composition of our assets and gross income, distribute annually to our stockholders at least 90% of our taxable income, including taxable income that is accrued by us without a corresponding receipt of cash. Accordingly, we generally will not be subject to federal income tax on qualifying REIT income, provided that distributions to our stockholders equal at least the amount of our taxable income as defined under the Internal Revenue Code. But, we may have to borrow money or sell assets to satisfy such distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. Many of the REIT requirements are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend. We may have to borrow money or sell assets to pay such a deficiency dividend.

We cannot guarantee that we will continue to qualify in the future as a REIT. We cannot give any assurance that new legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements relating to our qualification. If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and will again be subject to federal income tax at regular corporate rates, we could be subject to the federal alternative minimum tax for taxable years beginning before 2019, we could be required to pay significant income taxes and we would have less money available for our operations and distributions to stockholders. This would likely have a significant adverse effect on the value of our securities. We could also be precluded from treatment as a REIT for four taxable years following the year in which we lost the qualification, and all distributions to stockholders would be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. Loss of our REIT status could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

The U.S. federal income tax treatment of the cash that we might receive from cash settlement of a forward sale agreement under our at-the market equity offering program is unclear and could jeopardize our ability to meet the REIT qualification requirements.

In the event that we elect to settle any forward sale agreement for cash and the settlement price is below the applicable forward sale price, we would be entitled to receive a cash payment from the relevant Forward Purchaser. Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract," as defined in the Code by reference to the Exchange Act. Although we believe that any amount received by us in exchange for our stock would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, we may be able to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code.

There is a risk of changes in the tax law applicable to real estate investment trusts.

Because the IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative actions may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

The Tax Cuts and Jobs Act of 2017, or the TCJA, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their shareholders. Changes made by the TCJA and the CARES Act that could affect us and our shareholders include:

- temporarily reducing individual U.S. federal income tax rates on ordinary income; the highest individual U.S. federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026;

- permanently eliminating the progressive corporate tax rate structure, with a maximum corporate tax rate of 35%, and replacing it with a flat corporate tax rate of 21%;

- permitting a deduction for certain pass-through business income, including dividends received by our shareholders from us that are not designated by us as capital gain dividends or qualified dividend income, which will generally allow individuals, trusts, and estates to deduct up to 20% of such amounts for taxable years beginning after December 31, 2017 and before January 1, 2026;

- reducing the highest rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

- limiting our deduction for net operating losses to 80% of REIT taxable income (prior to the application of the dividends paid deduction) for taxable years beginning after December 31, 2020;

- generally limiting the deduction for net business interest expense in excess of a specified percentage (50% for taxable years beginning in 2019 and 2020 and 30% for subsequent taxable years) of a business's adjusted taxable income except for taxpayers that engage in certain real estate businesses and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system for certain property); and

- eliminating the corporate alternative minimum tax.

You are urged to consult with your tax advisor with respect to the status of legislative, regulatory, judicial or administrative developments and proposals and their potential effect on an investment in our securities.

U.S. federal tax reform legislation could affect REITs generally, our tenants, the markets in which we operate, the price of our common stock and our results of operations, in ways, both positively and negatively, that are difficult to predict.

Certain federal tax legislation more specifically described above (the "2017 Legislation") included significant changes to corporate and individual tax rates and the calculation of taxes. As a REIT, we are generally not required to pay federal taxes otherwise applicable to regular corporations if we distribute all of our income and comply with the various tax rules governing REITs. Stockholders, however, are generally required to pay taxes on REIT dividends. The 2017 Legislation changed the way in which dividends paid on our stock are taxed by the holder of that stock and could impact the price of our common stock or how stockholders and potential investors view an investment in REITs. In addition, while certain elements of the 2017 Legislation do not impact us directly as a REIT, they could impact our tenants and the markets in which we operate in ways, both positive and negative, that are difficult to predict.

Prospective stockholders are urged to consult with their tax advisors with respect to the 2017 Legislation and any other regulatory or administrative developments and proposals and the potential effects thereof on an investment in our common stock.

In order to preserve our REIT status, our charter limits the number of shares a person may own, which may discourage a takeover that could result in a premium price for our common stock or otherwise benefit our stockholders.

Our charter, with certain exceptions, authorizes our Board of Directors to take such actions as are necessary and desirable to preserve our qualification as a REIT for federal income tax purposes. Unless exempted by our Board of Directors, no person may (i) own, or be deemed to own by virtue of certain constructive ownership provisions of the Internal Revenue Code, in excess of 5.0% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or (ii) own, or be deemed to own by virtue of certain other constructive ownership provisions of the Internal Revenue Code, in excess of 9.9% (by value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock, which may discourage large investors from purchasing our stock. This restriction may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Ownership of Our Securities

Changes in market conditions could adversely affect the market price of our publicly traded common stock.

As with other publicly traded securities, the market price of our publicly traded common stock depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of our publicly traded common stock are the following: our financial condition and performance and that of our significant tenants; the market's perception of our growth potential and potential future earnings; the reputation of REITs generally and the reputation of REITs with portfolios similar to us; the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies); an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for publicly traded securities; the extent of institutional investor interest in us; and general economic and financial market conditions.

We may change our dividend policy and the dividends we pay may be subject to significant volatility.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend upon such factors as the Board of Directors deems relevant and the dividend paid may vary from expected amounts. Any change in our dividend policy could adversely affect our business and the market price of our common stock. In addition, the credit and note purchase agreements governing our borrowings prohibit the payments of dividends during certain events of default. No assurance can be given that our financial performance in the future will permit our payment of any dividends or that the amount of dividends we pay, if any, will not fluctuate significantly. Under the Maryland General Corporation Law ("MGCL"), our ability to pay dividends would be restricted if, after payment of the dividend, (i) we would not be able to pay indebtedness as it becomes due in the usual course of business or (ii) our total assets would be less than the sum of our liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the rights of any stockholders with liquidation preferences. There currently are no stockholders with liquidation preferences.

No assurance can be given that our financial performance in the future will permit our payment of any dividends. The credit and note purchase agreements governing our borrowings contain customary financial covenants such as availability, leverage and coverage ratios and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. As a result of the factors described above, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, stock price and ability to pay dividends.

Future issuances of equity securities could dilute the interest of holders of our equity securities.

Our future growth depends upon our ability to raise additional capital. If we were to raise additional capital through the issuance of equity securities, such issuance, the receipt of the net proceeds thereof and the use of such proceeds may have a dilutive effect on our expected earnings per share, funds from operations per share and adjusted funds from operations per share. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors. Additionally, we are not restricted from issuing additional shares of our common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after an offering or the perception that such sales could occur.

Provisions contained in a forward sale agreement under our at-the-market equity offering program could result in substantial dilution to our earnings per share and return on equity or result in substantial cash payment obligations.

We have previously entered into forward sale agreements and may in the future enter into additional forward sale agreements, including under our at-the-market equity offering program, that subject us to certain risks. If we enter into one or more forward sale agreements in connection with the at-the-market equity offering program, the relevant Forward Purchaser (as defined in such forward sale agreement) will have the right to accelerate its forward sale agreement (with respect to all or any portion of the transaction under such forward sale agreement that the Forward Purchaser determines is affected by an event described below) and require us to physically settle on a date specified by such Forward Purchaser if:

- in such Forward Purchaser's good faith, commercially reasonable judgment, it or its affiliate (x) is unable to hedge its exposure under such forward sale agreement because an insufficient number of shares of our common stock have been made available for borrowing by securities lenders or (y) would incur a stock loan cost in excess of a specified threshold to hedge its exposure under such forward sale agreement;

- we declare any dividend, issue or distribution on shares of our common stock (a) payable in cash in excess of specified amounts (unless it is an extraordinary dividend), (b) payable in securities of another company that we acquire or own (directly or indirectly) as a result of a spin-off or similar transaction, or (c) payable in any other type of securities (other than shares of our common stock), rights, warrants or other assets for payment at less than the prevailing market price;

- certain ownership thresholds applicable to such Forward Purchaser and its affiliates are exceeded;

- an event is announced that if consummated would result in a specified extraordinary event (including certain mergers or tender offers, as well as certain events involving our nationalization, or insolvency, or a delisting of shares of our common stock) or the occurrence of a change in law under such forward sale agreement; or

- certain other events of default or termination events occur, including, among others, any material misrepresentation made in connection with such forward sale agreement (each as more fully described in each forward sale agreement).

A Forward Purchaser's decision to exercise its right to accelerate the physical settlement of any forward sale agreement and require us to physically settle on a date specified by such Forward Purchaser will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver shares of shares of our common stock under the physical settlement provisions of the applicable forward sale agreement, irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity.

We expect that settlement of any forward sale agreement will generally occur no later than the date specified in the particular forward sale agreement, which will be no earlier than three months or later than two years following the trade date of that forward sale agreement. However, any forward sale agreement may be settled earlier than that specified date in whole or in part at our option. Subject to certain conditions, we have the right to elect physical, cash or net share settlement under each forward sale agreement. We intend to physically settle each forward sale agreement by delivery of shares of our common stock. However, we may elect to cash settle or net share settle such forward sale agreement. Delivery of shares of our common stock upon physical settlement (or, if we elect net share settlement of a particular forward sale agreement, upon such settlement to the extent we are obligated to deliver shares of our common stock) will result in dilution to our earnings per share and return on equity. If we elect cash settlement or net share settlement with respect to all or a portion of the shares of common stock underlying a particular forward sale agreement, we expect the applicable Forward Purchaser (or an affiliate thereof) to purchase a number of shares of our common stock in secondary market transactions over an unwind period to:

- return shares of our common stock to securities lenders in order to unwind such Forward Purchaser's hedge (after taking into consideration any shares of our common stock to be delivered by us to such Forward Purchaser, in the case of net share settlement); and

- if applicable, in the case of net share settlement, deliver shares of our common stock to us to the extent required in settlement of such forward sale agreement.

The purchase of shares of our common stock in connection with a Forward Purchaser or its affiliate unwinding such Forward Purchaser's hedge positions could cause the price of shares of our common stock to increase over such time (or prevent a decrease over such time), thereby increasing the amount of cash we would owe to such Forward Purchaser (or decreasing the amount of cash that such Forward Purchaser would owe to us) upon a cash settlement of the relevant forward sale agreement or increasing the number of shares of our common stock we would deliver to such Forward Purchaser (or decreasing the number of shares of our common stock that such Forward Purchaser would deliver to us) upon net share settlement of the relevant forward sale agreement.

The forward sale price that we expect to receive upon physical settlement of a particular forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the overnight bank rate less a spread and will be decreased based on amounts related to expected dividends on shares of our common stock during the term of the applicable forward sale agreement. If the overnight bank rate is less than the spread for a particular forward sale agreement on any day, the interest factor will result in a daily reduction of the applicable forward sale price. If the volume-weighted average price at which a particular Forward Purchaser (or its affiliate) is able to purchase (or is deemed able to purchase) shares during the applicable unwind period under a particular forward sale agreement is above the relevant forward sale price, in the case of cash settlement, we would pay the relevant Forward Purchaser under such forward sale agreement an amount in cash equal to the difference or, in the case of net share settlement, we would deliver to such Forward Purchaser a number of shares of our common stock having a value equal to the difference. Thus, we could be responsible for a potentially substantial cash payment in the case of cash settlement. If the volume-weighted average price at which a particular Forward Purchaser (or its affiliate) is able to purchase (or is deemed able to purchase) shares during the applicable unwind period under that particular forward sale agreement is below the relevant forward sale price, in the case of cash settlement, we would be paid the difference in cash by the relevant Forward Purchaser under that particular forward sale agreement or, in the case of net share settlement, we would receive from such Forward Purchaser a number of shares of our common stock having a value equal to the difference.

In case of our bankruptcy or insolvency, any forward sale agreement under our at-the-market equity offering program that is in effect will automatically terminate, and we would not receive the expected proceeds from any forward sales of shares of our common stock.

If we or a regulatory authority with jurisdiction over us institutes, or we consent to, a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or we or a regulatory authority with jurisdiction over us presents a petition for our winding-up or liquidation, or we consent to such a petition, any forward sale agreement that is then in effect will automatically terminate. If any such forward sale agreement so terminates under these circumstances, we would not be obligated to deliver to the relevant Forward Purchaser any shares of common stock not previously delivered, and the relevant Forward Purchaser would be discharged from its obligation to pay the applicable forward sale price per share in respect of any shares of common stock not previously settled under the applicable forward sale agreement. Therefore, to the extent that there are any shares of common stock with respect to which any forward sale agreement has not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward sale price per share in respect of those shares of common stock.

Maryland law may discourage a third-party from acquiring us.

We are subject to the provisions of the Maryland Business Combination Act (the "Business Combination Act") which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Generally, pursuant to the Business Combination Act, an "interested stockholder" is a person who, together with affiliates and associates, beneficially owns, directly or indirectly, 10% or more of a Maryland corporation's voting stock. These provisions could have the effect of delaying, preventing or deterring a change in control of our Company or reducing the price that certain investors might be willing to pay in the future for shares of our capital stock. Additionally, the Maryland Control Share Acquisition Act may deny voting rights to shares involved in an acquisition of one-tenth or more of the voting stock of a Maryland corporation. In our charter and bylaws, we have elected not to have the Maryland Control Share Acquisition Act apply to any acquisition by any person of shares of stock of our Company. However, in the case of the control share acquisition statute, our Board of Directors may opt to make this statute applicable to us at any time by amending our bylaws, and may do so on a retroactive basis. Finally, the "unsolicited takeovers" provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain provisions that may have the effect of inhibiting a third-party from making an acquisition proposal for our Company or of delaying, deferring or preventing a change in control of our Company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price or that stockholders may otherwise believe is in their best interests; however, on February 23, 2022, our Board of Directors adopted a resolution prohibiting us from electing to be subject to the classified board provisions of Section 3-803 of the MGCL, unless such election is first approved by the stockholders of the Corporation by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes the implementation of a cybersecurity incident response plan.

We design and assess our program based on industry standards to align closely with information security frameworks and guidelines. This does not imply that we meet or are in compliance with any particular technical standards, specifications, or requirements, only that we use the frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

We utilize a commercially available third-party hosted cloud network environment with commercially available systems, software, tools and monitoring to provide security to protect its information and data and alert it to potential information security breaches. The third party engaged by us to oversee and host its network was engaged, in part, because of its experience with information security and data protection and products designed to manage against information and data security breaches. We conduct mandatory annual cybersecurity training for employees and have information security and data privacy policies and procedures in place applicable to our directors, officers, and employees.

In 2022, we engaged an outside consultant to conduct a comprehensive cybersecurity assessment, the methodology for which was based on information security frameworks and guidelines such as the National Institute of Standards and Technology (NIST), Center for Information Security (CIS), and ISO27001. Management reviewed the results of the assessment with the Audit Committee and, throughout 2023, engaged with consultants, auditors, and other third parties to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means. To date we had no cybersecurity incidents.

For additional information, see "Item 1A. Risk Factors - We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business. Additionally, our failure to comply with applicable privacy, data security or protection or cyber security laws could adversely affect our business."

Management and Board Oversight

Our Board of Directors actively considers cybersecurity risk as part of its risk oversight function and has delegated oversight of cybersecurity and other information technology risk to the Audit Committee. The Audit Committee is instrumental in overseeing the implementation of our cybersecurity risk management program by management.

The Audit Committee receives detailed quarterly reports from management about our cybersecurity risks, and management provides timely updates to the Audit Committee about any significant cybersecurity incidents, as well as those with lesser impact potential if deemed appropriate to do so.

The Audit Committee informs the full Board of Directors about its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on our cybersecurity risk management program. Members of the Board of Directors are kept abreast of cybersecurity developments through presentations by our Chief Financial Officer or external experts as part of their ongoing education on issues impacting public companies.

Our management team, including our Chief Financial Officer, and members of the Audit Committee play a pivotal role in assessing and managing material risks stemming from cybersecurity threats. The management team is primarily responsible for the oversight of our overall cybersecurity risk management program, and coordinates with our external cybersecurity consultants.

Efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents are supervised by our management team. These efforts include briefings from internal security personnel, leveraging threat intelligence and information from governmental, public, and private sources, engagement with external consultants, and utilizing alerts and reports generated by our security tools within the IT environment.

Item 2. Properties

Substantially all of our properties are leased on a triple-net basis to convenience store operators, petroleum distributors, express tunnel car wash operators and other automotive-related and retail tenants. Our tenants are responsible for the operations conducted at our properties, including the payment of all taxes, maintenance, repair, insurance and other operating expenses. We manage and evaluate our operations as a single segment.

We independently obtain and maintain a program of insurance which we believe adequately covers our owned and leased properties for casualty and liability risks. Our insurance program is underwritten in view of primary insurance coverages which we require to be provided by most of our tenants for properties they lease from us, including in respect to casualty, liability, pollution legal liability, fire and extended coverage risks.

The following table summarizes the geographic distribution of our properties as of December 31, 2023. In addition, we lease approximately 11,100 square feet of office space at 292 Madison Avenue, New York, New York for our corporate headquarters, which we believe will remain suitable and adequate for such purposes for the immediate future.

	Owned by Getty Realty	Leased by Getty Realty	Total Properties by State	Percent of Total Properties
New York	181	21	202	18.5%
Massachusetts	99	4	103	9.4
Texas	82	—	82	7.5
Connecticut	70	6	76	7.0
South Carolina	54	—	54	4.9
Virginia	48	1	49	4.5
New Hampshire	44	—	44	4.0
New Jersey	41	3	44	4.0
North Carolina	44	—	44	4.0
Maryland	40	2	42	3.8
Michigan	41	—	41	3.7
California	35	—	35	3.2
Washington State	30	—	30	2.7
Arizona	27	—	27	2.5
Ohio	25	—	25	2.3
Colorado	23	—	23	2.1
Pennsylvania	22	—	22	2.0
Nevada	18	—	18	1.6
Oregon	13	—	13	1.2
Georgia	12	—	12	1.1
Arkansas	11	—	11	1.0
Florida	11	—	11	1.0
Hawaii	10	—	10	0.9
Kentucky	10	—	10	0.9
Kansas	9	—	9	0.8
Missouri	8	—	8	0.7
Maine	7	—	7	0.6
Louisiana	5	—	5	0.5
New Mexico	5	—	5	0.5
Alabama	4	—	4	0.4
Minnesota	4	—	4	0.4
Oklahoma	4	—	4	0.4
Illinois	3	—	3	0.3
Mississippi	3	—	3	0.3
Tennessee	3	—	3	0.3
Indiana	2	—	2	0.2
North Dakota	2	—	2	0.2
Rhode Island	2	—	2	0.2
Washington, D.C.	2	—	2	0.2
Vermont	1	—	1	0.1
West Virginia	1	—	1	0.1
Total	1,056	37	1,093	100.0%

The properties that we lease from third parties have a remaining lease term, including renewal and extension option terms, averaging approximately 8.0 years. The following table sets forth information regarding lease expirations, including renewal and extension option terms, for properties that we lease from third parties:

	Number of Leases Expiring	Percent of Total Leased Properties	Percent of Total Properties
2024	4	10.8%	0.4%
2025	2	5.4	0.2
2026	4	10.8	0.4
2027	4	10.8	0.4
2028	1	2.7	0.0
Subtotal	15	40.5	1.4
Thereafter	22	59.5	2.0
Total	37	100.0%	3.4%

For the year ended December 31, 2023, revenues from rental properties, which includes base rental income, additional rental income, if any, and certain GAAP revenue recognition adjustments, were $180.5 million, an average of approximately $169 thousand per property given the 1,068 average rental properties held during the year. For the year ended December 31, 2022, revenues from rental properties were $163.9 million, an average of $160 thousand per property given the 1,025 average rental properties held during the year. Rental property lease expirations and annualized base rent ("ABR") as of December 31, 2023 are as follows (dollars in thousands):

	Number of Properties (a)	ABR (b)	Percentage of Total ABR
2024	17	$ 1,721	1.0%
2025	18	3,747	2.2
2026	69	14,308	8.3
2027	269	22,878	13.2
2028	49	8,505	4.9
2029	74	12,271	7.1
2030	46	5,408	3.1
2031	64	9,933	5.7
2032	139	18,071	10.5
2033	50	7,614	4.4
Thereafter	294	68,390	39.6
Subtotal	1,089	$ 172,846	100.0%
Redevelopment	2	—	—
Vacant	2	—	—
Total	1,093	$ 172,846	100.0%

(a) With respect to a unitary master lease that includes properties that we lease from third-parties, the expiration dates refer to the dates that the leases with the third-parties expire and upon which date our tenant must vacate those properties, not the expiration date of the unitary master lease itself.

(b) Represents the monthly base rent due from tenants under existing leases as of December 31, 2023, multiplied by 12.

Item 3. Legal Proceedings

We are involved in various legal proceedings, many of which we consider to be routine and incidental to our business. Many of these legal proceedings involve claims relating to alleged discharges of petroleum into the environment at current and former gasoline stations. We routinely assess our liabilities and contingencies in connection with these matters based upon the latest available information. The following is a description of material legal proceedings, including those involving private parties and governmental authorities under federal, state and local laws regulating the discharge of hazardous substances into the environment. We are vigorously defending all of the legal proceedings against us, including each of the legal proceedings listed below. As of December 31, 2023 we had no amounts accrued and, as of December 31, 2022, we had $0.3 million accrued for certain of these matters which we believe were appropriate based on information then currently available. It is possible that losses related to these legal proceedings could exceed the amounts accrued as of December 31, 2023, and that such additional losses could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

MTBE Litigation – State of Pennsylvania

On July 7, 2014, our subsidiary, Getty Properties Corp., was served with a complaint filed by the Commonwealth of Pennsylvania (the "State") in the Court of Common Pleas, Philadelphia County relating to alleged statewide MTBE contamination in Pennsylvania. The named plaintiff is the State, by and through (then) Pennsylvania Attorney General Kathleen G. Kane (as Trustee of the waters of the State), the Pennsylvania Insurance Department (which governs and administers the Underground Storage Tank Indemnification Fund), the Pennsylvania Department of Environmental Protection (vested with the authority to protect the environment) and the Pennsylvania Underground Storage Tank Indemnification Fund. The complaint names us and more than 50 other defendants, including Exxon Mobil, Atlantic Richfield Company, BP, Buckeye Refining Company, Chevron, Citgo, ConocoPhillips, Cumberland Farms, Energy Transfer Partners L.P., Gulf, Lukoil Americas, Getty Petroleum Marketing Inc., Marathon Oil, Hess, Pennzoil Company, Shell Oil, Sunoco, Texaco, Valero, as well as other petroleum manufacturers, refiners, transporters, distributors and retailers of MTBE or gasoline containing MTBE who are alleged to have manufactured, distributed, stored and sold MTBE gasoline in Pennsylvania. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of "defendants' unfair and deceptive trade practices and act in the marketing of MTBE and gasoline containing MTBE." The plaintiffs also seek to recover costs paid or incurred by the State to detect, treat and remediate MTBE from public and private water wells and groundwater. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; public nuisance; negligence; trespass; and violation of consumer protection law.

The case was filed in the Court of Common Pleas, Philadelphia County, but was removed by defendants to the United States District Court for the Eastern District of Pennsylvania and then transferred to the United States District Court for the Southern District of New York so that it may be managed as part of the ongoing MTBE MDL proceedings. In November 2015, plaintiffs filed a Second Amended Complaint naming additional defendants and adding factual allegations against the defendants. We joined with other defendants in the filing of a motion to dismiss the claims against us, which was granted in part and denied in part.

The discovery phase of the litigation is now closed, and active pretrial motion practice is ongoing. The State has filed a motion to remand the case to the Eastern District of Pennsylvania for trial, though a trial date is yet to be scheduled. Multiple defendants in the case have settled with the plaintiff. We continue to vigorously defend the claims made against us. Our ultimate liability in this proceeding is uncertain and subject to numerous contingencies, the outcome of which are not yet known.

MTBE Litigation – State of Maryland

On December 17, 2017, the State of Maryland, by and through the Attorney General on behalf of the Maryland Department of Environment and the Maryland Department of Health (the "State of Maryland"), filed a complaint in the Circuit Court for Baltimore City related to alleged statewide MTBE contamination in Maryland. The complaint was served upon us on January 19, 2018. The complaint names us and more than 60 other defendants, including Exxon Mobil, APEX Oil, Astra Oil, Atlantic Richfield, BP, Chevron, Citgo, ConocoPhillips, Hess, Kinder Morgan, Lukoil, Marathon, Shell, Sunoco, Texaco, Valero, Cumberland Farms, Duke Energy, El Paso Merchant Energy-Petroleum, Energy Transfer Partners, Equilon Enterprises, ETP Holdco, George E. Warren Corporation, Getty Petroleum Marketing, Inc., Gulf, Guttman Energy, Hartree Partners, Holtzman Oil, Motiva Enterprises, Nustar Terminals Operations Partnership, Phillips 66, Premcor, 7-Eleven, Sheetz, Total Petrochemicals & Refining USA, Transmontaigne Product Services, Vitol S.A., WAWA, and Western Refining. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of the defendants' unfair and deceptive trade practices in the marketing of MTBE and gasoline containing MTBE. The plaintiffs also seek to recover costs paid or incurred by the State of Maryland to detect, investigate, treat and remediate MTBE from public and private water wells and groundwater, punitive damages and the award of attorneys' fees and litigation costs. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; strict liability for abnormally dangerous activity; public nuisance; negligence; trespass; and violations of Titles 4, 7 and 9 of the Maryland Environmental Code.

On February 14, 2018, defendants removed the case to the United States District Court for the District of Maryland. We are vigorously defending the claims made against us. Our ultimate liability, if any, in this proceeding is uncertain and subject to numerous contingencies the outcome of which are not yet known.

Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River

In 2004, the United States Environmental Protection Agency ("EPA") issued General Notice Letters ("GNL") to over 100 entities, including us, alleging that they are potentially responsible parties ("PRPs") with respect to a 17-mile stretch of the Passaic River from Dundee Dam to the Newark Bay and its tributaries (the Lower Passaic River Study Area or "LPRSA"). The LPRSA is part of the Diamond Alkali Superfund Site ("Superfund Site") that includes the former Diamond Shamrock Corporation manufacturing facility located at 80-120 Lister Ave. in Newark, New Jersey (the "Diamond Shamrock Facility"), the LPRSA, and the Newark Bay Study Area (i.e., Newark Bay and portions of surrounding rivers and channels). One of the GNL recipients is Occidental Chemical Corporation ("Occidental"), the predecessor to the former owner/operator of the Diamond Shamrock Facility responsible for the discharge of 2,3,8,8-TCDD ("dioxin") and other hazardous substances. In May 2007, over 70 GNL recipients, including us, entered into an Administrative Settlement Agreement and Order on Consent ("AOC") with the EPA to perform a Remedial Investigation and Feasibility Study

27

("RI/FS") for the LPRSA to address investigation and evaluation of alternative remedial actions with respect to alleged damages to the entire 17-mile LPRSA, which the EPA has designated Operable Unit 4 or "OU4". Many of the parties to the AOC, including us, are also members of a Cooperating Parties Group ("CPG"). In 2015, the CPG submitted a draft RI/FS to the EPA setting forth various alternatives for remediating the LPRSA. In October 2018, the EPA issued a letter directing the CPG to prepare a streamlined feasibility study for just the upper 9-miles of the LPRSA based on an iterative approach using adaptive management strategies. On December 4, 2020, the CPG submitted a Final Draft Interim Remedy Feasibility Study ("IR/FS") to the EPA which identified various targeted dredge and cap alternatives for the upper 9-miles of the LPRSA. On September 28, 2021, the EPA issued a Record of Decision ("ROD") for the upper 9-mile IR/FS ("Upper 9-mile IR ROD") consisting of dredging and capping to control sediment sources of dioxin and PCBs at an estimated cost of $441. 0 million.

In addition to the RI/FS activities, in June 2012, certain members of the CPG entered into an Administrative Settlement Agreement and Order on Consent ("10.9 AOC") with the EPA to perform certain remediation activities, including removal and capping of sediments at the river mile 10.9 area and certain testing, which remedial work has been completed. Concurrent with the CPG's work on the RI/FS, on April 11, 2014, the EPA issued a draft Focused Feasibility Study ("FFS") with proposed remedial alternatives to remediate the lower 8.3-miles of the LPRSA. On March 4, 2016, the EPA issued a ROD for the lower 8.3-miles ("Lower 8-mile ROD") selecting a remedy that involves bank-to-bank dredging and installing an engineered cap with an estimated cost of $1.38 billion.

On March 31, 2016, the EPA issued a "Notice of Potential Liability and Commencement of Negotiations for Remedial Design" ("Notice") to more than 100 PRPs, including us, which informed the recipients that the EPA intends to seek an Administrative Order on Consent and Settlement Agreement with Occidental (who the EPA considers the primary contributor of dioxin and other pesticides generated from the production of Agent Orange at its Diamond Shamrock Facility and a discharger of other contaminants of concern ("COCs") to the Superfund Site) requiring Occidental to prepare the remedial design of the remedy selected in the Lower 8-mile ROD. The EPA has designated the lower 8.3 miles of the LPRSA as Operable Unit 2 or "OU2", which is geographically subsumed within OU4. On September 30, 2016, Occidental entered into an agreement with the EPA to perform the remedial design for OU2.

By letter dated March 30, 2017, the EPA advised the recipients of the Notice that it would be entering into cash out settlements with certain PRPs who the EPA stated did not discharge any of the eight hazardous substances identified as a COC in the Lower 8-mile ROD to resolve their alleged liability for OU2. Cash out settlements were finalized in 2018 and 2021 with a total of 21 PRPs. The EPA's March 30, 2017 letter also stated that other parties who did not discharge dioxins, furans or polychlorinated biphenyls (which are considered the COCs posing the greatest risk to the river) may also be eligible for cash out settlements, and that the EPA would begin a process for identifying such other PRPs for negotiation of future cash out settlements and to initiate negotiations with Occidental and other major PRPs for the implementation and funding of the OU2 remedy. In August 2017, the EPA appointed an independent third-party allocation expert to conduct a confidential allocation proceeding that would assign non-binding shares of responsibility to PRPs identified by EPA for cash out settlements. Most of the PRPs identified by EPA, including the Company, participated in the allocation process. Occidental did not participate in the allocation proceedings, but filed a complaint on June 30, 2018, listing over 120 defendants, including us, in the United States District Court for the District of New Jersey seeking cost recovery and contribution under the Comprehensive Environmental Response, Compensation, and Liability Act for response costs incurred and to be incurred relating to the LPRSA, including the investigation, design, and anticipated implementation of the OU2 remedy (the "Occidental Lawsuit"). We continue to defend the claims asserted in the Occidental Lawsuit individually and in coordination with a group of several other named defendants known as the "Small Parties Group" or "SPG" consistent with our defenses in the related proceedings. On January 5, 2024, the Court entered an Order to Stay the Occidental Lawsuit pending the Court's adjudication of a Motion to Enter the Modified Consent Decree filed by the United States on January 31, 2024, as discussed below.

The allocator issued a final Allocation Recommendation Report in December 2020, which was based upon an allocation methodology approved by EPA that contains associated allocation shares for each of the parties invited to participate in the allocation, including Occidental - who the allocator concluded was responsible for more than 99% of the costs to implement the OU2 remedy. As a result of the allocation process, the EPA and 85 parties (the "Settling Parties"), including us, began settlement negotiations and reached an agreement on a cash-out settlement to resolve their alleged liability for the remediation of the entire LPRSA. The EPA concluded that the Settling Parties, individually and collectively, were responsible for only a minor share of the response costs incurred and to be incurred at or in connection with implementing the OU2 and OU4 remedies for the entire 17-mile Lower Passaic River.

In December 2022, the EPA and the Settling Parties finalized their agreement in a proposed consent decree ("CD"), pursuant to which and without admitting liability, the Settling Parties agree to pay EPA the collective sum of $150.0 million in exchange for contribution protection from claims by non-settling PRPs (including Occidental) for the matters addressed in the CD and the issuance of a notice of completion by EPA of both the 2007 RI/FS AOC and the 10.9 AOC, upon completion of certain defined tasks in the CD. All 85 Settling Parties contributed to an escrow account agreed upon shares of the settlement amount, which are subject to a confidentiality agreement. Our settlement contribution is in line with our legal reserves previously established. On December 16, 2022, the United States filed an action in the New Jersey District Court against the Settling Defendants which included lodging of the proposed CD to resolve claims against the Settling Parties for costs associated with cleaning up the LPRSA. This action (the "CD Action") is subject to public comment and court approval. On December 22, 2022, the EPA published a notice of lodging of the proposed CD in the Federal Register, opening a 45-day public comment period, which was subsequently extended to 90-days. On December 23, 2022,

Occidental filed a motion to intervene in the CD Action, and subsequently filed voluminous comments objecting to the entry of the proposed CD. On January 17, 2024, the United States informed the Court that it completed reviewing public comments, including those from Occidental, and found no reasons to consider the proposed CD as inappropriate, improper, or inadequate. Nevertheless, the United States decided that certain limited changes to the CD should be made prior to moving for approval thereof. These changes involved removing three parties and a modification to the United States' reservation of rights. The remaining 82 Settling Parties, including us, concurred with these changes, leading to the United States filing the Modified Consent Decree ("Modified CD"), with the Court on the same day, January 17, 2024. On January 31, 2024, the United States filed a copy of all public comments received on the proposed CD, its Response to the public comments and a Motion to Enter the Modified CD. The Motion to Enter the Modified CD and accompanying memorandum of law states that the United States has determined that the proposed settlement is reasonable, fair and consistent with the statutory purpose of CERCLA. The Court has issued an order requiring that responses to the Motion to Enter the Modified CD be filed by April 1, 2024, and any replies to these responses are due by May 1, 2024, prior to adjudication of the motion.

If the Modified CD is approved in its current form, our alleged liability to the EPA and to any non-settling parties, including Occidental, for the remediation of the entire 17-mile Lower Passaic River and its tributaries will be resolved. If the District Court does not approve the Modified CD, then, based on currently known facts and circumstances, including, among other factors, the EPA's conclusion that we are individually and collectively with numerous other parties only responsible for a minor share of the response costs incurred or to be incurred in connection with the LPRSA, our relative participation in the costs related to the 2007 AOC and 10.9 AOC, our belief that there was not any use or discharge of dioxins, furans or polychlorinated biphenyls in connection with our former petroleum storage operations at our former Newark, New Jersey Terminal, and that there are numerous other parties who will likely bear the costs of remediation and/or damages, we do not believe that resolution of the Lower Passaic River proceedings as relates to us is reasonably likely to have a material impact on our results of operations. Nevertheless, if the Modified CD is not approved by the District Court in its current form, performance of the EPA's selected remedies for the LPRSA may be subject to future negotiation, potential enforcement proceedings and/or possible litigation and, on this basis, our ultimate liability in the pending and possible future proceedings pertaining to the LPRSA remains uncertain and subject to contingencies which cannot be predicted and the outcome of which are not yet known. In prior years, we have established an estimated legal reserve and subsequently transferred funds to an escrow account based on likelihoods reasonably known to us at this time, however it is possible that circumstances may change and losses related to the Lower Passaic River proceedings could exceed the amounts we have accrued.

For additional information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Item 4. Mine Safety Disclosures

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Capital Stock

Our common stock is traded on the New York Stock Exchange (symbol: GTY). There were approximately 41,283 beneficial holders of our common stock as of February 1, 2024, of which approximately 802 were holders of record.

For a discussion of potential limitations on our ability to pay future dividends see "Item 1A. Risk Factors – We may change our dividend policy and the dividends we pay may be subject to significant volatility" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Issuer Purchases of Equity Securities

None.

Sales of Unregistered Securities

None.

Stock Performance Graph



Comparison of Five-Year Cumulative Total Return*

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/30/2022	12/29/2023
Getty Realty Corp.	$ 100.00	$ 116.82	$ 103.72	$ 127.32	$ 142.18	$ 129.83
Standard & Poor's 500	100.00	128.88	149.83	190.13	153.16	190.27
Peer Group	100.00	131.64	113.64	151.35	129.03	139.40

Assumes $100 invested at the close of the last day of trading on the New York Stock Exchange on December 31, 2018, in Getty Realty Corp. common stock, Standard & Poor's 500 and Peer Group.

---

* Cumulative total return assumes reinvestment of dividends. Source: SNL Financial.

We have chosen as our Peer Group the following companies: Agree Realty Corporation, EPR Properties, Essential Properties Realty Trust, Four Corners Properties Trust, NETSTREIT Corp., and One Liberty Properties. We have chosen these companies as our

Peer Group because a substantial segment of each of their businesses is to own and lease single tenant net lease retail properties. We cannot assure you that our stock performance will continue in the future with the same or similar trends depicted in the performance graph above. We do not make or endorse any predictions as to future stock performance.

The above performance graph and related information shall not be deemed filed for the purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section and shall not be deemed to be incorporated by reference into any filing that we make under the Securities Act or the Exchange Act.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to help the reader understand our operations and our present business environment from the perspective of management. The following discussion and analysis should be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements"; the sections in Part I entitled "Item 1A. Risk Factors"; and the consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data". We use certain non-GAAP measures that are more fully described below under the caption "—Supplemental Non-GAAP Measures," which we believe are appropriate supplemental non-GAAP measures of the performance of REITs used by our management, as well as REIT analysts.

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2022 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

General

Real Estate Investment Trust

We are a net lease REIT specializing in the acquisition, financing and development of convenience, automotive and other single tenant retail real estate. Our portfolio is comprised of convenience stores, express tunnel car washes, automotive service centers (gasoline and repair, oil and maintenance, tire and battery, and collision), automotive parts retailers, and certain other freestanding retail properties, including drive-thru quick service restaurants. As of December 31, 2023, our portfolio included 1,093 properties, including 1,056 properties owned by us and 37 properties that we leased from third-party landlords. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our stockholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least 90% of our ordinary taxable income to our stockholders each year.

Our Properties

Our 1,093 properties are located in 40 states and Washington D.C. and include a concentration in the Northeast and Mid-Atlantic regions that we believe is unique and not readily available for purchase or lease from other owners or landlords. Our typical property consists of approximately one acre of land in a larger metropolitan area and is used as a convenience store, express tunnel car wash, automotive service center, automotive parts retailer, or certain other freestanding retailers, including drive-thru quick service restaurants. Many of our properties are located at highly trafficked urban intersections or conveniently close to highway entrances or exit ramps.

As of December 31, 2023, we leased 1,089 of our properties to tenants under triple-net leases, including 911 properties leased under 44 separate unitary or master triple-net leases, and 178 properties leased under single unit triple-net leases. These leases generally provide for an initial term of 15 or 20 years, with options for successive renewal terms of up to 20 years, and periodic rent escalations. As of December 31, 2023, our weighted average remaining lease term, excluding renewal options, was 8.9 years.

Substantially all of our properties are leased to convenience store operators, petroleum distributors, express tunnel car wash operators and other automotive-related and retail tenants. Our tenants either operate their business at our properties directly or, in the case of certain convenience stores and gasoline and repair stations, sublet our properties and supply fuel to third parties that operate the businesses. For additional information regarding risks related to our tenants' dependence on the performance of the industry, see "Item 1A. Risk Factors – Significant number of our tenants depend on the same industry for their revenues" in this Form 10-K.

Our triple-net lease tenants are responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties, and are also responsible for pre-existing environmental contamination occurring during the terms of their leases. Substantially all of our tenants are also responsible for pre-existing environmental contamination that is discovered during their lease term, except contamination that was known at lease commencement, as to which we have established reserves. For additional information regarding our environmental obligations, see Note 6 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

As of December 31, 2023, we were also actively redeveloping two of our properties for alternative single tenant retail uses, and two of our properties were vacant.

Investment Strategy and Activity

As part of our strategy to grow and diversify our portfolio, we regularly review acquisition and financing opportunities to invest in additional convenience, automotive and other single tenant retail real estate. We primarily pursue sale leaseback transactions with existing and prospective tenants and will pursue other transactions, including forward commitments to acquire new-to-industry construction and the acquisition of assets with in-place leases, that result in us owning fee simple interests in our properties. Our investment activities may also include purchase money financing with respect to properties we sell, real property loans relating to our leasehold properties and construction loans. Our investment strategy seeks to generate current income and benefit from long-term appreciation in the underlying value of our real estate. To achieve that goal, we seek to invest in well-located, freestanding properties that support automobility and provide convenience and service to consumers in major markets across the country. A key element of our investment strategy is to invest in properties that will enhance our property type, tenant and geographic diversification.

During the year ended December 31, 2023, we invested more than $325.0 million (net of previously funded amounts), including $211.7 million (net of previously funded amounts) for the acquisition of 54 operating properties, $44.8 million (plus a commitment to provide funding to complete the projects) for the acquisition of 14 under construction express tunnel car washes, and $70.7 million of incremental development funding advances for the construction of new-to-industry assets. In aggregate, we invested in more than 80 assets, including 52 express tunnel car washes, 15 auto service centers, 13 convenience stores, and three drive-thru quick service restaurants, while adding ten new tenants and two new states to our portfolio, and expanding our relationships with several existing tenants and our presence in certain high-growth metropolitan areas.

During the year ended December 31, 2022, we invested $157.5 million across 52 properties, including the acquisition of fee simple interests in 40 properties for an aggregate purchase price of $137.3 million. The properties we acquired included nine convenience stores, 16 express tunnel car washes, 14 automotive services centers and one drive-thru quick service restaurant. We also advanced construction loans in the amount of $20.2 million, including accrued interest, for the development of 12 new-to-industry convenience stores and express tunnel car washes. In total, convenience stores represented approximately 30% of our investment activity during the year, while other convenience and automotive retail properties made up the remaining 70% of our investments. We also added four new tenants to our portfolio, expanded our relationships with several existing tenants, and added or increased exposure to a number of attractive metropolitan areas, including Austin, Charleston (SC), Charlotte, Las Vegas, and San Antonio.

For additional information regarding our property acquisitions, see Note 13 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

During the year ended December 31, 2023, we sold nine properties that generated gross proceeds of approximately $12.0 million, and during the year ended December 31, 2022, we sold 24 properties that generated gross proceeds of approximately $26.0 million, and reduced our exposure to certain properties, tenants, and/or geographies that no longer met our long-term investment criteria.

For additional information regarding our property dispositions see Note 12 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Redevelopment Strategy and Activity

We believe that certain of our properties, primarily those currently being used as gas and repair businesses, are well-suited to be redeveloped as modern convenience stores or other single tenant convenience and automotive retail uses, such as automotive parts retailers, quick service restaurants, auto service centers, and bank branches. We believe that the redeveloped properties can be leased or sold at higher values than their prior use.

During the year ended December 31, 2023, rent commenced on three completed redevelopments and increased rent commenced on two revenue-enhancing capex projects for expanded convenience stores. During the year ended December 31, 2022, new rent commenced on two completed redevelopment projects. Since the inception of our redevelopment program in 2015, we have completed 31 redevelopment and revenue-enhancing capex projects.

For the year ended December 31, 2023, we incurred $0.2 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities and transferred $0.4 million of construction-in-progress to buildings and improvements on our consolidated balance sheets. For the year ended December 31, 2022, we incurred $0.1 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities.

As of December 31, 2023, we had two properties under active redevelopment and others in various stages of feasibility planning for potential recapture from our net lease portfolio.

Supplemental Non-GAAP Measures

We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk, to the extent feasible, and generating cash sufficient to make required distributions to stockholders of at least 90% of our ordinary taxable income each year. In addition to measurements defined by GAAP, we also focus on Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO") to measure our performance.

FFO and AFFO are generally considered by analysts and investors to be appropriate supplemental non-GAAP measures of the performance of REITs. FFO and AFFO are not in accordance with, or a substitute for, measures prepared in accordance with GAAP. In addition, FFO and AFFO are not based on any comprehensive set of accounting rules or principles. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with GAAP and therefore these measures should not be considered an alternative for GAAP net earnings or as a measure of liquidity. These measures should only be used to evaluate our performance in conjunction with corresponding GAAP measures.

FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as GAAP net earnings before (i) depreciation and amortization of real estate assets, (ii) gains or losses on dispositions of real estate assets, (iii) impairment charges, and (iv) the cumulative effect of accounting changes.

We define AFFO as FFO excluding (i) certain revenue recognition adjustments (defined below), (ii) certain environmental adjustments (defined below), (iii) stock-based compensation, (iv) amortization of debt issuance costs and (v) other non-cash and/or unusual items that are not reflective of our core operating performance.

Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO and AFFO are helpful to analysts and investors in measuring our performance because both FFO and AFFO exclude various items included in GAAP net earnings that do not relate to, or are not indicative of, the core operating performance of our portfolio. Specifically, FFO excludes items such as depreciation and amortization of real estate assets, gains or losses on dispositions of real estate assets, and impairment charges. With respect to AFFO, we further exclude the impact of (i) deferred rental revenue (straight-line rent), the net amortization of above-market and below-market leases, adjustments recorded for the recognition of rental income from direct financing leases, and the amortization of deferred lease incentives (collectively, "Revenue Recognition Adjustments"), (ii) environmental accretion expenses, environmental litigation accruals, insurance reimbursements, legal settlements and judgments, and changes in environmental remediation estimates (collectively, "Environmental Adjustments"), (iii) stock-based compensation expense, (iv) amortization of debt issuance costs and (v) other items, which may include allowances for credit losses on notes and mortgages receivable and direct financing leases, losses on extinguishment of debt, retirement and severance costs, and other items that do not impact our recurring cash flow and which are not indicative of our core operating performance.

We pay particular attention to AFFO which we believe provides the most useful depiction of the core operating performance of our portfolio. By providing AFFO, we believe we are presenting information that assists analysts and investors in their assessment of our core operating performance, as well as the sustainability of our core operating performance with the sustainability of the core operating performance of other real estate companies.

A reconciliation of net earnings to FFO and AFFO is as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2023	2022	2021
Net earnings	$ 60,151	$ 90,043	$ 62,860
Depreciation and amortization of real estate assets	45,296	39,902	35,518
Gains on dispositions of real estate	(4,625)	(16,423)	(16,718)
Impairments	5,243	3,545	4,404
Funds from operations (FFO)	106,065	117,067	86,064
Revenue recognition adjustments			
Deferred rental revenue (straight-line rent)	(4,033)	(3,458)	(2,778)
Amortization of above and below market leases, net	(1,057)	(1,184)	(1,221)
Amortization of investments in direct financing leases	6,004	5,392	4,844
Amortization of lease incentives	1,098	1,198	1,119
Total revenue recognition adjustments	2,012	1,948	1,964
Environmental Adjustments			
Accretion expense	585	1,259	1,705
Changes in environmental estimates	(302)	(23,837)	(1,768)
Environmental litigation accruals	—	279	1,909
Insurance reimbursements	(138)	(85)	(92)
Legal settlements and judgments	—	—	(493)
Total environmental adjustments	145	(22,384)	1,261
Other Adjustments			
Stock-based compensation expense	5,582	4,775	3,997
Amortization of debt issuance costs	1,211	946	1,013
Allowance for credit loss on notes and mortgages receivable and direct financing leases	(189)	50	(132)
Loss on extinguishment of debt	43	—	—
Retirement and severance costs	939	85	800
Total other adjustments	7,586	5,856	5,678
Adjusted funds from operations (AFFO)	$ 115,808	$ 102,487	$ 94,967
Basic per share amounts:			
Net earnings	$ 1.16	$ 1.88	$ 1.37
FFO (a)	2.07	2.45	1.88
AFFO (a)	2.26	2.14	2.08
Diluted per share amounts:			
Net earnings	$ 1.15	$ 1.88	$ 1.37
FFO (a)	2.06	2.44	1.88
AFFO (a)	2.25	2.14	2.08
Weighted average common shares outstanding:			
Basic	50,020	46,730	44,782
Diluted	50,216	46,838	44,819

(a) Dividends paid and undistributed earnings allocated, if any, to unvested restricted stockholders are deducted from FFO and AFFO for the computation of the per share amounts. The following amounts were deducted:

	Year ended December 31,		
	2023	2022	2021
FFO	$ 2,624	$ 2,734	$ 1,771
AFFO	2,865	2,394	1,915

Results of Operations

Year ended December 31, 2023, compared to year ended December 31, 2022

The following table presents select data and comparative results from our consolidated statements of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022 (in thousands):

| | Year ended December 31, | | $ Change |
	2023	2022	
Revenues:			
Revenues from rental properties	$ 180,488	$ 163,889	$ 16,599
Interest on notes and mortgages receivable	5,358	1,699	3,659
Operating expenses:			
Property costs	23,789	21,553	2,236
Impairments	5,243	3,545	1,698
Environmental	1,261	(20,902)	22,163
General and administrative	23,735	20,621	3,114
Depreciation and amortization	45,296	39,902	5,394
Other items:			
Gains on dispositions of real estate	4,625	16,423	(11,798)
Interest expense	31,527	27,662	3,865

Revenues from Rental Properties

The following table presents the results for revenues from rental properties for the year ended December 31, 2023, as compared to the year ended December 31, 2022 (in thousands):

| | Year ended December 31, | | $ Change |
	2023	2022	
Rental income	$ 162,978	$ 149,098	$ 13,880
Revenue recognition adjustments	(2,012)	(1,948)	(64)
Tenant reimbursement income	19,522	16,739	2,783
Total revenues from rental properties	180,488	163,889	16,599

Rental income includes base rental income and additional rental income, if any, based on the aggregate volume of fuel sold at certain properties. The increase in rental income was primarily due to additional base rental income from properties acquired during the years ended December 31, 2023 and 2022, as well as rent commencements from completed redevelopments and contractual rent increases for certain in-place leases, partially offset by dispositions of real estate during the same period.

In accordance with GAAP, we recognize revenues from rental properties in amounts which vary from the amount of rent contractually due during the periods presented. As a result, revenues from rental properties include revenue recognition adjustments comprised of (i) non-cash adjustments recorded for deferred rental revenue due to the recognition of rental income on a straight-line basis over the current lease term, (ii) the net amortization of above-market and below-market leases, (iii) recognition of rental income under direct financing leases using the effective interest rate method which produces a constant periodic rate of return on the net investments in the leased properties, and (iv) the amortization of deferred lease incentives.

Tenant reimbursements consist of real estate taxes and other municipal charges paid by us which are reimbursable by our tenants pursuant to the terms of triple-net lease agreements.

Interest on Notes and Mortgages Receivable

The increase in interest on notes and mortgages receivable was primarily due to an increase in development funding advances for the construction of new-to-industry properties, as well as development funding rates, during the years ended December 31, 2023 and 2022, partially offset by collections of notes and mortgages receivable during the same period.

Property Costs

The following table presents the results for property costs for the year ended December 31, 2023, as compared to the year ended December 31, 2022 (in thousands):

| | Year ended December 31, | | | |
	2023	2022		$ Change
Property operating expenses	$ 23,112	$ 20,843	$	2,269
Leasing and redevelopment expenses	677	710		(33)
Total property costs	23,789	21,553		2,236

Property costs are comprised of (i) property operating expenses, including rent expense, reimbursable and non-reimbursable real estate taxes and municipal charges, certain state and local taxes, and maintenance expenses, and (ii) leasing and redevelopment expenses, including professional fees, demolition costs, and redevelopment project cost write-offs, if any. The increase in property costs was primarily due to an increase in reimbursable real estate taxes, partially offset by lower rent expense and non-reimbursable real estate taxes.

Impairment Charges

Impairment charges are recorded when the carrying value of a property is reduced to fair value. Impairment charges for the years ended December 31, 2023 and 2022 were attributable to (i) the addition of asset retirement costs to certain properties due to changes in estimates associated with our environmental liabilities, which increased the carrying values of these properties in excess of their fair values, (ii) reductions in estimated undiscounted cash flows expected to be received during the assumed holding period for certain of our properties, and (iii) reductions in estimated sales prices from third-party offers based on signed contracts, letters of intent or indicative bids for certain of our properties.

Environmental Expenses

The increase in environmental expenses for the year ended December 31, 2023 was primarily due to credits related to the removal of reserves for unknown environmental liabilities during the year ended December 31, 2022. Specifically, during the year ended December 31, 2022, we concluded that there was no material continued risk of having to satisfy contractual obligations relating to preexisting unknown environmental contamination at certain properties. Accordingly, we removed $23.5 million of unknown reserve liabilities which had previously been accrued for these properties which resulted in a net credit of $22.2 million being recorded to environmental expense for the year ended December 31, 2022.

Environmental expenses vary from period to period and, accordingly, undue reliance should not be placed on the magnitude or the direction of change in reported environmental expenses for one period, as compared to prior periods.

General and Administrative Expenses

The increase in general and administrative expenses was primarily due to a $2.4 million increase in employee-related expenses, including $0.9 million of non-recurring retirement and severance costs and a $0.8 million increase in stock-based compensation, a $0.4 million increase in legal and other professional fees, and a $0.2 million increase an office and information technology expenses.

Depreciation and Amortization Expenses

The increase in depreciation and amortization expense was primarily due to additional depreciation and amortization from properties acquired during the years ended December 31, 2023 and 2022, partially offset by a decrease in depreciation charges related to asset retirement costs, the effect of certain assets becoming fully depreciated, lease terminations, and dispositions of real estate during the same period.

Gains on Disposition of Real Estate

The gains on dispositions of real estate were primarily the result of the sale of nine and 24 properties during the years ended December 31, 2023 and 2022, respectively.

Interest Expense

The increase in interest expense was due to higher average borrowings and higher average interest rates for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Liquidity and Capital Resources

General

Our primary uses of liquidity include payments of operating expenses, interest on our outstanding debt, environmental remediation costs, distributions to shareholders, and future acquisitions and redevelopment projects. We have not historically incurred significant capital expenditures other than those related to acquisitions. For a discussion of our capital expenditures, see "Property Acquisitions and Capital Expenditures."

We expect to meet our short-term liquidity requirements through cash flow from operations, funds available under our Revolving Credit Facility, undrawn funds available under our Term Loan, proceeds from the settlement of shares of common stock subject to forward sale agreements under our ATM program, and available cash and cash equivalents.

As of December 31, 2023, we had $290.0 million of availability under our Revolving Credit Facility, $75.0 million of undrawn funds available under our Term Loan, 1,049,050 million shares of common stock subject to forward sale agreements which are anticipated to generate approximately $32.2 million of gross proceeds upon settlement, and available cash and cash equivalents of $3.3 million.

We anticipate meeting our longer-term capital needs through cash flow from operations, funds available under our Revolving Credit Facility, available cash and cash equivalents, the future issuance of shares of common stock or debt securities, and proceeds from future real estate asset sales.

Our cash flow activities for the years ended December 31, 2023 and 2022 are summarized as follows (in thousands):

| | Year ended December 31, | | |
	2023	2022	$ Change
Net cash flow provided by operating activities	$ 105,298	$ 93,086	$ 12,212
Net cash flow used in investing activities	(310,705)	(139,056)	(171,649)
Net cash flow provided by financing activities	199,444	30,758	168,686

Operating Activities

The change in net cash flow provided by operating activities for the years ended December 31, 2023 and 2022 was primarily the result of changes in revenues and expenses as discussed in "Results of Operations" above and the other changes in assets and liabilities as presented on our consolidated statements of cash flows.

Investing Activities

The change in net cash flow used in investing activities for the year ended December 31, 2023, was primarily due to an increase in property acquisitions of $110.8 million and an increase of $100.0 million in issuance of notes and mortgages receivable, partially offset by a $40.6 million increase in collection of notes and mortgages receivable, a $13.0 million decrease in proceeds from dispositions of real estate, and a $12.2 million decrease in deposits for property acquisitions.

Financing Activities

The change in net cash flow provided by financing activities for the year ended December 31, 2023, was primarily due to an increase in proceeds from the issuance of common stock of $226.4 million, partially offset by an increase in net debt repayments of $45.0 million and an increase in dividends paid of $8.7 million.

Revolving Credit Facility

In October 2021, we entered into a second amended and restated credit agreement (as amended, the "Second Restated Credit Agreement"). The Second Restated Credit Agreement provides for an unsecured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $300.0 million and includes an accordion feature to increase the revolving commitments or add one or more tranches of term loans up to an additional aggregate amount not to exceed $300.0 million, subject to certain conditions, including one or more new or existing lenders agreeing to provide commitments for such increased amount and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Credit Facility.

The Revolving Credit Facility matures October 27, 2025, subject to two six-month extensions (for a total of 12 months) exercisable at our option. Our exercise of an extension option is subject to the absence of any default and our compliance with certain conditions, including the payment of extension fees to the lenders under the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90%, or (ii) the sum of a base rate plus a margin of 0.30% to 0.90%, in each case with the margin based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period.

The per annum rate of the unused line fee on the undrawn funds under the Revolving Credit Facility is 0.15% to 0.25% based on our daily unused portion of the available Revolving Credit Facility.

Term Loan

In October 2023, we entered into a term loan credit agreement (the "Term Loan Agreement") that provides for a senior unsecured term loan (the "Term Loan") in an aggregate principal amount of $150.0 million. The Term Loan matures October 17, 2025, subject to one twelve-month extension exercisable at our option. Our exercise of the extension option is subject to the absence of any default and our compliance with certain conditions, including the payment of extension fees to the lenders under the Term Loan.

The Term Loan is comprised of (i) an initial principal amount of $75.0 million that was funded in a single draw at closing and used to repay amounts outstanding under our Revolving Credit Facility, and (ii) an additional principal amount of $75.0 million that can be funded in a single draw at our option any time on or prior to April 14, 2024.

Borrowings under the Term Loan bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90% or (ii) the sum of a base rate plus a margin of 0.30% to 0.90%, in each case with the margin based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period. In connection with the Term Loan, we entered into interest rate swaps for a notional amount of $150.0 million to fix SOFR at 4.73% until maturity. Including the impact of the swaps, the effective interest rate on the Term Loan is 6.13% based on our consolidated total indebtedness to total asset value ratio as of December 31, 2023.

Senior Unsecured Notes

In February 2022, we entered into a sixth amended and restated note purchase and guarantee agreement with The Prudential Insurance Company of America and certain of its affiliates (collectively, "Prudential") (the "Sixth Amended and Restated Prudential Agreement") pursuant to which, in January 2023, we issued $80.0 million of 3.65% Series Q Guaranteed Senior Notes due January 20, 2033 (the "Series Q Notes") to Prudential and used the proceeds to repay the $75.0 million of 5.35% Series B Guaranteed Senior Notes due June 2, 2023 (the "Series B Notes") outstanding under our fifth amended and restated note purchase and guarantee agreement with Prudential (the "Fifth Amended and Restated Prudential Agreement"). The other senior unsecured notes outstanding under the Fifth Amended and Restated Prudential Agreement, including (i) $50.0 million of 4.75% Series C Guaranteed Senior Notes due February 25, 2025 (the "Series C Notes"), (ii) $50.0 million of 5.47% Series D Guaranteed Senior Notes due June 21, 2028 (the "Series D Notes"), (iii) $50.0 million of 3.52% Series F Guaranteed Senior Notes due September 12, 2029 (the "Series F Notes") and (iv) $100.0 million of 3.43% Series I Guaranteed Senior Notes due November 25, 2030 (the "Series I Notes"), remain outstanding under the Sixth Amended and Restated Prudential Agreement.

In February 2022, we entered into a second amended and restated note purchase and guarantee agreement with American General Life Insurance Company and certain of its affiliates (collectively, "AIG") (the "Second Amended and Restated AIG Agreement") pursuant to which we issued $55.0 million of 3.45% Series L Guaranteed Senior Notes due February 22, 2032 (the "Series L Notes") to AIG. The other senior unsecured notes outstanding under our first amended and restated note purchase and guarantee agreement with AIG (the "First Amended and Restated AIG Agreement"), including (i) $50.0 million of 3.52% Series G Guaranteed Senior Notes due September 12, 2029 (the "Series G Notes") and (ii) $50.0 million of 3.43% Series J Guaranteed Senior Notes due November 25, 2030 (the "Series J Notes"), remain outstanding under the Second Amended and Restated AIG Agreement.

In February 2022, we entered into a second amended and restated note purchase and guarantee agreement with Massachusetts Mutual Life Insurance Company and certain of its affiliates (collectively, "MassMutual") (the "Second Amended and Restated MassMutual Agreement") pursuant to which we issued $20.0 million of 3.45% Series M Guaranteed Senior Notes due February 22, 2032 (the "Series M Notes") and, in January 2023, $20.0 million of 3.65% Series O Guaranteed Senior Notes due January 20, 2033 (the "Series O Notes") to MassMutual. The other senior unsecured notes outstanding under our first amended and restated note purchase and guarantee agreement with MassMutual (the "First Amended and Restated MassMutual Agreement"), including (i) $25.0 million of 3.52% Series H Guaranteed Senior Notes due September 12, 2029 (the "Series H Notes") and (ii) $25.0 million of 3.43% Series K Guaranteed Senior Notes due November 25, 2030 (the "Series K Notes"), remain outstanding under the Second Amended and Restated MassMutual Agreement.

In February 2022, we entered into a note purchase and guarantee agreement with New York Life Insurance Company and certain of its affiliates (collectively, "New York Life") (the "New York Life Agreement") pursuant to which we issued $25.0 million of 3.45% Series N Guaranteed Senior Notes due February 22, 2032 (the "Series N Notes") and, in January 2023, $25.0 million of 3.65% Series P Guaranteed Senior Notes due January 20, 2033 (the "Series P Notes") to New York Life.

In June 2018, we entered into a note purchase and guarantee agreement with MetLife and certain of its affiliates (collectively, "MetLife") (the "MetLife Agreement") pursuant to which we issued $50.0 million of 5.47% Series E Guaranteed Senior Notes due June 21, 2028 (the "Series E Notes") to MetLife.

The funded and outstanding Series C Notes, Series D Notes, Series E Notes, Series F Note, Series G Notes, Series H Notes, Series I Notes, Series J Notes, Series K Notes, Series L Notes, Series M Notes, Series N Notes, Series O Notes, Series P Notes, and Series Q Notes are collectively referred to as the "Senior Unsecured Notes".

Debt Maturities

The amounts outstanding under our Revolving Credit Facility, Term Loan, and Senior Unsecured Notes, exclusive of extension options, are as follows (in thousands):

	Maturity Date	Interest Rate	Year ended December 31,	
			2023	2022
Revolving Credit Facility	October 2025	5.60%	$ 10,000	$ 70,000
Term Loan	October 2025	6.13%	75,000	$ —
Series B Notes	June 2023	5.35%	—	75,000
Series C Notes	February 2025	4.75%	50,000	50,000
Series D-E Notes	June 2028	5.47%	100,000	100,000
Series F-H Notes	September 2029	3.52%	125,000	125,000
Series I-K Notes	November 2030	3.43%	175,000	175,000
Series L-N Notes	February 2032	3.45%	100,000	100,000
Series O-Q Notes	January 2033	3.65%	125,000	—
Total debt			760,000	695,000
Unamortized debt issuance costs, net (a)			(5,266)	(3,545)
Total debt, net			$ 754,734	$ 691,455

(a) Unamortized debt issuance costs related to the Revolving Credit Facility were $1,364 and $2,036 as of December 31, 2023 and 2022, respectively, and are included in prepaid expenses and other assets on our consolidated balance sheets.

Equity Offering

In February 2023, we completed a follow-on public offering of 3,450,000 shares of common stock in connection with forward sales agreements. During the year ended December 31, 2023, we settled all 3,450,000 shares and realized net proceeds of $112.1 million.

ATM Program

In February 2021, we established an at-the-market equity offering program (the "2021 ATM Program"), pursuant to which we were able to issue and sell shares of our common stock with an aggregate sales price of up to $250.0 million through a consortium of banks acting as agents or acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. The 2021 ATM Program was terminated in February 2023.

In February 2023, we established an at-the-market equity offering program (the "ATM Program"), pursuant to which we are able to issue and sell shares of our common stock with an aggregate sales price of up to $350.0 million through a consortium of banks acting as our sales agents or acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. Sales of the shares of common stock may be made, as needed, from time to time in at-the-market offerings as defined in Rule 415 of the Securities Act, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or as otherwise agreed to with the applicable agent.

The use of a forward sale agreement allows us to lock in a share price on the sale of shares at the time the forward sales agreement becomes effective, but defer receiving the proceeds from the sale of shares until a later date. To account for the forward sale agreements, we consider the accounting guidance governing financial instruments and derivatives. To date, we have concluded that our forward sale agreements are not liabilities as they do not embody obligations to repurchase our shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to our shares.

We also evaluated whether the forward sale agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. We concluded that the forward sale agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements' exercise contingencies that are based on observable markets or indices besides those related to the market for our own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to our own stock.

We consider the potential dilution resulting from the forward sale agreements on the earnings per share calculations and use the treasury stock method to determine the dilution resulting from the forward sale agreements during the period of time prior to settlement.

ATM Direct Issuances

During the years ended December 31, 2023 and 2022, no shares of common stock were issued under the ATM Program or the 2021 ATM Program. Future sales, if any, will depend on a variety of factors to be determined by us from time to time, including among others, market conditions, the trading price of our common stock, determinations by us of the appropriate sources of funding for us and potential uses of funding available to us.

ATM Forward Agreements

During the year ended December 31, 2022, we entered into forward sale agreements to sell an aggregate of 3,721,000 shares of common stock under the 2021 ATM Program at an average gross offering price of $31.61 per share. No such shares were settled during the year ended December 31, 2022. During the year ended December 31, 2023, we settled all 3,721,000 shares and realized net proceeds of $114.1 million after deducting fees and expenses and making certain other adjustments as provided in the equity distribution agreement. As of December 31, 2023, no shares remain subject to forward sale agreements under the 2021 ATM Program.

During the year ended December 31, 2023, we entered into forward sale agreements to sell an aggregate of 1,049,050 shares of common stock at an average gross offering price of $30.67 per share under the ATM Program. No such shares were settled during the year ended December 31, 2023. We expect to settle the forward sale agreements in full within 12 months of the respective agreement dates via physical delivery of the outstanding shares of common stock in exchange for cash proceeds, although we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements, subject to certain conditions.

Dividends

We elected to be treated as a REIT under the federal income tax laws with the year beginning January 1, 2001. To qualify for taxation as a REIT, we must, among other requirements such as those related to the composition of our assets and gross income, distribute annually to our stockholders at least 90% of our taxable income, including taxable income that is accrued by us without a corresponding receipt of cash.

It is also possible that instead of distributing 100% of our taxable income on an annual basis, we may decide to retain a portion of our taxable income and to pay taxes on such amounts as permitted by the Internal Revenue Service. Payment of dividends is subject to market conditions, our financial condition, including but not limited to, our continued compliance with the provisions of the Second Restated Credit Agreement, the Term Loan Agreement, our Senior Unsecured Notes and other factors, and therefore is not assured. In particular, the Second Restated Credit Agreement, the Term Loan Agreement, and our Senior Unsecured Notes prohibit the payment of dividends during certain events of default.

Regular quarterly dividends paid to our stockholders aggregated $87.0 million, $78.3 million and $70.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. There can be no assurance that we will continue to pay dividends at historical rates.

Contractual Obligations

Our significant contractual obligations and commitments, excluding extension options and unamortized debt issuance costs, as of December 31, 2023, were comprised of borrowings under the Revolving Credit Facility, the Term Loan, our Senior Unsecured Notes, operating and finance lease payments due to landlords, estimated environmental remediation expenditures, and our funding commitments for capital improvements at certain properties.

Generally, leases with our tenants are triple-net leases with the tenant responsible for the operations conducted at our properties and for the payment of taxes, maintenance, repair, insurance, environmental remediation, and other operating expenses.

We have no significant contractual obligations that are not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the Exchange Act.

Critical Accounting Policies and Estimates

The consolidated financial statements included in this Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements. Although we have made estimates, judgments and assumptions regarding future uncertainties relating to the information included in our consolidated financial statements, giving due consideration to the accounting policies selected and materiality, actual results could differ from these estimates, judgments and assumptions and such differences could be material.

Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, real estate, receivables, deferred rent receivable, direct financing leases, depreciation and amortization, impairment of long-lived assets, environmental remediation obligations, litigation, accrued liabilities, income taxes and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed. The information included in our consolidated financial statements that is based on estimates, judgments and assumptions is subject to significant change and is adjusted as circumstances change and as the uncertainties become more clearly defined.

Our accounting policies are described in Note 1 in "Item 8. Financial Statements and Supplementary Data". The SEC's Financial Reporting Release ("FRR") No. 60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies* ("FRR 60"), suggests that companies provide additional disclosure on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgment and estimates on the part of management in its application. We believe that our most critical accounting policies relate to revenue recognition and deferred rent receivable, direct financing leases, impairment of long-lived assets, environmental remediation obligations, litigation, income taxes, and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed as described below.

Revenue Recognition and Deferred Rent Receivable

We earn revenue primarily from operating leases with our tenants. We recognize income under leases with our tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the current term of the leases. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases. A critical assumption in applying the straight-line accounting method is that the tenant will make all contractual lease payments during the current lease term and that the net deferred rent receivable balance will be collected when the payment is due, in accordance with the annual rent escalations provided for in the leases. We may be required to reserve, or provide reserves for a portion of, the recorded deferred rent receivable if it becomes apparent that the tenant may not make all of its contractual lease payments when due during the current term of the lease.

The present value of the difference between the fair market rent and the contractual rent for above-market and below-market leases at the time properties are acquired is amortized into revenues from rental properties over the remaining terms of the in-place leases. Lease termination fees are recognized as other income when earned upon the termination of a tenant's lease and relinquishment of space in which we have no further obligation to the tenant.

The sales of nonfinancial assets, such as real estate, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Direct Financing Leases

Income under direct financing leases is included in revenues from rental properties and is recognized over the lease terms using the effective interest rate method which produces a constant periodic rate of return on the net investments in the leased properties. The investments in direct financing leases represents the investments in leased assets accounted for as direct financing leases. The investments in direct financing leases are increased for interest income earned and amortized over the life of the leases and reduced by the receipt of lease payments.

Impairment of Long-Lived Assets

Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

Environmental Remediation Obligations

We provide for the estimated fair value of future environmental remediation obligations when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. See "Environmental Matters" below for additional information. Environmental liabilities net of related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. A critical assumption in accruing for these liabilities is that the state environmental laws and regulations will be administered and enforced in the future in a manner that is consistent with past practices. Environmental liabilities are estimated net of recoveries of environmental costs from state underground storage tanks ("UST") remediation funds, with respect to past and future spending based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state UST fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs. We accrue environmental liabilities based on our share of responsibility as defined in our lease contracts with our tenants and under various other agreements with others or if circumstances indicate that our counterparty may not have the financial resources to pay its share of the costs. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenants or other counterparties fail to pay them. In certain environmental matters the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

Litigation

Legal fees related to litigation are expensed as legal services are performed. We provide for litigation accruals, including certain litigation related to environmental matters (see "Environmental Litigation" below for additional information), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability.

Income Taxes

Our financial results generally do not reflect provisions for current or deferred federal income taxes because we elected to be treated as a REIT under the federal income tax laws effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be treated as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend to eliminate any earnings and profits that were not distributed. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in property costs.

Allocation of the Purchase Price of Properties Acquired

Upon acquisition of real estate and leasehold interests, we estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. Assumptions used are property and geographic specific and may include, among other things, capitalization rates, market rental rates and EBITDA to rent coverage ratios.

Environmental Matters

General

We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental costs are principally attributable to remediation costs which are incurred for, among other things, removing USTs, excavation of contaminated soil and water, installing, operating, maintaining and decommissioning remediation systems, monitoring contamination and governmental agency compliance reporting required in connection with contaminated properties.

We enter into leases and various other agreements which contractually allocate responsibility between the parties for known and unknown environmental liabilities at or relating to the subject properties. Under applicable law, we are contingently liable for these environmental obligations in the event that our tenant does not satisfy them, and we are required to accrue for environmental liabilities that we believe are allocable to others under our leases if we determine that it is probable that our tenant will not meet its environmental obligations. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We assess whether to accrue for environmental liabilities based upon relevant factors including our tenants' histories of paying for such obligations, our assessment of their financial capability, and their intent to pay for such obligations. However, there can be no assurance that our assessments are correct or that our tenants who have paid their obligations in the past will continue to do so. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenant fails to pay them.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The accrued liability is the aggregate of our estimate of the fair value of cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience with the funds.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which is mainly the responsibility of our tenant but in certain cases partially paid for by us) and remediation of any environmental contamination that arises during the term of their tenancy. In addition, for substantially all of our triple-net leases, our tenants are contractually responsible for known environmental contamination that existed at the commencement of the lease and for preexisting unknown environmental contamination that is discovered during the term of the lease.

For the subset of our triple-net leases which cover properties previously leased to Getty Petroleum Marketing Inc. ("Marketing") (substantially all of which commenced in 2012), the allocation of responsibility differs from our other triple-net leases as it relates to preexisting known and unknown contamination. Under the terms of our leases covering properties previously leased to Marketing, we agreed to be responsible for environmental contamination that was known at the time the lease commenced, and for unknown environmental contamination which existed prior to commencement of the lease and which is discovered (other than as a result of a voluntary site investigation) during the first 10 years of the lease term (or a shorter period for a minority of such leases) (a "Lookback Period"). Similarly, for certain properties previously leased to Marketing which we have sold, we have agreed to be responsible for environmental contamination that was known at the time of the sale and for unknown environmental contamination which existed prior to the sale and which is discovered (other than as a result of a voluntary site investigation) within 5 years of the closing (also, a "Lookback Period"). After expiration of the applicable Lookback Period, responsibility for all newly discovered contamination at these properties, even if it relates to periods prior to commencement of the lease or sale, is the contractual responsibility of our tenant or buyer as the case may be.

Based on the expiration of the Lookback Periods, together with other factors which have significantly mitigated our potential liability for preexisting environmental obligations, including the absence of any contractual obligations relating to properties which have been sold, quantifiable trends associated with types and ages of USTs at issue, expectations regarding future UST replacements, and historical trends and expectations regarding discovery of preexisting unknown environmental contamination and/or attempted pursuit of us therefor, we concluded that there is no material continued risk of having to satisfy contractual obligations relating to preexisting unknown environmental contamination at certain properties. Accordingly, as of December 31, 2022, we had removed $23.5 million of unknown reserve liabilities which had previously been accrued for these properties. There were no additional removals of unknown reserve liabilities for the year ended December 31, 2023.

We continue to anticipate that our tenants under leases where the Lookback Periods have expired will replace USTs in the years ahead as these USTs near the end of their expected useful lives. At many of these properties the USTs in use are fabricated with older generation materials and technologies and we believe it is prudent to expect that upon their removal preexisting unknown environmental contamination will be identified. Although contractually these tenants are now responsible for preexisting unknown environmental contamination that is discovered during UST replacements, because the applicable Lookback Periods have expired before the end of the initial term of these leases, together with other relevant factors, we believe there remains continued risk that we will be responsible for remediation of preexisting environmental contamination associated with future UST removals at certain properties. Accordingly, we believe it is appropriate at this time to maintain $11.3 million of unknown reserve liabilities for certain properties with respect to which the Lookback Periods have expired as of December 31, 2023.

In the course of UST removals and replacements at certain properties previously leased to Marketing where we retained responsibility for preexisting unknown environmental contamination until expiration of the applicable Lookback Period, environmental contamination has been and continues to be discovered. As a result, we developed an estimate of fair value for the prospective future environmental liability resulting from preexisting unknown environmental contamination and accrued for these estimated costs. These estimates are based primarily upon quantifiable trends which we believe allow us to make reasonable estimates of fair value for the future costs of environmental remediation resulting from the anticipated removal and replacement of USTs. Our accrual of this liability represents our estimate of the fair value of the cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience. In arriving at our accrual, we analyzed the ages and expected useful lives of USTs at properties where we would be responsible for preexisting unknown environmental contamination and we projected a cost to closure for remediation of such contamination.

We measure our environmental remediation liabilities at fair value based on expected future net cash flows, adjusted for inflation and then discount them to present value. We adjust our environmental remediation liabilities quarterly to reflect changes in projected expenditures, changes in present value due to the passage of time and reductions in estimated liabilities as a result of actual expenditures incurred during each quarter. As of December 31, 2023, we had accrued a total of $22.4 million for our prospective environmental remediation obligations. This accrual consisted of (a) $9.9 million, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $12.5 million for future environmental liabilities related to preexisting unknown contamination. As of December 31, 2022, we had accrued a total of $23.2 million for our prospective environmental remediation obligations. This accrual consisted of (a) $10.8 million, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $12.4 million for future environmental liabilities related to preexisting unknown contamination.

Environmental liabilities are accreted for the change in present value due to the passage of time and, accordingly, $0.6 million, $1.3 million and $1.7 million of net accretion expense was recorded for the years ended December 31, 2023, 2022 and 2021, respectively, which is included in environmental expenses. In addition, during the years ended December 31, 2023, 2022 and 2021, we recorded credits to environmental expenses aggregating $0.3 million, $23.8 million and $1.8 million, respectively, where decreases in estimated remediation costs exceeded the depreciated carrying value of previously capitalized asset retirement costs. Environmental expenses also include project management fees, legal fees and environmental litigation accruals.

During the years ended December 31, 2023 and 2022, we increased the carrying values of certain of our properties by $5.0 million and $3.3 million, respectively, due to changes in estimated environmental remediation costs. The recognition and subsequent changes in estimates in environmental liabilities and the increase or decrease in carrying values of the properties are non-cash transactions which do not appear on our consolidated statements of cash flows.

Capitalized asset retirement costs are being depreciated over the estimated remaining life of the UST, a 10-year period if the increase in carrying value is related to environmental remediation obligations, or such shorter period if circumstances warrant, such as the remaining lease term for properties we lease from others. Depreciation and amortization expense related to capitalized asset retirement costs in our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021, were $3.0 million, $3.7 million, and $4.0 million, respectively. Capitalized asset retirement costs were $34.3 million (consisting of $25.8 million of known environmental liabilities and $8.5 million of reserves for future environmental liabilities) as of December 31, 2023, and $33.2 million (consisting of $24.7 million of known environmental liabilities and $8.5 million of reserves for future environmental liabilities) as of December 31, 2022. We recorded impairment charges aggregating $3.6 million and $2.5 million for the years ended December 31, 2023 and 2022, respectively, for capitalized asset retirement costs.

For additional information regarding risks related to our potential environmental exposure, see "Item 1A. Risk Factors – We incur significant operating costs and, from time to time, may have significant liability accruals as a result of environmental laws and regulations, which costs and accruals could significantly increase, and reduce our profitability or have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price" in this Form 10-K.

In July 2012, we purchased a 10-year pollution legal liability insurance policy covering substantially all of our properties at that time for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy had a $50.0 million aggregate limit and was subject to various self-insured retentions and other conditions and limitations. This policy expired in July 2022, although claims made prior to such expiration remain subject to coverage. In September 2022, we purchased a 5-year pollution legal liability insurance policy to cover a subset of our properties which we believe present the greatest risk for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy has a $25.0 million in aggregate limit and is subject to various self-insured retentions and other conditions and limitations. Our intention in purchasing this policy was to obtain protection for certain properties which we believe have the greatest risk of significant environmental events.

In light of the uncertainties associated with environmental expenditure contingencies, we are unable to estimate ranges in excess of the amount accrued with any certainty; however, we believe that it is possible that the fair value of future actual net expenditures could be substantially higher than amounts currently recorded by us. Adjustments to accrued liabilities for environmental remediation obligations will be reflected in our consolidated financial statements as they become probable and a reasonable estimate of fair value can be made.

Environmental Litigation

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. As of December 31, 2023 we had no amounts accrued, and as of December 31, 2022, we had accrued $0.3 million, for certain of these matters which we believe were appropriate based on information then currently available. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in our providing an accrual, or adjustments to the amounts recorded, for environmental litigation accruals. Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River and MTBE litigations in the states of Pennsylvania and Maryland, in particular, could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. For additional information with respect to these and other pending environmental lawsuits and claims, see "Item 3. Legal Proceedings" and Note 3 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risk, primarily as a result of borrowings under our Revolving Credit Facility which bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90%, or (ii) the sum of a base rate plus a margin of 0.30% to 0.90%, in each case with the margin based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period.

Based on our outstanding borrowings under the Revolving Credit Facility of $10.0 million as of December 31, 2023, an increase in market interest rates of 1.0% for 2023 would decrease our 2023 net income and cash flows by approximately $0.1 million. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our Revolving Credit Facility and with increases or decreases in amounts outstanding under borrowing agreements entered into with interest rates floating at market rates.

In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments, if any, with high credit quality institutions. Temporary cash investments, if any, are currently held in an overnight bank time deposit with JPMorgan Chase Bank, N.A. and these balances, at times, may exceed federally insurable limits.

See "Part I. Item. 1A. Risk Factors" in this Annual Report on Form 10-K for additional information.

Item 8. Financial Statements and Supplementary Data

**GETTY REALTY CORP. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTARY DATA**

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2023	December 31, 2022
ASSETS:		
Real Estate:		
Land	$ 867,884	$ 802,010
Buildings and improvements	847,339	707,352
Investment in direct financing leases, net	59,964	66,185
Construction in progress	426	578
Real estate held for use	1,775,613	1,576,125
Less accumulated depreciation and amortization	(265,593)	(232,812)
Real estate held for use, net	1,510,020	1,343,313
Lease intangible assets, net	100,315	74,014
Real estate held for sale, net	2,429	3,757
Real estate, net	1,612,764	1,421,084
Notes and mortgages receivable	112,008	34,313
Cash and cash equivalents	3,307	8,713
Restricted cash	1,979	2,536
Deferred rent receivable	54,424	50,391
Accounts receivable	5,012	4,247
Right-of-use assets - operating	14,571	18,193
Right-of-use assets - finance	174	277
Prepaid expenses and other assets	18,066	22,541
Total assets	$ 1,822,305	$ 1,562,295
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Borrowings under Revolving Credit Facility	$ 10,000	$ 70,000
Senior Unsecured Notes, net	673,406	623,492
Term Loan, net	72,692	—
Environmental remediation obligations	22,369	23,155
Dividends payable	24,850	20,576
Lease liability - operating	16,051	19,959
Lease liability - finance	595	1,518
Accounts payable and accrued liabilities	46,790	43,745
Total liabilities	866,753	802,445
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $0.01 par value; 20,000,000 authorized; unissued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 53,952,539 and 46,734,790 shares issued and outstanding, respectively	540	467
Accumulated other comprehensive income (loss)	(4,021)	—
Additional paid-in capital	1,053,129	822,340
Dividends paid in excess of earnings	(94,096)	(62,957)
Total stockholders' equity	955,552	759,850
Total liabilities and stockholders' equity	$ 1,822,305	$ 1,562,295

The accompanying notes are an integral part of these consolidated financial statements.

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except per share amounts)

		Year ended December 31,				
		2023		2022		2021
Revenues:						
Revenues from rental properties	$	180,488	$	163,889	$	153,886
Interest on notes and mortgages receivable		5,358		1,699		1,522
Total revenues		185,846		165,588		155,408
Operating expenses:						
Property costs		23,789		21,553		22,048
Impairments		5,243		3,545		4,404
Environmental		1,261		(20,902)		3,548
General and administrative		23,735		20,621		20,151
Depreciation and amortization		45,296		39,902		35,518
Total operating expenses		99,324		64,719		85,669
Gains on dispositions of real estate		4,625		16,423		16,718
Operating income		91,147		117,292		86,457
Other income, net		574		413		1,075
Interest expense		(31,527)		(27,662)		(24,672)
Loss on extinguishment of debt		(43)		—		—
Net earnings	$	60,151	$	90,043	$	62,860
Basic earnings per common share:						
Net Earnings	$	1.16	$	1.88	$	1.37
Diluted earnings per common share:						
Net Earnings	$	1.15	$	1.88	$	1.37
Weighted average common shares outstanding:						
Basic		50,020		46,730		44,782
Diluted		50,216		46,838		44,819
Net earnings		60,151		90,043		62,860
Other comprehensive loss:						
Unrealized loss on cash flow hedges		(3,938)		—		—
Cash flow hedge income reclassified to interest expense		(83)		—		—
Total other comprehensive loss		(4,021)		—		—
Comprehensive income	$	56,130	$	90,043	$	62,860

The accompanying notes are an integral part of these consolidated financial statements.

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 60,151	$ 90,043	$ 62,860
Adjustments to reconcile net earnings to net cash flow provided by operating activities:			
Depreciation and amortization expense	45,296	39,902	35,518
Impairment charges	5,243	3,545	4,404
Gains on dispositions of real estate	(4,625)	(16,423)	(16,718)
Loss on extinguishment of debt	43	—	—
Deferred rent receivable	(4,033)	(3,458)	(2,778)
Allowance for credit loss on notes and mortgages receivable and direct financing leases	(189)	50	(132)
Amortization of above-market and below-market leases	41	14	(71)
Amortization of investment in direct financing leases	6,004	5,392	4,846
Amortization of debt issuance costs	1,211	946	1,013
Accretion expense	585	1,259	1,705
Stock-based compensation expense	5,582	4,775	3,997
Changes in assets and liabilities:			
Accounts receivable	(1,098)	(784)	60
Prepaid expenses and other assets	(2,285)	(1,965)	(997)
Environmental remediation obligations	(6,157)	(28,088)	(6,335)
Accounts payable and accrued liabilities	(471)	(2,122)	(554)
Net cash flow provided by operating activities	105,298	93,086	86,818
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property acquisitions	(248,072)	(137,275)	(194,292)
Capital expenditures	(309)	—	(271)
Addition to construction in progress	(349)	(56)	(312)
Proceeds from dispositions of real estate	11,201	24,204	24,796
Deposits for property acquisitions	3,930	(8,265)	3,298
Issuance of notes and mortgages receivable	(119,268)	(19,312)	(13,515)
Collection of notes and mortgages receivable	42,162	1,648	10,564
Net cash flow used in investing activities	(310,705)	(139,056)	(169,732)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings from Revolving Credit Facility	230,500	90,000	175,000
Repayments of Revolving Credit Facility	(290,500)	(80,000)	(140,000)
Proceeds from Senior Unsecured Notes	125,000	100,000	—
Proceeds from Term Loan	75,000	—	—
Repayments of Senior Unsecured Notes	(75,043)	—	—
Payments of finance lease liability	(297)	(487)	(645)
Payments of cash dividends	(86,964)	(78,264)	(70,770)
Payments of debt issuance costs	(2,932)	(611)	(2,586)
Security deposits refunded	(547)	823	(233)
Payments in settlement of restricted stock units	(1,004)	(496)	(730)
Proceeds from issuance of common stock, net - equity offering	112,128	—	—
Proceeds from issuance of common stock, net - ATM Program	114,103	(207)	92,285
Net cash flow provided by financing activities	199,444	30,758	52,321
Change in cash, cash equivalents and restricted cash	(5,963)	(15,212)	(30,593)
Cash, cash equivalents and restricted cash at beginning of year	11,249	26,461	57,054
Cash, cash equivalents and restricted cash at end of year	$ 5,286	$ 11,249	$ 26,461

	Year ended December 31,		
	2023	2022	2021
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ 29,379	$ 26,526	$ 23,690
Income taxes	677	557	355
Environmental remediation obligations	5,856	4,252	4,568
Non-cash transactions			
Dividends declared but not yet paid	$ 24,850	$ 20,576	$ 19,467
Issuance of notes and mortgages receivable related to property dispositions	—	1,050	428

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). We do not distinguish our principal business or our operations on a geographical basis for purposes of measuring performance. We manage and evaluate our operations as a single segment. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates, Judgments and Assumptions

The consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, real estate, receivables, deferred rent receivable, direct financing leases, depreciation and amortization, impairment of long-lived assets, environmental remediation costs, environmental remediation obligations, litigation, accrued liabilities, income taxes and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed. Application of these estimates and assumptions requires exercise of judgment as to future uncertainties and, as a result, actual results could differ materially from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net earnings.

Real Estate

Real estate assets are stated at cost less accumulated depreciation and amortization. For acquisitions of real estate we estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, we allocate the estimated fair value to the applicable assets and liabilities. Fair value is determined based on an exit price approach, which contemplates the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions used are property and geographic specific and may include, among other things, capitalization rates, market rental rates, discount rates and EBITDA to rent coverage ratios.

We expense transaction costs associated with business combinations in the period incurred. Acquisitions of real estate which do not meet the definition of a business are accounted for as asset acquisitions. The accounting model for asset acquisitions is similar to the accounting model for business combinations except that the acquisition costs are capitalized and allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. For additional information regarding property acquisitions, see Note 13 – Property Acquisitions.

We capitalize direct costs, including costs such as construction costs and professional services, and indirect costs associated with the development and construction of real estate assets while substantive activities are ongoing to prepare the assets for their intended use. The capitalization period begins when development activities are underway and ends when it is determined that the asset is substantially complete and ready for its intended use.

We evaluate the held for sale classification of our real estate as of the end of each quarter. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell.

When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. We evaluate real estate sale transactions where we provide seller financing to determine sale and gain recognition in accordance with GAAP. Expenditures for maintenance and repairs are charged to income when incurred.

Depreciation and Amortization

Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from 16 to 25 years for buildings and improvements, or the term of the lease if shorter. Asset retirement costs are depreciated over the shorter of the remaining useful lives of USTs or 10 years for asset retirement costs related to environmental remediation obligations, which costs are attributable to the group of assets identified at a property. Leasehold interests and in-place leases are amortized over the remaining term of the underlying lease.

Direct Financing Leases

Income under direct financing leases is included in revenues from rental properties and is recognized over the lease terms using the effective interest rate method which produces a constant periodic rate of return on the net investments in the leased properties. The investments in direct financing leases are increased for interest income earned and amortized over the life of the leases and reduced by the receipt of lease payments. We consider direct financing leases to be past-due or delinquent when a contractually required payment is not remitted in accordance with the provisions of the underlying agreement.

On June 16, 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments* ("ASU 2016-13"). The accounting standard became effective for us and was adopted on January 1, 2020. For additional information regarding our senior secured notes, see Note 2 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

We review our direct financing leases each reporting period to determine whether there were any indicators that the value of our net investments in direct financing leases may be impaired and adjust the allowance for any estimated changes in the credit loss with the resulting change recorded through our consolidated statement of operations. When determining a possible impairment, we take into consideration the collectability of direct financing lease receivables for which a reserve would be required. In addition, we determine whether there has been a permanent decline in the current estimate of the residual value of the property.

When we enter into a contract to sell properties that are recorded as direct financing leases, we evaluate whether we believe that it is probable that the disposition will occur. If we determine that the disposition is probable and therefore the property's holding period is reduced, we record an allowance for credit losses to reflect the change in the estimate of the undiscounted future rents. Accordingly, the net investment balance is written down to fair value.

Notes and Mortgages Receivable

Notes and mortgages receivable consists, in part, of loans originated by us in conjunction with property dispositions and funding provided to tenants in conjunction with property acquisitions and capital improvements. Notes and mortgages receivable are recorded at stated principal amounts. In accordance with ASU 2016-13, we estimate our credit loss reserve for our notes and mortgages receivable using the weighted average remaining maturity ("WARM") method, which has been identified as an acceptable loss-rate method for estimating credit loss reserves in the FASB Staff Q&A Topic 326, No. 1. The WARM method requires us to reference historic loan loss data across a comparable data set and apply such loss rate to our notes and mortgages portfolio over its expected remaining term, taking into consideration expected economic conditions over the relevant timeframe. We applied the WARM method for our notes and mortgages portfolio, which share similar risk characteristics. Application of the WARM method to estimate a credit loss reserve requires significant judgment, including (i) the historical loan loss reference data, (ii) the expected timing and amount of loan repayments, and (iii) the current credit quality of our portfolio and our expectations of performance and market conditions over the relevant time period. To estimate the historic loan losses relevant to our portfolio, we used our historical loan performance since the launch of our loan origination business in 2013. As of December 31, 2023 and 2022, the allowance for credit losses on notes and mortgages receivable was $0.2 million and $0.3 million, respectively.

We also originate construction loans and provide development financing for the construction of income-producing properties which we generally expect to purchase via sale-leaseback transactions at the end of the construction period. We have the option to purchase the properties at the end of such period. During the year ended December 31, 2023, we funded $57.7 million and, as of December 31, 2023, had outstanding $46.1 million of such construction loans and development financing. Our construction loans and development financing generally provide for funding only during the construction period, which is typically nine to twelve months, although our policy is to consider construction periods as long as 24 months. Funds are disbursed based on inspections in accordance with a schedule reflecting the completion of portions of the projects. We also review and inspect each property before disbursement of funds during the term of the construction loan. At the end of the construction period, the construction loans will be repaid with the proceeds from the sale of the properties.

In addition, we may acquire real estate assets under construction from the tenant and commit to provide additional funding to our tenants during the construction period to complete the properties. These transactions do not meet the criteria for sale-leaseback accounting and are accounted for as finance receivables. Accordingly, initial investments and all subsequent fundings made during the construction period are recorded within notes and mortgages receivable on our consolidated balance sheets, and rental payments resulting from these investments are recorded within interest on notes and mortgages receivable on our consolidated statements of operations. At the end of construction period, we will recognize the purchase of the assets, remove the finance receivables from our consolidated balance sheets, and begin to record rental income from the operating leases. During the year ended December 31, 2023, we funded $61.5

million of such investments and, as of December 31, 2023, had a total of $57.8 million of such investments outstanding and recorded in notes and mortgages receivable.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents are held in the custody of financial institutions, and these balances, at times, may exceed federally insurable limits.

Restricted Cash

Restricted cash consists of cash that is contractually restricted or held in escrow pursuant to various agreements with counterparties. As of December 31, 2023 and 2022, restricted cash of $2.0 million and $2.5 million, respectively, consisted of security deposits received from our tenants.

Revenue Recognition and Deferred Rent Receivable

We determine the proper amount of revenue to be recognized in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). To determine the proper amount of revenue to be recognized , we perform the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. Our primary source of revenue consists of revenue from rental properties and tenant reimbursements that is derived from leasing arrangements, which is specifically excluded from the standard, and thus had no material impact on our consolidated financial statements or notes to our consolidated financial statements as of December 31, 2023, 2022 and 2021.

Lease payments from operating leases are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on our consolidated balance sheets. We review our accounts receivable, including its deferred rent receivable, related to base rents, straight-line rents, tenant reimbursements and other revenues for collectability. Our evaluation of collectability primarily consists of reviewing past due account balances and considers such factors as the credit quality of our tenant, historical trends of the tenant, changes in tenant payment terms, current economic trends, and other facts and circumstances related to the applicable tenants. In addition, with respect to tenants in bankruptcy, we estimate the probable recovery through bankruptcy claims. If a tenant's accounts receivable balance is considered uncollectable, we will write off the related receivable balances and cease to recognize lease income, including straight-line rent unless cash is received. If the collectability assessment subsequently changes to probable, any difference between the lease income that would have been recognized if collectability had always been assessed as probable and the lease income recognized to date, is recognized as a current-period adjustment to revenues from rental properties. Our reported net earnings are directly affected by our estimate of the collectability of our accounts receivable.

The present value of the difference between the fair market rent and the contractual rent for above-market and below-market leases at the time properties are acquired is amortized into revenues from rental properties over the remaining terms of the in-place leases. Lease termination fees are recognized as other income when earned upon the termination of a tenant's lease and relinquishment of space in which we have no further obligation to the tenant.

The sales of nonfinancial assets, such as real estate, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Impairment of Long-Lived Assets

Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less estimated disposition costs.

The estimated fair value of real estate is based on the price that would be received from the sale of the property in an orderly transaction between market participants at the measurement date. In general, we consider multiple internal valuation techniques when measuring the fair value of a property, all of which are based on unobservable inputs and assumptions that are classified within Level 3 of the Fair Value Hierarchy. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future rental rates and operating expenses that could differ materially from actual results in future periods. Where properties held for use have been identified as having a potential for sale, additional judgments are required related to the determination as to the appropriate period over which the projected undiscounted cash flows should include the operating cash flows and the amount included as the estimated residual value. This requires significant judgment. In some cases, the results of whether impairment is indicated are sensitive to changes in assumptions input into the estimates, including the holding period until expected sale.

We recorded impairment charges aggregating $5.2 million, $3.5 million, and $4.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our estimated fair values, as they relate to property carrying values, were primarily based upon (i) estimated sales prices from third-party offers based on signed contracts, letters of intent or indicative bids, for which we do not have access to the unobservable inputs used to determine these estimated fair values, and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence (this method was used to determine $0 of the $5.2 million in impairments recognized during the year ended December 31, 2023) and (ii) discounted cash flow models, which resulted in impairment charges of $1.6 million of the $5.2 million in impairments recognized during the year ended December 31, 2023. During the year ended December 31, 2023, we recorded the remaining impairments of $3.6 million of the $5.2 million due to the accumulation of asset retirement costs as a result of changes in estimates associated with our estimated environmental liabilities which increased the carrying values of certain properties in excess of their fair values. For the years ended December 31, 2023, 2022 and 2021, impairment charges aggregating $2.3 million, $1.1 million and $0.9 million, respectively, were related to properties that were previously disposed of by us.

Fair Value of Financial Instruments

All of our financial instruments are reflected in the accompanying consolidated balance sheets at amounts which, in our estimation based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values, except those separately disclosed in the notes below.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates of fair value that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported using a hierarchy (the "Fair Value Hierarchy") that prioritizes the inputs to valuation techniques used to measure the fair value. The Fair Value Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels of the Fair Value Hierarchy are as follows: "Level 1" – inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date; "Level 2" – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and "Level 3" – inputs that are unobservable. Certain types of assets and liabilities are recorded at fair value either on a recurring or non-recurring basis. Assets required or elected to be marked-to-market and reported at fair value every reporting period are valued on a recurring basis. Other assets not required to be recorded at fair value every period may be recorded at fair value if a specific provision or other impairment is recorded within the period to mark the carrying value of the asset to market as of the reporting date. Such assets are valued on a non-recurring basis.

Environmental Remediation Obligations

We record the fair value of a liability for an environmental remediation obligation as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. Environmental remediation obligations are estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of our estimate of the fair value of cost for each component of the liability. The accrued liability is net of estimated recoveries from state underground storage tanks ("UST") remediation funds considering estimated recovery rates developed from prior experience with the funds. Net environmental liabilities are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We accrue for environmental liabilities that we believe are allocable to other potentially responsible parties if it becomes probable that the other parties will not pay their environmental remediation obligations.

Litigation

Legal fees related to litigation are expensed as legal services are performed. We provide for litigation accruals, including certain litigation related to environmental matters, when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. We accrue our share of environmental litigation liabilities based on our assumptions of the ultimate allocation method and share that will be used when determining our share of responsibility.

Income Taxes

We file a federal income tax return on which are consolidated our tax items and the tax items of our subsidiaries that are pass-through entities. Effective January 1, 2001, we elected to qualify, and believe that we are operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, we generally will not be subject to federal income tax on qualifying REIT income, provided that distributions to our stockholders equal at least the amount of our taxable income as defined under the Internal Revenue Code. We accrue for uncertain tax matters when appropriate. The accrual for uncertain tax positions is adjusted as circumstances change and as the uncertainties become more clearly defined, such as when audits are settled or exposures expire. Tax returns for the years 2020, 2021 and 2022, and tax returns which will be filed for the year ended 2023, remain open to examination by federal and state tax jurisdictions under the respective statutes of limitations.

New Accounting Pronouncements

On March 12, 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848)* ("ASU 2020-04"). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. We adopted ASU 2020-04 during 2022 and the adoption of ASU 2020-04 did not have a material impact on our consolidated financial statements.

NOTE 2. — LEASES

As Lessor

As of December 31, 2023, we owned 1,056 properties and leased 37 properties from third-party landlords. These 1,093 properties are located in 40 states across the United States and Washington, D.C. Substantially all of our properties are leased on a triple-net basis to convenience store operators, petroleum distributors, express tunnel car wash operators and other automotive-related and retail tenants. Our tenants either operate their business at our properties directly or, in the case of certain convenience stores and gasoline and repair stations, sublet our properties and supply fuel to third parties that operate the businesses. Our triple-net lease tenants are responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties, and are also responsible for environmental contamination occurring during the terms of their leases and in certain cases also for environmental contamination that existed before their leases commenced. For additional information regarding our environmental obligations, see Note 6 – Environmental Obligations.

The majority of our tenants' financial results depend on convenience store sales, the sale of refined petroleum products and/or the sale of automotive services and parts. As a result, our tenants' financial results can be dependent on the performance of the automobile manufacturing, petroleum marketing and automobile aftermarket industries, each of which are highly competitive and can be subject to variability. During the terms of our leases, we monitor the credit quality of our triple-net lease tenants by reviewing their published credit rating, if available, reviewing publicly available financial statements, or reviewing financial or other operating statements which are delivered to us pursuant to applicable lease agreements, monitoring news reports regarding our tenants and their respective businesses, and monitoring the timeliness of lease payments and the performance of other financial covenants under their leases.

Pursuant to ASU 2016-02, for leases in which we are the lessor, we are (i) retaining classification of our historical leases as we were not required to reassess classification upon adoption of the new standard, (ii) expensing indirect leasing costs in connection with new or extended tenant leases, the recognition of which would have been deferred under prior accounting guidance and (iii) aggregating revenue from our lease components and non-lease components (comprised of tenant reimbursements) into revenue from rental properties.

Revenues from rental properties for the years ended December 31, 2023, 2022 and 2021, were $180.5 million, $163.9 million, and $153.9 million, respectively. Base rental income included in revenues from rental properties was $163.0 million, $149.1 million, and $138.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

In accordance with GAAP, we recognize rental revenue in amounts which vary from the amount of rent contractually due during the periods presented. As a result, revenues from rental properties include non-cash adjustments recorded for deferred rental revenue due to the recognition of rental income on a straight-line basis over the current lease term, the net amortization of above-market and below-market leases, rental income recorded under direct financing leases using the effective interest method which produces a constant periodic rate of return on the net investments in the leased properties and the amortization of deferred lease incentives. Non-cash adjustments included in revenues from rental properties resulted in reductions in revenue of $2.0 million, $1.9 million, and $2.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Tenant reimbursements, which are included in revenues from rental properties and which consist of real estate taxes and other municipal charges paid by us which were reimbursed by our tenants pursuant to the terms of triple-net lease agreements, were $19.5 million, $16.7 million, and $17.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Direct Financing Leases

The components of the investment in direct financing leases as of December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Lease payments receivable	$ 71,834	$ 85,336
Unguaranteed residual value	13,928	13,928
Unearned Income	(24,995)	(32,184)
Allowance for credit losses	(803)	(895)
Total	$ 59,964	$ 66,185

In accordance with ASU 2016-13, during the years ended December 31, 2023, 2022 and 2021, we recorded allowances (reductions) for credit losses of ($92 thousand), $69 thousand and ($92 thousand), respectively, on our net investments in direct financing leases due to changes in expected economic conditions, which was included within other income in our consolidated statements of operations. As of December 31, 2023 and 2022, we had recorded an allowance for credit losses of $0.8 million and $0.9 million, respectively on investment in direct financing leases.

We evaluate the credit quality of our investment in direct financing leases utilizing our internal underwriting and credit analysis. Substantially all of our tenants are required to provide us with specified unit-level financial information and/or with corporate-level financial information. At both December 31, 2023 and 2022 no material balances of our investment in direct financing leases were past due.

Future contractual annual rentals receivable from our tenants, which have terms in excess of one year as of December 31, 2023, are as follows (in thousands):

	Operating Leases	Direct Financing Leases
2024	$ 159,206	$ 13,267
2025	160,017	13,293
2026	152,016	10,262
2027	145,155	10,188
2028	126,418	9,902
Thereafter	889,664	14,922
Total	$ 1,632,476	$ 71,834

As Lessee

For leases in which we are the lessee, ASU 2016-02 requires leases with durations greater than twelve months to be recognized on our consolidated balance sheets. We elected the package of transition provisions available for expired or existing contracts, which allowed us to carry forward our historical assessments of (i) whether contracts are or contain leases, (ii) lease classification and (iii) initial direct costs.

As of January 1, 2019, we recognized operating lease right-of-use assets of $25.6 million (net of deferred rent expense) and operating lease liabilities of $26.1 million, which were presented on our consolidated financial statements. The right-of-use assets and lease liabilities are carried at the present value of the remaining expected future lease payments. When available, we use the rate implicit in the lease to discount lease payments to present value; however, our current leases did not provide a readily determinable implicit rate. Therefore, we estimated our incremental borrowing rate to discount the lease payments based on information available and considered factors such as interest rates available to us on a fully collateralized basis and terms of the leases. ASU 2016-02 did not have a material impact on our consolidated balance sheets or on our consolidated statements of operations. The most significant impact was the recognition of right-of-use assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged.

The following presents the lease-related assets and liabilities (in thousands):

	December 31, 2023
Assets	
Right-of-use assets - operating	$ 14,571
Right-of-use assets - finance	174
Total lease assets	$ 14,745
Liabilities	
Lease liability - operating	$ 16,051
Lease liability - finance	595
Total lease liabilities	$ 16,646

The following presents the weighted average lease terms and discount rates of our leases:

Weighted-average remaining lease term (years):	
Operating leases	7.7
Finance leases	4.4
Weighted-average discount rate:	
Operating leases (a)	4.70%
Finance leases	15.00%

(a) Upon adoption of the new lease standard, discount rates used for existing leases were established at January 1, 2019.

The following presents our total lease costs (in thousands):

	December 31, 2023
Operating lease cost	$ 3,145
Finance lease cost	
Amortization of leased assets	297
Interest on lease liabilities	206
Short-term lease cost	-
Total lease cost	$ 3,648

The following presents supplemental cash flow information related to our leases (in thousands):

	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows for operating leases	$ 3,430
Operating cash flows for finance leases	206
Financing cash flows for finance leases	297

As of December 31, 2023, scheduled lease liabilities mature as follows (in thousands):

	Operating Leases	Direct Financing Leases
2024	$ 3,195	$ 341
2025	2,810	179
2026	2,661	146
2027	2,241	38
2028	2,024	-
Thereafter	6,427	-
Total lease payments	19,358	704
Less: amount representing interest	(3,307)	(109)
Present value of lease payments	$ 16,051	$ 595

We have obligations to lessors under non-cancelable operating leases which have terms in excess of one year, principally for convenience store and gasoline station properties. The leased properties have a remaining lease term averaging approximately 8.0 years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows: 2024 – $3.6 million, 2025 – $2.8 million, 2026 – $2.5 million, 2027 – $1.9 million, 2028 – $1.5 million and $4.3 million thereafter.

Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $2.4 million, $2.9 million and $3.4 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in property costs. Rent received under subleases for the years ended December 31, 2023, 2022 and 2021, was $5.8 million, $6.4 million and $7.3 million, respectively, and is included in rental revenue discussed above.

Major Tenants

As of December 31, 2023 and 2022, we had three significant tenants by revenue:

	2023		2022	
	Number of properties	% of Total Revenues	Number of properties	% of Total Revenues
ARKO Corp. (NASDAQ: ARKO)	150	15.0%	128	14.0%
Global Partners LP (NYSE: GLP)	150	14.0%	150	16.0%
Apro, LLC (d/b/a United Oil)	77	10.0%	78	11.0%

Getty Petroleum Marketing Inc.

Getty Petroleum Marketing Inc. ("Marketing") was our largest tenant from 1997 until 2012 under a unitary triple-net master lease that was terminated in April 2012 as a consequence of Marketing's bankruptcy, at which time we either sold or released these properties. As of December 31, 2023, 325 of the properties we own or lease were previously leased to Marketing, of which 300 properties are subject to long-term triple-net leases with petroleum distributors in 12 separate property portfolios and 23 properties are leased as single unit triple-net leases (one additional property is under redevelopment and one additional property is vacant). The leases covering properties previously leased to Marketing are unitary triple-net lease agreements generally with an initial term of 15 years and options for successive renewal terms of up to 20 years. As of December 31, 2023, our weighted average remaining lease term, excluding renewal options, for the properties previously leased to Marketing was 4.7 years. Rent is scheduled to increase at varying intervals during both the initial and renewal terms of the leases. Several of the leases provide for additional rent based on the aggregate volume of fuel sold. In addition, the majority of the leases require the tenants to invest capital in our properties, substantially all of which are related to the replacement of USTs that are owned by our tenants. As of December 31, 2023, we have a remaining commitment to fund up to $6.2 million in the aggregate with our tenants for our portion of such capital improvements. Our commitment provides us with the option to either reimburse our tenants or to offset rent when these capital expenditures are made. This deferred expense is recognized on a straight-line basis as a reduction of rental revenue in our consolidated statements of operations over the life of the various leases.

As part of the triple-net leases for properties previously leased to Marketing, we transferred title of the USTs to our tenants, and the obligation to pay for the retirement and decommissioning or removal of USTs at the end of their useful lives, or earlier if circumstances warranted, was fully or partially transferred to our new tenants. We remain contingently liable for this obligation in the event that our tenants do not satisfy their responsibilities. Accordingly, through December 31, 2023, we removed $13.8 million of asset retirement obligations and $10.8 million of net asset retirement costs related to USTs from our balance sheet. The cumulative change of $0.7 million (net of accumulated amortization of $2.3 million) is recorded as deferred rental revenue and will be recognized on a straight-line basis as additional revenues from rental properties over the terms of the various leases.

NOTE 3. — COMMITMENTS AND CONTINGENCIES

Credit Risk

In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments, if any, with high credit quality institutions. Temporary cash investments, if any, are currently held in an overnight bank time deposit with JPMorgan Chase Bank, N.A. and these balances, at times, may exceed federally insurable limits.

Legal Proceedings

We are involved in various legal proceedings and claims which arise in the ordinary course of our business. As of December 31, 2023 we had no amounts accrued, and as of December 31, 2022, we had accrued $0.3 million, for certain of these matters which we believe were appropriate based on information then currently available. We are unable to estimate ranges in excess of the amount accrued with any certainty for these matters. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in our providing an accrual, or adjustments to the amounts recorded, for environmental litigation accruals. Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River, and our methyl tertiary butyl ether (a fuel derived from methanol, commonly referred to as "MTBE") litigations in the states of Pennsylvania and Maryland, could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River.

In 2004, the United States Environmental Protection Agency ("EPA") issued General Notice Letters ("GNL") to over 100 entities, including us, alleging that they are potentially responsible parties ("PRPs") with respect to a 17-mile stretch of the Passaic River from Dundee Dam to the Newark Bay and its tributaries (the Lower Passaic River Study Area or "LPRSA"). The LPRSA is part of the Diamond Alkali Superfund Site ("Superfund Site") that includes the former Diamond Shamrock Corporation manufacturing facility located at 80-120 Lister Ave. in Newark, New Jersey (the "Diamond Shamrock Facility"), the LPRSA, and the Newark Bay Study Area (i.e, Newark Bay and portions of surrounding rivers and channels). One of the GNL recipients is Occidental Chemical Corporation ("Occidental"), the predecessor to the former owner/operator of the Diamond Shamrock Facility responsible for the discharge of 2,3,8,8-TCDD ("dioxin") and other hazardous substances. In May 2007, over 70 GNL recipients, including us, entered into an Administrative Settlement Agreement and Order on Consent ("AOC") with the EPA to perform a Remedial Investigation and Feasibility Study ("RI/FS") for the LPRSA to address investigation and evaluation of alternative remedial actions with respect to alleged damages to the entire 17-mile LPRSA, which the EPA has designated Operable Unit 4 or "OU4". Many of the parties to the AOC, including us, are also members of a Cooperating Parties Group ("CPG"). In 2015, the CPG submitted a draft RI/FS to the EPA setting forth various alternatives for remediating the LPRSA. In October 2018, the EPA issued a letter directing the CPG to prepare a streamlined feasibility study for just the upper 9-miles of the LPRSA based on an iterative approach using adaptive management strategies. On December 4, 2020, the CPG submitted a Final Draft Interim Remedy Feasibility Study ("IR/FS") to the EPA which identified various targeted dredge and cap alternatives for the upper 9-miles of the LPRSA. On September 28, 2021, the EPA issued a Record of Decision ("ROD") for the upper 9-mile IR/FS ("Upper 9-mile IR ROD") consisting of dredging and capping to control sediment sources of dioxin and PCBs at an estimated cost of $441.0 million.

In addition to the RI/FS activities, in June 2012, certain members of the CPG entered into an Administrative Settlement Agreement and Order on Consent ("10.9 AOC") with the EPA to perform certain remediation activities, including removal and capping of sediments at the river mile 10.9 area and certain testing, which remedial work has been completed. Concurrent with the CPG's work on the RI/FS, on April 11, 2014, the EPA issued a draft Focused Feasibility Study ("FFS") with proposed remedial alternatives to remediate the lower 8.3-miles of the LPRSA. On March 4, 2016, the EPA issued a ROD for the lower 8.3-miles ("Lower 8-mile ROD") selecting a remedy that involves bank-to-bank dredging and installing an engineered cap with an estimated cost of $1.4 billion.

On March 31, 2016, the EPA issued a "Notice of Potential Liability and Commencement of Negotiations for Remedial Design" ("Notice") to more than 100 PRPs, including us, which informed the recipients that the EPA intends to seek an Administrative Order on Consent and Settlement Agreement with Occidental (who the EPA considers the primary contributor of dioxin and other pesticides generated from the production of Agent Orange at its Diamond Shamrock Facility and a discharger of other contaminants of concern ("COCs") to the Superfund Site) requiring Occidental to prepare the remedial design of the remedy selected in the Lower 8-mile ROD. The EPA has designated the lower 8.3 miles of the LPRSA as Operable Unit 2 or "OU2", which is geographically subsumed within OU4. On September 30, 2016, Occidental entered into an agreement with the EPA to perform the remedial design for OU2.

By letter dated March 30, 2017, the EPA advised the recipients of the Notice that it would be entering into cash out settlements with certain PRPs who the EPA stated did not discharge any of the eight hazardous substances identified as a COC in the Lower 8-mile ROD to resolve their alleged liability for OU2. Cash out settlements were finalized in 2018 and 2021 with a total of 21 PRPs. the EPA's March 30, 2017 letter also stated that other parties who did not discharge dioxins, furans or polychlorinated biphenyls (which are considered the COCs posing the greatest risk to the river) may also be eligible for cash out settlements, and that the EPA would begin a process for identifying such other PRPs for negotiation of future cash out settlements and to initiate negotiations with Occidental and other major PRPs for the implementation and funding of the OU2 remedy. In August 2017, the EPA appointed an independent third-party allocation expert to conduct a confidential allocation proceeding that would assign non-binding shares of responsibility to PRPs identified by the EPA for cash out settlements. Most of the PRPs identified by the EPA, including us, participated in the allocation process. Occidental did not participate in the allocation proceedings, but filed a complaint on June 30, 2018, listing over 120 defendants, including us, in the United States District Court for the District of New Jersey seeking cost recovery and contribution under the Comprehensive Environmental Response, Compensation, and Liability Act for response costs incurred and to be incurred relating to the LPRSA, including the investigation, design, and anticipated implementation of the OU2 remedy (the "Occidental Lawsuit"). We continue to defend the claims asserted in the Occidental Lawsuit individually and in coordination with a group of several other named defendants known as the "Small Parties Group" or "SPG" consistent with our defenses in the related proceedings. On January 5, 2024, the Court entered an Order to Stay the Occidental Lawsuit pending the Court's adjudication of a Motion to Enter the Modified Consent Decree filed by the United States on January 31, 2024, as discussed below.

The allocator issued a final Allocation Recommendation Report in December 2020, which was based upon an allocation methodology approved by the EPA that contains associated allocation shares for each of the parties invited to participate in the allocation, including Occidental - who the allocator concluded was responsible for more than 99% of the costs to implement the OU2 remedy. As a result of the allocation process, the EPA and 85 parties (the "Settling Parties"), including us, began settlement negotiations and reached an agreement on a cash-out settlement to resolve their alleged liability for the remediation of the entire LPRSA. The EPA concluded that the Settling Parties, individually and collectively, were responsible for only a minor share of the response costs incurred and to be incurred at or in connection with implementing the OU2 and OU4 remedies for the entire 17-mile Lower Passaic River.

In December 2022, the EPA and the Settling Parties finalized their agreement in a proposed consent decree ("CD"), pursuant to which and without admitting liability, the Settling Parties agree to pay the EPA the collective sum of $150.0 million in exchange for contribution protection from claims by non-settling PRPs (including Occidental) for the matters addressed in the CD and the issuance of a notice of completion by the EPA of both the 2007 RI/FS AOC and the 10.9 AOC, upon completion of certain defined tasks in the CD. All 85 Settling Parties contributed to an escrow account agreed upon shares of the settlement amount, which are subject to a confidentiality agreement. Our settlement contribution is in line with our legal reserves previously established. On December 16, 2022, the United States filed an action in the New Jersey District Court against the Settling Defendants which included lodging of the proposed CD to resolve claims against the Settling Parties for costs associated with cleaning up the LPRSA. This action (the "CD Action") is subject to public comment and court approval. On December 22, 2022, the EPA published a notice of lodging of the proposed CD in the Federal Register, opening a 45-day public comment period, which was subsequently extended to 90-days. On December 23, 2022, Occidental filed a motion to intervene in the CD Action, and subsequently filed voluminous comments objecting to the entry of the proposed CD. On January 17, 2024, the United States informed the Court that it completed reviewing public comments, including those from Occidental, and found no reasons to consider the proposed CD as inappropriate, improper, or inadequate. Nevertheless, the United States decided that certain limited changes to the CD should be made prior to moving for approval thereof. These changes involved removing three parties and a modification to the United States' reservation of rights. The remaining 82 Settling Parties, including us, concurred with these changes, leading to the United States filing the Modified Consent Decree ("Modified CD"), with the Court on the same day, January 17, 2024. On January 31, 2024, the United States filed a copy of all public comments received on the proposed CD, its Response to the public comments and a Motion to Enter the Modified CD. The Motion to Enter the Modified CD and accompanying memorandum of law states that the United States has determined that the proposed settlement is reasonable, fair and consistent with the statutory purpose of CERCLA. The Court has issued an order requiring that responses to the Motion to Enter the Modified CD be filed by April 1, 2024, and any replies to these responses are due by May 1, 2024, prior to adjudication of the motion.

If the Modified CD is approved in its current form, our alleged liability to the EPA and to any non-settling parties, including Occidental, for the remediation of the entire 17-mile Lower Passaic River and its tributaries will be resolved. If the District Court does not approve the Modified CD, then, based on currently known facts and circumstances, including, among other factors, the EPA's conclusion that we are individually and collectively with numerous other parties only responsible for a minor share of the response costs incurred or to be incurred in connection with the LPRSA, our relative participation in the costs related to the 2007 AOC and 10.9 AOC, our belief that there was not any use or discharge of dioxins, furans or polychlorinated biphenyls in connection with our former petroleum storage operations at our former Newark, New Jersey Terminal, and that there are numerous other parties who will likely bear the costs of remediation and/or damages, we do not believe that resolution of the Lower Passaic River proceedings as relates to us is reasonably likely to have a material impact on our results of operations. Nevertheless, if the Modified CD is not approved by the District Court in its current form, performance of the EPA's selected remedies for the LPRSA may be subject to future negotiation, potential enforcement proceedings and/or possible litigation and, on this basis, our ultimate liability in the pending and possible future proceedings pertaining to the LPRSA remains uncertain and subject to contingencies which cannot be predicted and the outcome of which are not yet known. In prior years, we have established an estimated legal reserve and subsequently transferred funds to an escrow account based on likelihoods reasonably known to us at this time, however it is possible that circumstances may change and losses related to the Lower Passaic River proceedings could exceed the amounts we have accrued.

MTBE Litigation – State of Pennsylvania

On July 7, 2014, our subsidiary, Getty Properties Corp., was served with a complaint filed by the Commonwealth of Pennsylvania (the "State") in the Court of Common Pleas, Philadelphia County relating to alleged statewide MTBE contamination in Pennsylvania. The named plaintiff is the State, by and through (then) Pennsylvania Attorney General Kathleen G. Kane (as Trustee of the waters of the State), the Pennsylvania Insurance Department (which governs and administers the Underground Storage Tank Indemnification Fund), the Pennsylvania Department of Environmental Protection (vested with the authority to protect the environment) and the Pennsylvania Underground Storage Tank Indemnification Fund. The complaint names us and more than 50 other petroleum refiners, manufacturers, transporters, distributors and retailers of MTBE or gasoline containing MTBE who are alleged to have manufactured, distributed, stored and sold MTBE gasoline in Pennsylvania. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of "defendants' unfair and deceptive trade practices and act in the marketing of MTBE and gasoline containing MTBE." The plaintiffs also seek to recover costs paid or incurred by the State to detect, treat and remediate MTBE from public and private water wells and groundwater. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; public nuisance; negligence; trespass; and violation of consumer protection law.

The case was filed in the Court of Common Pleas, Philadelphia County, but was removed by defendants to the United States District Court for the Eastern District of Pennsylvania and then transferred to the United States District Court for the Southern District of New York so that it may be managed as part of the ongoing MTBE MDL proceedings. In November 2015, plaintiffs filed a Second

Amended Complaint naming additional defendants and adding factual allegations against the defendants. We joined with other defendants in the filing of a motion to dismiss the claims against us, which was granted in part and denied in part.

The discovery phase of the litigation is now closed, and active pretrial motion practice is ongoing. The State has filed a motion to remand the case to the Eastern District of Pennsylvania for trial, though a trial date is yet to be scheduled. Multiple defendants in the case have settled with plaintiff. We continue to vigorously defend the claims made against us. Our ultimate liability in this proceeding is uncertain and subject to numerous contingencies, the outcome of which are not yet known.

MTBE Litigation – State of Maryland

On December 17, 2017, the State of Maryland, by and through the Attorney General on behalf of the Maryland Department of Environment and the Maryland Department of Health (the "State of Maryland"), filed a complaint in the Circuit Court for Baltimore City related to alleged statewide MTBE contamination in Maryland. The complaint was served upon us on January 19, 2018. The complaint names us and more than 60 other defendants. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of the defendants' unfair and deceptive trade practices in the marketing of MTBE and gasoline containing MTBE. The plaintiffs also seek to recover costs paid or incurred by the State of Maryland to detect, investigate, treat and remediate MTBE from public and private water wells and groundwater, punitive damages and the award of attorneys' fees and litigation costs. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; strict liability for abnormally dangerous activity; public nuisance; negligence; trespass; and violations of Titles 4, 7 and 9 of the Maryland Environmental Code.

On February 14, 2018, defendants removed the case to the United States District Court for the District of Maryland. We are vigorously defending the claims made against us. Our ultimate liability, if any, in this proceeding is uncertain and subject to numerous contingencies the outcome of which are not yet known.

NOTE 4. — DEBT

The amounts outstanding under our Revolving Credit Facility, Term Loan, and Senior Unsecured Notes, exclusive of extension options, are as follows (in thousands):

	Maturity Date	Interest Rate	Year ended December 31,	
			2023	2022
Revolving Credit Facility	October 2025	5.60%	$ 10,000	$ 70,000
Term Loan	October 2025	6.13%	75,000	$ —
Series B Notes	June 2023	5.35%	—	75,000
Series C Notes	February 2025	4.75%	50,000	50,000
Series D-E Notes	June 2028	5.47%	100,000	100,000
Series F-H Notes	September 2029	3.52%	125,000	125,000
Series I-K Notes	November 2030	3.43%	175,000	175,000
Series L-N Notes	February 2032	3.45%	100,000	100,000
Series O-Q Notes	January 2033	3.65%	125,000	—
Total debt			760,000	695,000
Unamortized debt issuance costs, net (a)			(5,266)	(3,545)
Total debt, net			$ 754,734	$ 691,455

(a) Unamortized debt issuance costs related to the Revolving Credit Facility were $1,364 and $2,036, respectively, as of December 31, 2023 and 2022, and are included in prepaid expenses and other assets on our consolidated balance sheets.

Revolving Credit Facility

In October 2021, we entered into a second amended and restated credit agreement (as amended, the "Second Restated Credit Agreement"). The Second Restated Credit Agreement provides for an unsecured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $300.0 million and includes an accordion feature to increase the revolving commitments or add one or more tranches of term loans up to an additional aggregate amount not to exceed $300.0 million, subject to certain conditions, including one or more new or existing lenders agreeing to provide commitments for such increased amount and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Credit Facility.

The Revolving Credit Facility matures October 27, 2025, subject to two six-month extensions (for a total of 12 months) exercisable at our option. Our exercise of an extension option is subject to the absence of any default and our compliance with certain conditions, including the payment of extension fees to the lenders under the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90%, or (ii) the sum of a base rate plus a margin of 0.30% to 0.90%, in each case with the margin based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period.

The per annum rate of the unused line fee on the undrawn funds under the Revolving Credit Facility is 0.15% to 0.25% based on our daily unused portion of the available Revolving Credit Facility.

Term Loan

In October 2023, we entered into a term loan credit agreement (the "Term Loan Agreement") that provides for a senior unsecured term loan (the "Term Loan") in an aggregate principal amount of $150.0 million. The Term Loan matures October 17, 2025, subject to one twelve-month extension exercisable at our option. Our exercise of the extension option is subject to the absence of any default and our compliance with certain conditions, including the payment of extension fees to the lenders under the Term Loan.

The Term Loan is comprised of (i) an initial principal amount of $75.0 million that was funded in a single draw at closing and used to repay amounts outstanding under our Revolving Credit Facility, and (ii) an additional principal amount of $75.0 million that can be funded in a single draw at our option any time on or prior to April 14, 2024.

Borrowings under the Term Loan bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90% or (ii) the sum of a base rate plus a margin of 0.30% to 0.90%, in each case with the margin based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period. In connection with the Term Loan, we entered into interest rate swaps for a notional amount of $150.0 million to fix SOFR at weighted average of 4.73% until maturity. Including the impact of the swaps, the effective interest rate on the Term Loan is 6.13% based on our consolidated total indebtedness to total asset value ratio as of December 31, 2023. As of December 31, 2023, $75.0 million was outstanding under our Term Loan,

Senior Unsecured Notes

In February 2022, we entered into a sixth amended and restated note purchase and guarantee agreement with The Prudential Insurance Company of America and certain of its affiliates (collectively, "Prudential") (the "Sixth Amended and Restated Prudential Agreement") pursuant to which, in January 2023, we issued $80.0 million of 3.65% Series Q Guaranteed Senior Notes due January 20, 2033 (the "Series Q Notes") to Prudential and used the proceeds to repay the $75.0 million of 5.35% Series B Guaranteed Senior Notes due June 2, 2023 (the "Series B Notes") outstanding under its fifth amended and restated note purchase and guarantee agreement with Prudential (the "Fifth Amended and Restated Prudential Agreement"). The other senior unsecured notes outstanding under the Fifth Amended and Restated Prudential Agreement, including (i) $50.0 million of 4.75% Series C Guaranteed Senior Notes due February 25, 2025 (the "Series C Notes"), (ii) $50.0 million of 5.47% Series D Guaranteed Senior Notes due June 21, 2028 (the "Series D Notes"), (iii) $50.0 million of 3.52% Series F Guaranteed Senior Notes due September 12, 2029 (the "Series F Notes") and (iv) $100.0 million of 3.43% Series I Guaranteed Senior Notes due November 25, 2030 (the "Series I Notes"), remain outstanding under the Sixth Amended and Restated Prudential Agreement.

In February 2022, we entered into a second amended and restated note purchase and guarantee agreement with American General Life Insurance Company and certain of its affiliates (collectively, "AIG") (the "Second Amended and Restated AIG Agreement") pursuant to which it issued $55.0 million of 3.45% Series L Guaranteed Senior Notes due February 22, 2032 (the "Series L Notes") to AIG. The other senior unsecured notes outstanding under our first amended and restated note purchase and guarantee agreement with AIG (the "First Amended and Restated AIG Agreement"), including (i) $50.0 million of 3.52% Series G Guaranteed Senior Notes due September 12, 2029 (the "Series G Notes") and (ii) $50.0 million of 3.43% Series J Guaranteed Senior Notes due November 25, 2030 (the "Series J Notes"), remain outstanding under the Second Amended and Restated AIG Agreement.

In February 2022, we entered into a second amended and restated note purchase and guarantee agreement with Massachusetts Mutual Life Insurance Company and certain of its affiliates (collectively, "MassMutual") (the "Second Amended and Restated MassMutual Agreement") pursuant to which it issued $20.0 million of 3.45% Series M Guaranteed Senior Notes due February 22, 2032 (the "Series M Notes") and, in January 2023, $20.0 million of 3.65% Series O Guaranteed Senior Notes due January 20, 2033 (the "Series O Notes") to MassMutual. The other senior unsecured notes outstanding under our first amended and restated note purchase and guarantee agreement with MassMutual (the "First Amended and Restated MassMutual Agreement"), including (i) $25.0 million of 3.52% Series H Guaranteed Senior Notes due September 12, 2029 (the "Series H Notes") and (ii) $25.0 million of 3.43% Series K Guaranteed Senior Notes due November 25, 2030 (the "Series K Notes"), remain outstanding under the Second Amended and Restated MassMutual Agreement.

In February 2022, we entered into a note purchase and guarantee agreement with New York Life Insurance Company and certain of its affiliates (collectively, "New York Life") (the "New York Life Agreement") pursuant to which it issued $25.0 million of 3.45% Series N Guaranteed Senior Notes due February 22, 2032 (the "Series N Notes") and, in January 2023, $25.0 million of 3.65% Series P Guaranteed Senior Notes due January 20, 2033 (the "Series P Notes") to New York Life.

On June 21, 2018, we entered into a note purchase and guarantee agreement with MetLife and certain of its affiliates (collectively, "MetLife") (the "MetLife Agreement") pursuant to which it issued $50.0 million of 5.47% Series E Guaranteed Senior Notes due June 21, 2028 (the "Series E Notes") to MetLife.

The funded and outstanding Series C Notes, Series D Notes, Series E Notes, Series F Note, Series G Notes, Series H Notes, Series I Notes, Series J Notes, Series K Notes, Series L Notes, Series M Notes, Series N Notes, Series O Notes, Series P Notes, and Series Q Notes are collectively referred to as the "Senior Unsecured Notes".

Covenants

The Second Restated Credit Agreement, Term Loan Agreement and Senior Unsecured Notes contain customary financial covenants such as leverage, coverage ratios and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. The Second Restated Credit Agreement, Term Loan Agreement and Senior Unsecured Notes also contain customary events of default, including cross defaults to each other, change of control and failure to maintain REIT status (provided that the Senior Unsecured Notes require a mandatory offer to prepay the notes upon a change in control in lieu of a change of control event of default). Any event of default, if not cured or waived in a timely manner, would increase by 200 basis points (2.00%) the interest rate we pay under the Second Restated Credit Agreement, Term Loan Agreement and Senior Unsecured Notes, and could result in the acceleration of our indebtedness outstanding under the Revolving Credit Facility, Term Loan and Senior Unsecured Notes. We may be prohibited from drawing funds under the Revolving Credit Facility if there is any event or condition that constitutes an event of default under the Second Restated Credit Agreement or that, with the giving of any notice, the passage of time, or both, would be an event of default under the Second Restated Credit Agreement.

As of December 31, 2023, we are in compliance with all of the material terms of the Second Restated Credit Agreement, Term Loan Agreement and Senior Unsecured Notes, including the various financial covenants described herein.

Debt Maturities

As of December 31, 2023, scheduled debt maturities, including balloon payments, are as follows (in thousands):

	Revolving Credit Facility	Term Loan	Senior Unsecured Notes	Total
2024	$ —	$ —	$ —	$ —
2025 (a) (b)	10,000	75,000	50,000	135,000
2026	—	—	—	—
2027	—	—	—	—
2028	—	—	100,000	100,000
Thereafter	—	—	525,000	525,000
Total	$ 10,000	$ 75,000	$ 675,000	$ 760,000

(a) The Revolving Credit Facility matures in October 2025. Subject to the terms of the Second Restated Credit Agreement and our continued compliance with its provisions, we have the option to extend the term for two six month periods to October 2026.

(b) The Term Loan matures in October 2025. Subject to the terms of the term loan credit agreement and our continued compliance with its provisions, we have the option to extend the term for one twelve month period to October 2026.

NOTE 5. — DERIVATIVE INSTRUMENTS

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. Our use of derivative instruments is currently limited to interest rate hedges. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows of the derivative are not expected to offset changes in cash flows of the hedged item. All derivatives are recognized on our consolidated balance sheets at fair value. For those derivative instruments for which we intend to elect hedge accounting, at the time the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on our consolidated balance sheets or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

To the extent our derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria in accordance with GAAP, changes in the derivatives' fair value are not included in current earnings, but are included in accumulated other comprehensive income (loss). These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded in earnings in the period in which it occurs.

In October 2023, we entered into interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates on $75.0 million of outstanding variable-rate borrowings over a maximum period ending October 2026. Also, in October 2023, we entered into forward-starting interest rate swap agreements to hedge against changes in interest rates from the trade date through the projected issuance date of $75.0 million of additional variable-rate borrowings, and to hedge against changes in future cash flows resulting from changes in interest rates on the additional $75.0 million of variable-rate borrowings over a maximum period ending October 2026. During the next twelve months, we estimate that $0.2 million will be reclassified from accumulated other comprehensive income as an increase to interest expense.

The following table summarizes the notional amount at inception and fair value of these instruments on our consolidated balance sheets as of December 31, 2023 and 2022 (in thousands):

Product	Fixed Rate	Notional	Index	Effective Date	Maturity Date	Fair Value of Liability	
						December 31, 2023	December 31, 2022
Swap	4.80%	$ 75,000	Daily Simple SOFR + 10 bps	10/17/2023	10/17/2026	$ (2,083)	$ —
Swap	4.66	75,000	Daily Simple SOFR + 10 bps	4/10/2024	10/17/2026	(1,937)	—

The following table presents amounts recorded to accumulated other comprehensive income (loss) related to derivative and hedging activities for the periods presented (in thousands):

	Year ended December 31,		
	2023	2022	2021
Accumulated other comprehensive loss	$ (4,021)	$ —	$ —

NOTE 6. — ENVIRONMENTAL OBLIGATIONS

We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental costs are principally attributable to remediation costs which are incurred for, among other things, removing USTs, excavation of contaminated soil and water, installing, operating, maintaining and decommissioning remediation systems, monitoring contamination and governmental agency compliance reporting required in connection with contaminated properties.

We enter into leases and various other agreements which contractually allocate responsibility between the parties for known and unknown environmental liabilities at or relating to the subject properties. Under applicable law, we are contingently liable for these environmental obligations in the event that our tenant does not satisfy them, and we are required to accrue for environmental liabilities that we believe are allocable to others under our leases if we determine that it is probable that our tenant will not meet its environmental obligations. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We assess whether to accrue for environmental liabilities based upon relevant factors including our tenants' histories of paying for such obligations, our assessment of their financial capability, and their intent to pay for such obligations. However, there can be no assurance that our assessments are correct or that our tenants who have paid their obligations in the past will continue to do so. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenant fails to pay them.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The accrued liability is the aggregate of our estimate of the fair value of cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience with the funds.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which is mainly the responsibility of our tenant, but in certain cases partially paid for by us) and remediation of any environmental contamination that arises during the term of their tenancy. In addition, for substantially all of our triple-net leases, our tenants are contractually responsible for known environmental contamination that existed at the commencement of the lease and for preexisting unknown environmental contamination that is discovered during the term of the lease.

For the subset of our triple-net leases which cover properties previously leased to Marketing (substantially all of which commenced in 2012), the allocation of responsibility differs from our other triple-net leases as it relates to preexisting known and unknown contamination. Under the terms of our leases covering properties previously leased to Marketing, we agreed to be responsible for environmental contamination that was known at the time the lease commenced, and for unknown environmental contamination which existed prior to commencement of the lease and which is discovered (other than as a result of a voluntary site investigation) during the first 10 years of the lease term (or a shorter period for a minority of such leases) (a "Lookback Period"). Similarly, for certain properties previously leased to Marketing which we have sold, we have agreed to be responsible for environmental contamination that was known at the time of the sale and for unknown environmental contamination which existed prior to the sale and which is discovered (other than as a result of a voluntary site investigation) within 5 years of the closing (also, a "Lookback Period"). After expiration of the applicable Lookback Period, responsibility for all newly discovered contamination at these properties, even if it relates to periods prior to commencement of the lease or sale, is the contractual responsibility of our tenant or buyer as the case may be.

Based on the expiration of the Lookback Periods, together with other factors which have significantly mitigated our potential liability for preexisting environmental obligations, including the absence of any contractual obligations relating to properties which have been sold, quantifiable trends associated with types and ages of USTs at issue, expectations regarding future UST replacements, and historical trends and expectations regarding discovery of preexisting unknown environmental contamination and/or attempted pursuit of us therefor, we concluded that there is no material continued risk of having to satisfy contractual obligations relating to preexisting unknown environmental contamination at certain properties. Accordingly, as of December 31, 2022, we had removed $23.5 million of unknown reserve liabilities which had previously been accrued for these properties. There were no additional removals of unknown reserve liabilities for the year ended December 31, 2023.

We continue to anticipate that our tenants under leases where the Lookback Periods have expired will replace USTs in the years ahead as these USTs near the end of their expected useful lives. At many of these properties the USTs in use are fabricated with older generation materials and technologies and we believe it is prudent to expect that upon their removal preexisting unknown environmental contamination will be identified. Although contractually these tenants are now responsible for preexisting unknown environmental contamination that is discovered during UST replacements, because the applicable Lookback Periods have expired before the end of the initial term of these leases, together with other relevant factors, we believe there remains continued risk that we will be responsible for remediation of preexisting environmental contamination associated with future UST removals at certain properties. Accordingly, we believe it is appropriate at this time to maintain $11.3 million of unknown reserve liabilities for certain properties with respect to which the Lookback Periods have expired as of December 31, 2023.

In the course of UST removals and replacements at certain properties previously leased to Marketing where we retained responsibility for preexisting unknown environmental contamination until expiration of the applicable Lookback Period, environmental contamination has been and continues to be discovered. As a result, we developed an estimate of fair value for the prospective future environmental liability resulting from preexisting unknown environmental contamination and accrued for these estimated costs. These estimates are based primarily upon quantifiable trends which we believe allow us to make reasonable estimates of fair value for the future costs of environmental remediation resulting from the anticipated removal and replacement of USTs. Our accrual of this liability represents our estimate of the fair value of the cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience. In arriving at our accrual, we analyzed the ages and expected useful lives of USTs at properties where we would be responsible for preexisting unknown environmental contamination and we projected a cost to closure for remediation of such contamination.

We measure our environmental remediation liabilities at fair value based on expected future net cash flows, adjusted for inflation and then discount them to present value. We adjust our environmental remediation liabilities quarterly to reflect changes in projected expenditures, changes in present value due to the passage of time and reductions in estimated liabilities as a result of actual expenditures incurred during each quarter. As of December 31, 2023, we had accrued a total of $22.4 million for our prospective environmental remediation obligations. This accrual consisted of (a) $9.9 million, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $12.5 million for future environmental liabilities related to preexisting unknown contamination. As of December 31, 2022, we had accrued a total of $23.2 million for our prospective environmental remediation obligations. This accrual consisted of (a) $10.8 million, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $12.4 million for future environmental liabilities related to preexisting unknown contamination.

Environmental liabilities are accreted for the change in present value due to the passage of time and, accordingly, $0.6 million, $1.3 million and $1.7 million of net accretion expense was recorded for the years ended December 31, 2023, 2022 and 2021, respectively, which is included in environmental expenses. In addition, during the years ended December 31, 2023, 2022 and 2021, we recorded credits to environmental expenses aggregating $0.3 million, $23.8 million and $1.8 million, respectively, where decreases in estimated remediation costs exceeded the depreciated carrying value of previously capitalized asset retirement costs. Environmental expenses also include project management fees, legal fees and environmental litigation accruals. For the years ended December 31, 2023, 2022 and 2021, changes in environmental estimates aggregating, $0.1 million, $2.0 million and $0.2 million, respectively, were related to properties that were previously disposed of by us.

During the years ended December 31, 2023 and 2022, we increased the carrying values of certain of our properties by $5.0 million and $3.3 million, respectively, due to changes in estimated environmental remediation costs. The recognition and subsequent changes in estimates in environmental liabilities and the increase or decrease in carrying values of the properties are non-cash transactions which do not appear on our consolidated statements of cash flows.

Capitalized asset retirement costs are being depreciated over the estimated remaining life of the UST, a 10-year period if the increase in carrying value is related to environmental remediation obligations or such shorter period if circumstances warrant, such as the remaining lease term for properties we lease from others. Depreciation and amortization expense related to capitalized asset retirement costs in our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021, were $3.0 million, $3.7 million and $4.0 million, respectively. Capitalized asset retirement costs were $34.3 million (consisting of $25.8 million of known environmental liabilities and $8.5 million of reserves for future environmental liabilities) as of December 31, 2023, and $33.2 million (consisting of $24.7 million of known environmental liabilities and $8.5 million of reserves for future environmental liabilities) as of December 31, 2022. We recorded impairment charges aggregating $3.6 million and $2.5 million for the years ended December 31, 2023 and 2022, respectively, for capitalized asset retirement costs.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the amount of data available upon initial assessment of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, changes in costs associated with environmental remediation services and equipment, the availability of state UST remediation funds and the possibility of existing legal claims giving rise to allocation of responsibilities to others, as well as the time it takes to remediate contamination and receive regulatory approval. In developing our liability for estimated environmental remediation obligations on a property by property basis, we consider, among other things, laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. Environmental accruals are based on estimates derived upon facts known to us at this time, which are subject to significant change as circumstances change, and as environmental contingencies become more clearly defined and reasonably estimable.

Any changes to our estimates or our assumptions that form the basis of our estimates may result in our providing an accrual, or adjustments to the amounts recorded, for environmental remediation liabilities.

In July 2012, we purchased a 10-year pollution legal liability insurance policy covering substantially all of our properties at that time for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy had a $50.0 million aggregate limit and was subject to various self-insured retentions and other conditions and limitations. This policy expired in July 2022, although claims made prior to such expiration remain subject to coverage. In September 2022, we purchased a 5-year pollution legal liability insurance policy to cover a subset of our properties which we believe present the greatest risk for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy has a $25.0 million in aggregate limit and is subject to various self-insured retentions and other conditions and limitations. Our intention in purchasing this policy was to obtain protection for certain properties which we believe have the greatest risk of significant environmental events.

In light of the uncertainties associated with environmental expenditure contingencies, we are unable to estimate ranges in excess of the amount accrued with any certainty; however, we believe that it is possible that the fair value of future actual net expenditures could be substantially higher than amounts currently recorded by us. Adjustments to accrued liabilities for environmental remediation obligations will be reflected in our consolidated financial statements as they become probable and a reasonable estimate of fair value can be made.

NOTE 7. — INCOME TAXES

Net cash paid for income taxes for the years ended December 31, 2023, 2022 and 2021, of $0.7 million, $0.6 million and $0.4 million, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in property costs in our consolidated statements of operations.

Earnings and profits (as defined in the Internal Revenue Code) are used to determine the tax attributes of dividends paid to stockholders and will differ from income reported for consolidated financial statements purposes due to the effect of items which are reported for income tax purposes in years different from that in which they are recorded for consolidated financial statements purposes. The federal tax attributes of the common dividends for the years ended December 31, 2023, 2022 and 2021, were:

	2023	2022	2021
Ordinary income	73.00%	77.00%	73.00%
Capital gain distributions	—	3.00%	5.50%
Non-taxable distributions	27.00%	20.00%	21.50%
	100.00%	100.00%	100.00%

To qualify for taxation as a REIT, we, among other requirements such as those related to the composition of our assets and gross income, must distribute annually to our stockholders at least 90% of our taxable income, including taxable income that is accrued by us without a corresponding receipt of cash. We cannot provide any assurance that our cash flows will permit us to continue paying cash dividends. Should the Internal Revenue Service successfully assert that our earnings and profits were greater than the amount distributed, we may fail to qualify as a REIT; however, we may avoid losing our REIT status by paying a deficiency dividend to eliminate any remaining earnings and profits. We may have to borrow money or sell assets to pay such a deficiency dividend. Although tax returns for the years 2020, 2021 and 2022, and tax returns which will be filed for the year ended 2023, remain open to examination by federal and state tax jurisdictions under the respective statute of limitations, we have not currently identified any uncertain tax positions related to those years and, accordingly, have not accrued for uncertain tax positions as of December 31, 2023 or 2022. However, uncertain tax matters may have a significant impact on the results of operations for any single fiscal year or interim period.

NOTE 8. — STOCKHOLDERS' EQUITY

A summary of the changes in stockholders' equity for the years ended December 31, 2023, 2022 and 2021, is as follows (in thousands):

	Common Stock		Accumulated Other Comprehensive Income	Additional Paid-in Capital	Dividends Paid in Excess of Earnings	Total
	Shares	Amount				
Balance, December 31, 2020	43,606	$ 436	$ —	$ 722,608	$ (63,443)	$ 659,601
Net earnings					62,860	62,860
Dividends declared — $1.58 per share					(72,985)	(72,985)
Shares issued pursuant to ATM Program, net	3,043	30	—	92,255	—	92,285
Shares issued pursuant to dividend reinvestment	3	—	—	80	—	80
Stock-based compensation and settlements	64	1	—	3,266	—	3,267
Balance, December 31, 2021	46,716	$ 467	—	$ 818,209	$ (73,568)	$ 745,108
Net earnings					90,043	90,043
Dividends declared — $1.66 per share					(79,432)	(79,432)
Shares issued pursuant to ATM Program, net	—	—	—	(207)	—	(207)
Shares issued pursuant to dividend reinvestment	2	—	—	59	—	59
Stock-based compensation and settlements	17	—	—	4,279	—	4,279
Balance, December 31, 2022	46,735	$ 467	—	$ 822,340	$ (62,957)	$ 759,850
Net earnings					60,151	60,151
Accumulated other comprehensive income (loss)	-	-	(4,021)	-	—	(4,021)
Dividends declared — $1.74 per share			-		(91,290)	(91,290)
Shares issued pursuant to equity offering, net	3,450	35	-	112,093	—	112,128
Shares issued pursuant to ATM Program, net	3,721	37	-	114,066	—	114,103
Shares issued pursuant to dividend reinvestment	2	—	-	53	—	53
Stock-based compensation and settlements	45	1	—	4,577	—	4,578
Balance, December 31, 2023	53,953	$ 540	$ (4,021)	$ 1,053,129	$ (94,096)	$ 955,552

On March 1, 2023, March 1, 2022, March 1, 2021, and July 19, 2021, our Board of Directors granted 253,075, 238,850, 192,550, and 3,500 restricted stock units ("RSU" or "RSUs"), respectively, under our Amended and Restated 2004 Omnibus Incentive Compensation Plan.

Equity Offering

In February 2023, we completed a follow-on public offering of 3,450,000 shares of common stock in connection with forward sales agreements. During the year ended December 31, 2023, we settled all 3,450,000 shares and realized net proceeds of $112.1 million.

ATM Program

In February 2021, we established an at-the-market equity offering program (the "2021 ATM Program"), pursuant to which we were able to issue and sell shares of our common stock with an aggregate sales price of up to $250.0 million through a consortium of banks acting as agents or acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. The 2021 ATM Program was terminated in February 2023.

In February 2023, we established an at-the-market equity offering program (the "ATM Program"), pursuant to which we are able to issue and sell shares of our common stock with an aggregate sales price of up to $350.0 million through a consortium of banks acting as our sales agents or acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. Sales of the shares of common stock may be made, as needed, from time to time in at-the-market offerings as defined in Rule 415 of the Securities Act, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or as otherwise agreed to with the applicable agent.

The use of a forward sale agreement allows us to lock in a share price on the sale of shares at the time the forward sales agreement becomes effective, but defer receiving the proceeds from the sale of shares until a later date. To account for the forward sale agreements, we consider the accounting guidance governing financial instruments and derivatives. To date, we have concluded that our forward sale agreements are not liabilities as they do not embody obligations to repurchase our shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to our shares.

We also evaluated whether the forward sale agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. We concluded that the forward sale agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements exercise contingencies that are based on observable markets or indices besides those related to the market for our own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to our own stock.

We consider the potential dilution resulting from the forward sale agreements on the earnings per share calculations and use the treasury stock method to determine the dilution resulting from the forward sale agreements during the period of time prior to settlement.

ATM Direct Issuances

During the year ended December 31, 2023 and 2022, no shares of common stock were issued under the ATM Program or the 2021 ATM Program. Future sales, if any, will depend on a variety of factors to be determined by us from time to time, including among others, market conditions, the trading price of our common stock, determinations by us of the appropriate sources of funding for us and potential uses of funding available to us.

ATM Forward Agreements

During the year ended December 31, 2022, we entered into forward sale agreements to sell an aggregate of 3,721,000 shares of common stock under the 2021 ATM Program at an average gross offering price of $31.61 per share. No such shares were settled during the year ended December 31, 2022. During the year ended December 31, 2023, we settled all 3,721,000 shares and realized net proceeds of $114.1 million after deducting fees and expenses and making certain other adjustments as provided in the equity distribution agreement. As of December 31, 2023, no shares remain subject to forward sale agreements under the 2021 ATM Program.

During the year ended December 31, 2023, we entered into forward sale agreements to sell an aggregate of 1,049,050 shares of common stock at an average gross offering price of $30.67 per share under the ATM Program. No such shares were settled during the year ended December 31, 2023. We expect to settle the forward sale agreements in full within 12 months of the respective agreement dates via physical delivery of the outstanding shares of common stock in exchange for cash proceeds, although we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements, subject to certain conditions.

Dividends

For the year ended December 31, 2023, we paid regular quarterly dividends of $87.0 million, or $1.72 per share. For the year ended December 31, 2022, we paid regular quarterly dividends of $78.3 million, or $1.64 per share.

Dividend Reinvestment Plan

Our dividend reinvestment plan provides our common stockholders with a convenient and economical method of acquiring additional shares of common stock by reinvesting all or a portion of their dividend distributions. During the years ended December 31, 2023 and 2022, we issued 1,627 and 2,053 shares of common stock, respectively, under the dividend reinvestment plan and received proceeds of $53 thousand and $59 thousand, respectively.

Stock-Based Compensation

Compensation cost for our stock-based compensation plans using the fair value method was $5.6 million, $4.8 million, and $4.0 million for the years ended December 31, 2023, 2022, and 2021, respectively, and is included in general and administrative expense in our consolidated statements of operations.

NOTE 9. — EMPLOYEE BENEFIT PLANS

The Getty Realty Corp. 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") provided for the grant of restricted stock, restricted stock units ("RSUs"), performance awards, dividend equivalents, stock payments and stock awards to all employees and members of the Board of Directors. In April 2021, the Third Amended and Restated 2004 Omnibus Incentive Compensation Plan (the "Third Restated Plan") was approved at our annual meeting of stockholders, in order to, among other things: (i) increase grant awards to a total of 4,000,000 shares; (ii) remove the limit on the maximum number of shares that may be subject to awards made in a calendar year to all participants; (iii) include a minimum restriction period of one year for all awards (subject to certain exceptions); (iv) extend the term until February 22, 2031. RSUs awarded under the Incentive Compensation Plan vest on a cumulative basis ratably over a five-year period with the first 20% vesting occurring on the first anniversary of the date of the grant.

We awarded to employees and directors 253,075, 238,850 and 196,050 RSUs and dividend equivalents in 2023, 2022 and 2021, respectively. RSUs granted before 2009 provide for settlement upon termination of employment with us or termination of service from the Board of Directors. RSUs granted in 2009 and thereafter provide for settlement upon the earlier of 10 years after the grant date (or the tenth anniversary of the first vesting date for RSUs granted in 2016-2018) or termination of employment with us. On the settlement date each vested RSU will have a value equal to one share of common stock and may be settled, at the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The RSUs do not provide voting or other stockholder rights unless and until the RSU is settled for a share of common stock. The RSUs vest starting one year from the date of grant, on a cumulative basis at the annual rate of 20% of the total number of RSUs covered by the award. The dividend equivalents represent the value of the dividends paid per common share multiplied by the number of RSUs covered by the award. For the years ended December 31, 2023, 2022 and 2021, dividend equivalents aggregating approximately $2.2 million, $1.9 million and $1.5 million, respectively, were charged against retained earnings when common stock dividends were declared.

The following is a schedule of the activity relating to RSUs outstanding:

| | Number of RSUs Outstanding | Fair Value | | | |
		Amount (in thousands)		Average Per RSU	
RSUs outstanding as of December 31, 2020	837,475				
Granted	196,050	$	5,594	$	28.53
Settled	(112,125)		3,293		29.37
Cancelled	—		—		—
RSUs outstanding as of December 31, 2021	921,400				
Granted	238,850	$	6,540	$	27.38
Settled	(35,830)		997		27.81
Cancelled	(7,170)		203		28.27
RSUs outstanding as of December 31, 2022	1,117,250				
Granted	253,075	$	8,605	$	34.00
Settled	(100,000)		3,405		34.05
Cancelled	(1,600)		45		28.19
RSUs outstanding as of December 31, 2023	1,268,725				

The fair values of the RSUs were determined based on the closing market price of our stock on the date of grant. The fair value of the grants is recognized as compensation expense ratably over the five-year vesting period of the RSUs. Compensation expense related to RSUs for the years ended December 31, 2023, 2022 and 2021, was $5.6 million, $4.7 million and $4.0 million, respectively, and is included in general and administrative expense in our consolidated statements of operations. As of December 31, 2023, there was $14.6 million of unrecognized compensation cost related to RSUs granted under the 2004 Plan, which cost is expected to be recognized over a weighted average period of approximately three years. The aggregate intrinsic value of the 1,268,725 outstanding RSUs and the 794,674 vested RSUs as of December 31, 2023, was $37.1 million and $23.2 million, respectively.

The following is a schedule of the vesting activity relating to RSUs outstanding:

	Number of RSUs Vested	Fair Value (in thousands)	
RSUs vested as of December 31, 2020	420,635		
Vested	147,680	$	4,739
Settled	(112,125)		3,293
RSUs vested as of December 31, 2021	456,190		
Vested	134,196	$	4,543
Settled	(35,830)		997
RSUs vested as of December 31, 2022	554,556		
Vested	340,118	$	9,938
Settled	(100,000)		3,405
RSUs vested as of December 31, 2023	794,674		

We have a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Compensation Committee of the Board of Directors.

Also, under the Retirement Plan, employees may make voluntary contributions and we have elected to match an amount equal to fifty percent of such contributions but in no event more than three percent of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10 percent of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the retirement plans approximated $0.4 million for each of the years ended December 31, 2023, 2022 and 2021. These amounts are included in general and administrative expense in our consolidated statements of operations. For the year ended December 31, 2021 we distributed $0.1 million from the Supplemental Plan to former officers of the Company. There were no distributions from the Supplemental Plan for the year ended December 31, 2023 or 2022.

NOTE 10. — EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share gives effect, utilizing the two-class method, to the potential dilution from the issuance of shares of our common stock in settlement of RSUs which provide for non-forfeitable dividend equivalents equal to the dividends declared per common share. Basic and diluted earnings per common share is computed by dividing net earnings less dividend equivalents attributable to RSUs by the weighted average number of common shares outstanding during the year.

The following table is a reconciliation of the numerator and denominator used in the computation of basic and diluted earnings per common share using the two-class method (in thousands except per share data):

	Year ended December 31,		
	2023	2022	2021
Net earnings	$ 60,151	$ 90,043	$ 62,860
Less dividend equivalents attributable to RSUs outstanding	(2,208)	(2,103)	(1,437)
Net earnings attributable to common stockholders used in basic and diluted earnings per share calculation	$ 57,943	$ 87,940	$ 61,423
Weighted average common shares outstanding:			
Basic	50,020	46,730	44,782
Incremental shares from stock-based compensation	72	106	37
Incremental shares from ATM Program forward agreements	124	2	—
Diluted	50,216	46,838	44,819
Basic earnings per common share	$ 1.16	$ 1.88	$ 1.37
Diluted earnings per common share	1.15	1.88	1.37

NOTE 11. — FAIR VALUE MEASUREMENTS

Debt Instruments

As of December 31, 2023 and 2022, the carrying values of borrowings under the Revolving Credit Facility approximated fair value, and as of December 31, 2023, the carrying value of borrowings under the Term Loan approximated fair value. As of December 31, 2023 and 2022, the fair values of borrowings under our Senior Unsecured Notes were $590.9 million and $541.0 million, respectively. The fair values of borrowings outstanding as of December 31, 2023 and 2022, were determined using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, risk profile and borrowings outstanding, which are based on unobservable inputs within Level 3 of the Fair Value Hierarchy.

Derivative Instruments

We use interest rate swap agreements to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. As of December 31, 2023, we had assessed the overall valuation of our derivative positions and determined that derivative valuations in their entirety are classified in Level 2 of the Fair Value Hierarchy. The fair value of these instruments on our consolidated balance sheets as of December 31, 2023 was a credit balance of $4.0 million.

Supplemental Retirement Plan

We have mutual fund assets that are measured at fair value on a recurring basis using Level 1 inputs. We have a Supplemental Retirement Plan for executives. The amounts held in trust under the Supplemental Retirement Plan using Level 2 inputs may be used to satisfy claims of general creditors in the event of our or any of our subsidiaries' bankruptcy. We have liability to the executives participating in the Supplemental Retirement Plan for the participant account balances equal to the aggregate of the amount invested at the executives' direction and the income earned in such mutual funds.

The following summarizes as of December 31, 2023, our assets and liabilities measured at fair value on a recurring basis by level within the Fair Value Hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Mutual funds	$ 1,504	$ —	$ —	$ 1,504
Liabilities:				
Deferred compensation	$ —	$ 1,504	$ —	$ 1,504

The following summarizes as of December 31, 2022, our assets and liabilities measured at fair value on a recurring basis by level within the Fair Value Hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Mutual funds	$ 1,208	$ —	$ —	$ 1,208
Liabilities:				
Deferred compensation	$ —	$ 1,208	$ —	$ 1,208

Real Estate Assets

We have certain real estate assets that are measured at fair value on a non-recurring basis using Level 3 inputs as of December 31, 2023 and 2022, of $0.6 million and $1.8 million, respectively, where impairment charges have been recorded. Due to the subjectivity inherent in the internal valuation techniques used in estimating fair value, the amounts realized from the sale of such assets may vary significantly from these estimates. For information regarding the valuation techniques and unobservable inputs used when assessing impairments of real estate assets, see Note 1 - Summary of Significant Accounting Policies.

NOTE 12. —ASSETS HELD FOR SALE

We evaluate the held for sale classification of our real estate as of the end of each quarter. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell. As of December 31, 2023 and 2022, there were 14 and three properties, respectively, that met criteria to be classified as held for sale.

Real estate held for sale consisted of the following as of December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	2022
Land	$ 2,235	$ 2,707
Buildings and improvements	3,520	2,103
	5,755	4,810
Accumulated depreciation and amortization	(3,326)	(1,053)
Real estate held for sale, net	$ 2,429	$ 3,757

During the year ended December 31, 2023, we sold a total of nine properties in multiple transactions which resulted in an aggregate gain of $4.3 million included in gain on dispositions of real estate on our consolidated statements of operations. We also received funds from a property condemnation resulting in a gain of $10 thousand included in gain on dispositions of real estate on our consolidated statements of operations. In addition, during the year ended December 31, 2023, we realized a gain of $0.3 million related to the termination of one of our leases at a property where we were both the lessee and lessor. As such, we have derecognized the assets and liabilities associated with this lease. There were no payments received upon the termination of the lease.

During the year ended December 31, 2022, we sold a total of 24 properties in multiple transactions which resulted in an aggregate gain of $16.3 million included in gain on dispositions of real estate on our consolidated statements of operations. We also received funds from property condemnations resulting in a gain of $0.1 million included in gain on dispositions of real estate on our consolidated statements of operations.

NOTE 13. — PROPERTY ACQUISITIONS

2023

During the year ended December 31, 2023, we acquired fee simple interests in 54 properties with an aggregate purchase price of $248.1 million and allocated the purchase price as follows (in thousands):

				Purchase Price Allocation			
Asset Type	Properties	Purchase Price	Land	Buildings & Improve- ments	In-Place Leases	Intangible Market Lease Assets	Intangible Market Lease Liabilities
Express tunnel car washes	26	$ 137,827	$ 37,198	$ 87,113	$ 14,540	$ 637	$ (1,661)
Convenience stores (a)	12	74,244	25,283	42,437	6,524	—	—
Auto service centers	13	29,908	6,277	12,498	3,242	8,311	(420)
Drive-thru QSRs	3	6,093	2,625	2,737	582	149	—
	54	$ 248,072	$ 71,383	$ 144,785	$ 24,888	$ 9,097	$ (2,081)

(a) Purchase price and land allocation include $0.9 million related to the acquisition of a land parcel adjacent to an existing site which was subsequently combined with the existing site into a single property upon redevelopment of the existing site.

In addition, as part of larger sale-leaseback transactions that included certain of the express tunnel car washes referenced above, we acquired 15 express tunnel car washes that were under construction for $45.8 million and committed to provide additional funding to our tenant during the construction period to complete the development of these properties. These 15 properties did not meet the criteria for sale-leaseback accounting and are accounted for as finance receivables. Accordingly, this initial investment and all subsequent fundings made during the construction period are recorded within notes and mortgages receivable on our consolidated balance sheets, and rental payments resulting from these investments are recorded within interest on notes and mortgages receivable on our consolidated statements of operations. At the end of construction period, we will recognize the purchase of the assets, remove the finance receivables from our consolidated balance sheets, and began to record rental income from the operating lease.

During the year ended December 31, 2023, we advanced an additional $15.7 million and, in total, we funded $61.5 million related to these 15 properties. The construction at one property was completed during the year ended December 31, 2023, and at the end of the construction period, we recognized the purchase of the assets, removed the finance receivables of $3.8 million, recorded an acquisition, as reflected in table above, and begin to record rental income from the operating leases.

These transactions also include provisions that require us, upon the achievement by the tenant of certain financial performance targets within a defined period, to pay additional amounts to the tenant. Whether we will have to make any payments under these provisions is not probable or reasonably estimable at this time.

2022

During the year ended December 31, 2022, we acquired fee simple interests in 40 properties for an aggregate purchase price of $137.3 million and allocated the purchase price as follows (in thousands):

				Purchase Price Allocation			
Asset Type	Properties	Purchase Price	Land	Buildings & Improve- ments	In-Place Leases	Intangible Market Lease Assets	Intangible Market Lease Liabilities
Convenience stores	16	$ 67,528	$ 12,727	$ 49,871	$ 5,545	$ 403	$ (1,018)
Express tunnel car washes	9	43,874	20,573	18,888	4,413	—	—
Auto service centers	14	22,912	2,621	17,516	2,823	—	(48)
Drive-thru QSRs	1	2,961	702	2,182	77	—	—
	40	$ 137,275	$ 36,623	$ 88,457	$ 12,858	$ 403	$ (1,066)

NOTE 14. — ACQUIRED INTANGIBLE ASSETS

Intangible assets and liabilities consisted of the following as of the dates presented (in thousands):

| | December 31, 2023 | | | December 31, 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Lease intangible assets:						
In-place leases	$ 120,109	$ 34,125	$ 85,984	$ 95,219	$ 27,155	$ 68,064
Intangible market lease assets	22,236	7,905	14,331	13,139	7,189	5,950
Total lease intangible assets	$ 142,345	$ 42,030	$ 100,315	$ 108,358	$ 34,344	$ 74,014
Intangible market lease liabilities (a)	$ 46,330	$ 26,929	$ 19,401	$ 44,248	$ 25,156	$ 19,092

(a) Acquired intangible market lease liabilities (below-market leases) are included in accounts payable and accrued liabilities on our consolidated balance sheets.

Intangible market lease assets and liabilities (above-market and below-market leases) are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to revenues from rental properties over the remaining term of the associated lease in place at the time of purchase. Amortization of acquired leases resulted in a net increase to revenues from rental properties of $1.1 million, $1.2 million, and $1.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

In-place leases are amortized into depreciation and amortization expense over the remaining life of the lease. Depreciation and amortization expense included amortization from in-place leases of $7.0 million, $5.7 million, and $4.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The amortization of acquired intangible assets during the next five years and thereafter, assuming no early lease terminations, is as follows (in thousands):

As Lessor:	Above-Market Leases	Below-Market Leases	In-Place Leases
Year ending December 31,			
2024	$ 971	$ 1,605	$ 7,451
2025	911	1,581	7,399
2026	911	1,494	7,328
2027	911	1,413	7,222
2028	911	1,391	6,954
Thereafter	9,716	11,917	49,630
	$ 14,331	$ 19,401	$ 85,984

NOTE 15. — SUBSEQUENT EVENTS

In preparing our consolidated financial statements, we have evaluated events and transactions occurring after December 31, 2023, for recognition or disclosure purposes. Based on this evaluation, there were no significant subsequent events from December 31, 2023 through the date the financial statements were issued.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Getty Realty Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 8, and the financial statement schedules listed in the index appearing under Item 15(a)(2), of Getty Realty Corp. and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Purchase Price Allocation for Asset Acquisitions

As described in Notes 1 and 13 to the consolidated financial statements, during the year ended December 31, 2023, the Company acquired fee simple interests in 54 properties which were accounted for as asset acquisitions for an aggregate purchase price of $248,072,000. For acquired properties accounted for as asset acquisitions management estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, management allocates the estimated fair value to the applicable assets and liabilities. Fair value is determined based on an exit price approach, which contemplates the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation of the applicable assets and liabilities involves the use of significant estimates and assumptions related to capitalization rates, market rental rates, discount rates, and the EBITDA-to-rent coverage ratios.

The principal considerations for our determination that performing procedures relating to the purchase price allocation for asset acquisitions is a critical audit matter are (i) the significant judgment by management when developing the fair value measurements for purchase price allocations, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures related to these fair value measurements, (ii) significant auditor judgment was necessary to evaluate the audit evidence for the relevant significant assumptions relating to the tangible and intangible assets, such as the capitalization rates, market rental rates, discount rates, and EBITDA-to-rent coverage ratios, and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to purchase price accounting, including controls over the development of significant inputs and assumptions used in the estimated fair values of tangible and intangible assets. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing the process used by management to develop fair value estimates of acquired tangible and intangible assets, which involved evaluating the appropriateness of the valuation methods used and the reasonableness of the significant assumptions related to capitalization rates, market rental rates, discount rates, and EBITDA-to-rent coverage ratios. Evaluating the reasonableness of the significant assumptions included considering whether these assumptions were consistent with external market data, comparable transactions, and evidence obtained in other areas of the audit. Testing the process used by management involved testing the completeness and accuracy of data provided by management.

Environmental Remediation Obligations

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2023 management has accrued a total of $22,369,000 for their prospective environmental remediation obligations. Management records the fair value for an environmental remediation obligation as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. Environmental remediation obligations are estimated based on the level and impact of contaminations at each property. Management measures their environmental remediation liabilities at fair value based on expected future net cash flows, adjusted for inflation and discounted to present value.

The principal considerations for our determination that performing procedures relating to environmental remediation obligations is a critical audit matter are (i) the significant judgment by management when developing the fair value measurements for the environmental remediation obligations, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures related to these fair value measurements, (ii) significant auditor judgment was necessary to evaluate the significant assumption and audit evidence relating to the projections of future net cash flows and estimated remediation costs and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the environmental remediation obligation, including controls over the development of the significant inputs and assumptions related to estimated remediation costs. These procedures also included, among others, testing the process used by management to develop fair value estimates of environmental remediation obligations, which involved evaluating the appropriateness of the methods and testing the completeness and accuracy of the data provided by management. Evaluating the reasonableness of the estimated remediation costs assumption included considering whether the assumption was consistent with external market data and evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the significant assumptions related to estimated remediation costs.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 15, 2024

We have served as the Company's auditor since at least 1975. We have not been able to determine the specific year we began serving as auditor of the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or furnished pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2023, at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in "Item 8. Financial Statements and Supplementary Data".

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our executive officers is incorporated herein by reference to information under the heading "Executive Officers" in the Proxy Statement. Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information with respect to directors, the Audit Committee and the Audit Committee financial expert, and procedures by which stockholders may recommend nominees to the Board of Directors in response to this item is incorporated herein by reference to information under the headings "Election of Directors" and "Directors' Meetings, Committees and Executive Officers" in the Proxy Statement.

Item 11. Executive Compensation

Information in response to this item is incorporated herein by reference to information under the heading "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this item is incorporated herein by reference to information under the heading "Beneficial Ownership of Capital Stock" and "Executive Compensation – Compensation Discussion and Analysis – Equity Compensation – Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

There were no such relationships or transactions to report for the year ended December 31, 2023.

Information with respect to director independence is incorporated herein by reference to information under the heading "Directors' Meetings, Committees and Executive Officers – Independence of Directors" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated herein by reference to information under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements

Information in response to this Item is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(a) (2) Financial Statement Schedules

The following Financial Statement Schedules are included beginning on page 80 of this Annual Report on Form 10-K.

Schedule III — Real Estate and Accumulated Depreciation and Amortization as of December 31, 2023
Schedule IV — Mortgage Loans on Real Estate as of December 31, 2023

(a) (3) Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index on page 96 of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

GETTY REALTY CORP. and SUBSIDIARIES
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION AND AMORTIZATION
As of December 31, 2023
(in thousands)

The summarized changes in real estate assets and accumulated depreciation are as follows:

	2023	2022	2021
Investment in real estate:			
Balance at beginning of year	$ 1,514,750	$ 1,410,051	$ 1,246,588
Acquisitions and capital expenditures	221,737	128,349	182,110
Impairments	(5,328)	(3,852)	(5,409)
Sales and condemnations	(9,153)	(12,992)	(12,595)
Lease expirations/settlements	(602)	(6,806)	(643)
Balance at end of year	$ 1,721,404	$ 1,514,750	$ 1,410,051
Accumulated depreciation and amortization:			
Balance at beginning of year	$ 233,865	$ 210,615	$ 187,061
Depreciation and amortization	37,875	33,700	30,126
Impairments	(85)	(307)	(1,382)
Sales and condemnations	(2,260)	(4,161)	(4,256)
Lease expirations/settlements	(476)	(5,982)	(934)
Balance at end of year	$ 268,919	$ 233,865	$ 210,615

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Gunterville, AL	$ 1,621	$ 0	$ 597	$ 1,024	$ 1,621	$ 20	2023
Mobile, AL	4,226	-	1,996	2,230	4,226	38	2023
Phenix City, AL	1,670	-	942	728	1,670	198	2019
Troy, AL	2,595	-	677	1,918	2,595	225	2021
Fayetteville, AR	2,266	-	1,637	629	2,266	179	2018
Fayetteville, AR	2,867	-	1,971	896	2,867	254	2018
Hope, AR	1,472	-	999	473	1,472	135	2018
Jacksonville, AR	1,526	-	730	796	1,526	94	2021
Jonesboro, AR	2,985	-	330	2,655	2,985	1,805	2007
Lake Charles, AR	1,069	-	620	449	1,069	135	2018
Lake Charles, AR	1,468	-	1,002	466	1,468	132	2018
Little Rock, AR	978	-	535	443	978	143	2018
Little Rock, AR	2,763	-	497	2,266	2,763	535	2019
Marion, AR	1,990	-	1,406	584	1,990	73	2021
Pine Bluff, AR	2,985	-	2,166	819	2,985	227	2018
Rogers, AR	928	-	534	394	928	127	2018
Sulphur, AR	777	-	375	402	777	136	2018
Texarkana, AR	1,592	-	1,058	534	1,592	160	2018
Buckeye, AZ	3,928	-	2,334	1,594	3,928	550	2017
Buckeye, AZ	6,257	-	2,483	3,774	6,257	87	2023
Chandler, AZ	1,837	-	1,260	577	1,837	238	2017
Gilbert, AZ	1,448	-	983	465	1,448	188	2017
Gilbert, AZ	1,602	-	796	806	1,602	322	2017
Gilbert, AZ	3,112	-	1,593	1,519	3,112	562	2017
Gilbert, AZ	3,204	-	1,839	1,365	3,204	505	2017
Glendale, AZ	1,722	-	1,178	544	1,722	213	2017
Goodyear, AZ	6,930	-	1,296	5,634	6,930	117	2023
Maricopa, AZ	5,506	-	1,290	4,216	5,506	89	2023
Mesa, AZ	1,503	-	839	664	1,503	259	2017
Mesa, AZ	2,185	-	1,612	573	2,185	226	2017
Mesa, AZ	3,169	-	2,005	1,164	3,169	415	2017
Peoria, AZ	1,331	-	992	339	1,331	144	2017
Phoenix, AZ	1,943	-	1,311	632	1,943	193	2018
Phoenix, AZ	2,177	-	1,532	645	2,177	252	2017
Phoenix, AZ	2,415	-	433	1,982	2,415	583	2017
Queen Creek, AZ	2,868	-	1,255	1,613	2,868	609	2017
San Tan Valley, AZ	4,022	-	2,549	1,473	4,022	564	2017
Sierra Vista, AZ	1,765	-	269	1,496	1,765	479	2017
Sierra Vista, AZ	4,440	-	1,849	2,591	4,440	862	2017
Surprise, AZ	5,112	-	1,241	3,871	5,112	89	2023
Tucson, AZ	1,261	-	664	597	1,261	231	2017
Tucson, AZ	1,301	-	557	744	1,301	285	2017
Tucson, AZ	1,303	-	590	713	1,303	278	2017
Tucson, AZ	2,085	-	1,487	598	2,085	248	2017
Tucson, AZ	3,652	-	2,924	728	3,652	282	2017
Alhambra, CA	6,590	-	6,077	513	6,590	142	2019
Bellflower, CA	1,370	-	911	459	1,370	343	2007
Benicia, CA	2,223	-	1,057	1,166	2,223	885	2007

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Cotati, CA	$ 6,071	$ 0	$ 4,007	$ 2,064	$ 6,071	$ 975	2015
Elsinore, CA	2,541	-	2,541	-	2,541	-	2023
Fillmore, CA	1,354	-	950	404	1,354	301	2007
Grass Valley, CA	1,485	-	853	632	1,485	307	2015
Harbor City, CA	4,442	-	3,597	845	4,442	261	2019
Hemet, CA	1,940	-	1,940	-	1,940	-	2023
Hemet, CA	1,942	-	1,942	-	1,942	-	2023
Hercules, CA	6,900	-	6,018	882	6,900	117	2021
Hesperia, CA	1,643	-	849	794	1,643	574	2007
Hesperia, CA	2,055	-	492	1,563	2,055	897	2015
Indio, CA	1,250	-	302	948	1,250	481	2015
Indio, CA	2,727	-	1,486	1,241	2,727	661	2015
La Puente, CA	7,615	-	6,405	1,210	7,615	676	2015
Lakeside, CA	3,716	-	2,696	1,020	3,716	541	2015
Lakewood, CA	2,613	-	1,805	808	2,613	218	2019
Los Angeles, CA	6,613	-	5,007	1,606	6,613	889	2015
Oakland, CA	5,434	-	4,123	1,311	5,434	715	2015
Ontario, CA	6,614	-	4,524	2,090	6,614	1,156	2015
Phelan, CA	4,611	-	3,276	1,335	4,611	755	2015
Pomona, CA	2,347	(1,759)	505	83	588	7	2019
Pomona, CA	1,497	-	674	823	1,497	217	2019
Riverside, CA	2,130	-	1,619	511	2,130	336	2015
Sacramento, CA	3,194	-	2,208	986	3,194	556	2015
Sacramento, CA	4,247	-	2,604	1,643	4,247	821	2015
Sacramento, CA	5,942	-	4,233	1,709	5,942	912	2015
San Dimas, CA	1,941	-	749	1,192	1,941	835	2007
San Jose, CA	5,412	-	4,219	1,193	5,412	711	2015
San Leandro, CA	5,978	-	5,078	900	5,978	527	2015
Shingle Springs, CA	4,751	-	3,489	1,262	4,751	695	2015
Stockton, CA	1,188	-	628	560	1,188	316	2015
Stockton, CA	3,001	-	1,460	1,541	3,001	784	2015
Torrance, CA	5,386	-	4,017	1,369	5,386	328	2019
Aurora, CO	2,874	-	2,284	590	2,874	233	2017
Boulder, CO	3,900	-	2,875	1,025	3,900	513	2015
Broomfield, CO	1,785	-	1,388	397	1,785	173	2017
Broomfield, CO	2,379	-	1,495	884	2,379	316	2017
Castle Rock, CO	5,269	(130)	3,139	2,000	5,139	1,068	2015
Colorado Springs, CO	1,382	-	756	626	1,382	235	2017
Colorado Springs, CO	3,274	-	2,865	409	3,274	172	2017
Denver, CO	2,157	-	1,579	578	2,157	239	2017
Englewood, CO	2,495	-	2,207	288	2,495	138	2017
Golden, CO	4,641	-	3,247	1,394	4,641	724	2015
Golden, CO	6,151	-	4,201	1,950	6,151	1,065	2015
Greenwood Village, CO	4,076	-	2,888	1,188	4,076	590	2015
Highlands Ranch, CO	4,357	-	2,921	1,436	4,357	761	2015
Lakewood, CO	2,350	-	1,541	809	2,350	407	2015
Littleton, CO	4,139	-	2,272	1,867	4,139	988	2015
Lone Tree, CO	6,613	-	5,125	1,488	6,613	823	2015
Longmont, CO	3,620	-	2,315	1,305	3,620	723	2015

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period				Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost	Accumulated Depreciation	
Louisville, CO	$ 6,605	$ 0	$ 5,228	$ 1,377	$ 6,605	$ 749	2015
Monument, CO	3,828	(14)	2,784	1,030	3,814	445	2017
Morrison, CO	5,081	-	3,018	2,063	5,081	1,131	2015
Superior, CO	3,748	-	2,477	1,271	3,748	673	2015
Thornton, CO	5,003	-	2,722	2,281	5,003	1,210	2015
Westminster, CO	1,457	-	752	705	1,457	364	2015
Avon, CT	731	50	403	378	781	341	2002
Bridgeport, CT	313	298	204	407	611	380	1985
Bridgeport, CT	350	330	228	452	680	424	1985
Bridgeport, CT	377	391	246	522	768	495	1985
Bristol, CT	1,594	-	1,036	558	1,594	428	2004
Brookfield, CT	57	482	20	519	539	519	1985
Darien, CT	667	277	434	510	944	510	1985
Durham, CT	994	-	-	994	994	994	2004
East Haven, CT	4,411	-	1,315	3,096	4,411	144	2023
Ellington, CT	1,295	-	842	453	1,295	347	2004
Hamden, CT	645	-	527	118	645	28	2018
Hartford, CT	665	-	432	233	665	178	2004
Meriden, CT	1,532	-	989	543	1,532	418	2004
Middletown, CT	133	418	131	420	551	408	1987
Milford, CT	3,387	-	2,217	1,170	3,387	106	2022
Milford, CT	5,301	-	2,192	3,109	5,301	44	2023
New Haven, CT	538	210	351	397	748	382	1985
New Haven, CT	1,413	(160)	568	685	1,253	498	1985
Newington, CT	954	-	620	334	954	256	2004
North Haven, CT	90	617	365	342	707	235	1982
Norwalk, CT	511	39	332	218	550	218	1985
Norwalk, CT	-	693	402	291	693	216	1988
Old Greenwich, CT	-	1,219	620	599	1,219	482	1969
Plymouth, CT	931	-	605	326	931	250	2004
Shelton, CT	3,679	-	1,645	2,034	3,679	213	2021
South Windham, CT	644	1,398	598	1,444	2,042	953	2004
South Windor, CT	545	-	337	208	545	166	2004
Stamford, CT	603	103	393	313	706	298	1985
Stamford, CT	507	472	330	649	979	597	1985
Suffield, CT	237	603	201	639	840	565	2004
Wallingford, CT	551	-	335	216	551	174	2004
Waterbury, CT	804	-	516	288	804	223	2004
Watertown, CT	925	-	567	358	925	286	2004
West Haven, CT	1,215	-	790	425	1,215	326	2004
West Haven, CT	3,099	-	2,246	853	3,099	79	2022
Westport, CT	603	12	393	222	615	223	1985
Willimantic, CT	717	-	466	251	717	192	2004
Wilton, CT	519	203	338	384	722	378	1985
Windsor Locks, CT	1,030	-	670	360	1,030	277	2004
Windsor Locks, CT	1,433	1,400	1,055	1,778	2,833	1,559	2004
Washington, DC	848	-	418	430	848	224	2013
Washington, DC	940	-	664	276	940	165	2013

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Atlantic Beach, FL	$ 4,856	$ 0	$ 1,302	$ 3,554	$ 4,856	$ 41	2023
Callahan, FL	2,894	-	2,056	838	2,894	336	2017
Defuniak Springs, FL	6,522	-	2,846	3,676	6,522	71	2023
Jacksonville, FL	4,623	-	1,438	3,185	4,623	58	2023
Largo, FL	2,064	-	1,143	921	2,064	221	2019
Orlando, FL	867	34	401	500	901	489	2000
Pensacola, FL	5,777	-	1,375	4,402	5,777	89	2023
S Navarre, FL	6,168	-	1,649	4,519	6,168	91	2023
W. Bradenton, FL	1,546	-	381	1,165	1,546	4	2023
Yulee, FL	1,962	-	569	1,393	1,962	486	2017
Augusta, GA	1,843	-	1,077	766	1,843	202	2019
Augusta, GA	3,150	-	286	2,864	3,150	911	2017
Bainbridge, GA	3,751	-	699	3,052	3,751	148	2023
Buford, GA	1,354	-	1,354	-	1,354	-	2023
Columbus, GA	1,617	-	984	633	1,617	177	2019
Conyers, GA	4,733	-	741	3,992	4,733	112	2023
Dalton, GA	1,307	-	510	797	1,307	3	2023
Hinesville, GA	995	-	245	750	995	137	2019
Leesburg, GA	3,966	-	914	3,052	3,966	128	2023
Perry, GA	1,724	-	1,312	412	1,724	174	2017
Tallapossa, GA	905	-	309	596	905	2	2023
Haleiwa, HI	1,522	-	1,058	464	1,522	378	2007
Honolulu, HI	1,070	30	980	120	1,100	103	2007
Honolulu, HI	1,539	-	1,219	320	1,539	235	2007
Honolulu, HI	1,769	-	1,192	577	1,769	411	2007
Honolulu, HI	9,211	-	8,194	1,017	9,211	735	2007
Kaneohe, HI	1,364	-	822	542	1,364	410	2007
Kaneohe, HI	1,978	235	1,473	740	2,213	539	2007
Waianae, HI	1,520	-	648	872	1,520	622	2007
Waianae, HI	1,997	-	871	1,126	1,997	805	2007
Waipahu, HI	2,458	-	945	1,513	2,458	1,064	2007
Bolingbrook, IL	3,814	-	955	2,859	3,814	322	2021
Peoria, IL	1,635	-	724	911	1,635	58	2022
Roselle, IL	2,851	-	1,741	1,110	2,851	296	2019
Merrillville, IN	1,911	-	218	1,693	1,911	150	2021
Schererville, IN	1,519	-	269	1,250	1,519	117	2021
Kansas City, KS	4,666	-	331	4,335	4,666	728	2020
Leavenworth, KS	1,110	-	206	904	1,110	94	2021
Lenexa, KS	1,144	-	470	674	1,144	74	2021
Merriam, KS	4,659	-	743	3,916	4,659	638	2020
Olathe, KS	4,658	-	498	4,160	4,658	687	2020
Overland Park, KS	945	-	353	592	945	62	2021
Overland Park, KS	4,620	-	1,511	3,109	4,620	481	2020
Prairie Village, KS	5,947	-	2,533	3,414	5,947	135	2023
Topeka, KS	1,200	-	195	1,005	1,200	100	2021
Bowling Green, KY	3,153	-	499	2,654	3,153	664	2020
Hopkinsville, KY	5,365	-	1,424	3,941	5,365	140	2023
Lexington, KY	3,195	-	676	2,519	3,195	303	2021
Lexington, KY	3,195	-	803	2,392	3,195	288	2021

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period		Total Cost	Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements			
Louisville, KY	$ 1,488	$ 0	$ 513	$ 975	$ 1,488	$ 11	2023
Louisville, KY	3,356	-	818	2,538	3,356	611	2019
Louisville, KY	4,450	-	1,354	3,096	4,450	575	2021
Owensboro, KY	3,811	-	1,012	2,799	3,811	944	2019
Bossier City, LA	2,182	-	1,334	848	2,182	337	2017
W. Monroe, LA	2,387	-	674	1,713	2,387	47	2023
Arlington, MA	518	27	337	208	545	208	1985
Auburn, MA	369	160	240	289	529	267	1991
Auburn, MA	600	-	600	-	600	-	2011
Auburn, MA	625	-	625	-	625	-	2011
Auburn, MA	725	-	725	-	725	-	2011
Barre, MA	536	12	348	200	548	167	1991
Bedford, MA	1,350	-	1,350	-	1,350	-	2011
Bellingham, MA	734	73	476	331	807	331	1985
Bradford, MA	650	-	650	-	650	-	2011
Burlington, MA	600	-	600	-	600	-	2011
Burlington, MA	1,250	-	1,250	-	1,250	-	2011
Falmouth, MA	415	2,389	458	2,346	2,804	753	1988
Foxborough, MA	427	98	325	200	525	192	1990
Gardner, MA	550	-	550	-	550	-	2011
Gardner, MA	787	-	638	149	787	89	2014
Gardner, MA	1,008	426	657	777	1,434	655	1985
Hyde Park, MA	499	220	322	397	719	345	1985
Leominster, MA	571	-	199	372	571	223	2012
Littleton, MA	1,357	-	759	598	1,357	213	2017
Lowell, MA	-	636	429	207	636	153	1996
Lowell, MA	3,961	-	2,042	1,919	3,961	428	2019
Lynn, MA	850	-	850	-	850	-	2011
Marlborough, MA	550	-	550	-	550	-	2011
Maynard, MA	735	98	478	355	833	346	1985
Melrose, MA	600	-	600	-	600	-	2011
Methuen, MA	650	-	650	-	650	-	2011
Newton, MA	691	90	450	331	781	331	1985
Peabody, MA	550	-	550	-	550	-	2011
Peabody, MA	650	-	650	-	650	-	2011
Randolph, MA	574	245	430	389	819	380	1985
Revere, MA	1,300	-	1,300	-	1,300	-	2011
Rockland, MA	579	45	377	247	624	247	1985
Salem, MA	600	-	600	-	600	-	2011
Seekonk, MA	1,073	(373)	576	124	700	119	1985
Sutton, MA	714	57	464	307	771	264	1993
Tewksbury, MA	125	596	75	646	721	545	1986
Tewksbury, MA	1,200	-	1,200	-	1,200	-	2011
Wakefield, MA	900	-	900	-	900	-	2011
Webster, MA	1,012	1,157	659	1,510	2,169	1,203	1985
West Roxbury, MA	490	226	319	397	716	145	1985
Wilmington, MA	600	-	600	-	600	-	2011
Wilmington, MA	1,300	-	1,300	-	1,300	-	2011
Woburn, MA	508	314	508	314	822	314	1985

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Worcester, MA	$ 550	$ 0	$ 550	$ 0	$ 550	$ 0	2011
Worcester, MA	547	10	355	202	557	168	1991
Worcester, MA	196	790	-	986	986	324	2017
Worcester, MA	979	8	637	350	987	291	1991
Worcester, MA	498	539	322	715	1,037	530	1985
Accokeek, MD	692	-	692	-	692	-	2010
Baltimore, MD	802	-	-	802	802	674	2007
Baltimore, MD	2,259	-	722	1,537	2,259	1,089	2007
Beltsville, MD	525	-	525	-	525	-	2009
Beltsville, MD	731	-	731	-	731	-	2009
Beltsville, MD	1,050	-	1,050	-	1,050	-	2009
Beltsville, MD	1,130	-	1,130	-	1,130	-	2009
Bladensburg, MD	571	-	571	-	571	-	2009
Bowie, MD	1,084	-	1,084	-	1,084	-	2009
Capitol Heights, MD	628	-	628	-	628	-	2009
Clinton, MD	651	-	651	-	651	-	2009
College Park, MD	536	-	536	-	536	-	2009
District Heights, MD	1,039	-	1,039	-	1,039	-	2009
Ellicott City, MD	895	-	-	895	895	792	2007
Greater Landover, MD	753	-	753	-	753	-	2009
Greenbelt, MD	1,153	-	1,153	-	1,153	-	2009
Hyattsville, MD	594	-	594	-	594	-	2009
Landover, MD	662	-	662	-	662	-	2009
Landover Hills, MD	1,358	-	1,358	-	1,358	-	2009
Lanham, MD	822	-	822	-	822	-	2009
Laurel, MD	696	-	696	-	696	-	2009
Laurel, MD	1,210	-	1,210	-	1,210	-	2009
Laurel, MD	1,267	-	1,267	-	1,267	-	2009
Laurel, MD	1,415	-	1,415	-	1,415	-	2009
Laurel, MD	1,530	-	1,530	-	1,530	-	2009
Laurel, MD	2,523	-	2,523	-	2,523	-	2009
Oxon Hill, MD	1,256	-	1,256	-	1,256	-	2009
Riverdale, MD	582	-	582	-	582	-	2009
Suitland, MD	673	-	673	-	673	-	2009
Upper Marlboro, MD	845	-	845	-	845	-	2009
Biddeford, ME	618	8	235	391	626	391	1985
Lewiston, ME	342	188	222	308	530	298	1985
Battle Creek, MI	3,225	-	771	2,454	3,225	293	2021
Battle Creek, MI	3,273	-	562	2,711	3,273	287	2021
Beverly Hills, MI	558	-	133	425	558	48	2021
Cutlerville, MI	558	-	281	277	558	43	2021
Dearborn, MI	551	-	74	477	551	56	2021
Detroit, MI	563	-	16	547	563	61	2021
East Lansing, MI	554	-	68	486	554	55	2021
Farmington, MI	556	-	203	353	556	50	2021
Grand Blanc, MI	562	-	46	516	562	59	2021
Grand Blanc, MI	562	-	48	514	562	57	2021
Grand Ledge, MI	1,174	-	100	1,074	1,174	123	2021

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Grand Rapids, MI	$ 562	$ 0	$ 32	$ 530	$ 562	$ 59	2021
Grand Rapids, MI	818	-	201	617	818	71	2021
Grandville, MI	1,044	-	193	851	1,044	101	2021
Holland, MI	559	-	27	532	559	59	2021
Jackson, MI	559	-	183	376	559	44	2021
Jenison, MI	616	-	37	579	616	66	2021
Lambertville, MI	617	-	345	272	617	40	2021
Lansing, MI	916	-	190	726	916	90	2021
Lansing, MI	3,230	-	852	2,378	3,230	245	2021
Livonia, MI	526	-	122	404	526	51	2021
Madison Heights, MI	563	-	38	525	563	58	2021
Madison Heights, MI	1,759	-	192	1,567	1,759	139	2021
Midland, MI	631	-	10	621	631	71	2021
Oak, MI	562	-	107	455	562	52	2021
Redford Township, MI	561	-	45	516	561	57	2021
Sterling Heights, MI	555	-	170	385	555	47	2021
Trenton, MI	561	-	48	513	561	58	2021
Zeeland, MI	715	-	92	623	715	76	2021
Maple Grove, MN	4,233	-	955	3,278	4,233	653	2019
Winona, MN	5,574	-	405	5,169	5,574	191	2023
Blue Springs, MO	4,646	-	386	4,260	4,646	745	2020
Blue Springs, MO	5,065	-	354	4,711	5,065	795	2020
Independence, MO	5,109	-	600	4,509	5,109	775	2020
Kansas City, MO	3,863	-	366	3,497	3,863	599	2020
Kansas City, MO	4,982	-	609	4,373	4,982	713	2020
Parkville, MO	4,636	-	317	4,319	4,636	700	2020
Raymore, MO	3,582	-	570	3,012	3,582	534	2020
Summit, MO	1,503	-	351	1,152	1,503	110	2021
Hattiesburg, MS	1,759	-	850	909	1,759	124	2021
Hattiesburg, MS	2,143	-	1,258	885	2,143	110	2021
Meridan, MS	3,050	-	2,385	665	3,050	13	2023
Indian Trail, NC	4,582	-	3,069	1,513	4,582	164	2021
Angier, NC	1,390	-	93	1,297	1,390	63	2022
Candler, NC	1,290	-	82	1,208	1,290	54	2022
Cary, NC	1,939	-	1,292	647	1,939	80	2021
Charlotte, NC	1,967	-	1,457	510	1,967	58	2021
Charlotte, NC	5,194	-	3,670	1,524	5,194	166	2021
Fayetteville, NC	980	-	460	520	980	2	2023
Fayetteville, NC	986	-	509	477	986	144	2018
Fayetteville, NC	1,180	-	400	780	1,180	3	2023
Fayetteville, NC	1,795	-	374	1,421	1,795	5	2023
Franklin, NC	1,275	-	62	1,213	1,275	56	2022
Greensboro, NC	1,513	-	305	1,208	1,513	4	2023
Greensboro, NC	3,857	-	969	2,888	3,857	654	2020
Henderson, NC	1,356	-	774	582	1,356	77	2021
Henderson, NC	2,680	-	1,918	762	2,680	83	2021
Hickory, NC	2,884	-	702	2,182	2,884	108	2022
High Point, NC	1,155	-	368	787	1,155	162	2020

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period		Total Cost	Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements			
Hildebran, NC	$ 1,820	$ 0	$ 900	$ 920	$ 1,820	$ 4	2023
Indian Trail, NC	5,895	-	4,807	1,088	5,895	116	2021
Jacksonville, NC	1,273	-	268	1,005	1,273	48	2022
Kannapolis, NC	3,790	-	616	3,174	3,790	806	2019
Lexington, NC	1,316	-	154	1,162	1,316	53	2022
Lexington, NC	1,317	-	144	1,173	1,317	54	2022
Lexington, NC	1,776	-	301	1,475	1,776	393	2017
Lincolnton, NC	1,392	-	206	1,186	1,392	55	2022
Mebane, NC	1,721	-	583	1,138	1,721	15	2023
Monroe, NC	1,886	-	1,232	654	1,886	73	2021
Morganton, NC	1,391	-	155	1,236	1,391	56	2022
Nashville, NC	4,024	-	2,378	1,646	4,024	180	2021
Oxford, NC	1,528	-	309	1,219	1,528	128	2021
Raleigh, NC	1,601	-	1,149	452	1,601	123	2019
Raleigh, NC	2,930	-	2,457	473	2,930	54	2021
Rockingham, NC	3,036	-	233	2,803	3,036	667	2019
Rolesville, NC	1,328	-	700	628	1,328	78	2021
Sylva, NC	2,170	-	62	2,108	2,170	93	2022
Taylorsville, NC	1,082	-	103	979	1,082	44	2022
Wake Forest, NC	1,114	-	411	703	1,114	85	2021
Waynesville, NC	2,323	-	82	2,241	2,323	99	2022
Wesley Chapel, NC	7,158	-	5,654	1,504	7,158	157	2021
Wilson, NC	1,076	-	276	800	1,076	39	2022
Winston-Salem, NC	1,210	-	211	999	1,210	46	2022
Youngsville, NC	4,702	-	4,027	675	4,702	86	2021
Belfield, ND	1,232	-	382	850	1,232	790	2007
Minot, ND	4,759	-	610	4,149	4,759	158	2023
Allenstown, NH	1,787	-	467	1,320	1,787	972	2007
Concord, NH	675	-	675	-	675	-	2011
Concord, NH	900	-	900	-	900	-	2011
Derry, NH	950	-	950	-	950	-	2011
Dover, NH	650	-	650	-	650	-	2011
Dover, NH	1,200	-	1,200	-	1,200	-	2011
Goffstown, NH	1,737	-	697	1,040	1,737	705	2012
Hooksett, NH	1,562	-	824	738	1,562	696	2007
Kingston, NH	1,500	-	1,500	-	1,500	-	2011
Londonderry, NH	703	30	458	275	733	275	1985
Londonderry, NH	1,100	-	1,100	-	1,100	-	2011
Manchester, NH	550	-	550	-	550	-	2011
Nashua, NH	550	-	550	-	550	-	2011
Nashua, NH	750	-	750	-	750	-	2011
Nashua, NH	825	-	825	-	825	-	2011
Nashua, NH	1,132	-	780	352	1,132	150	2017
Nashua, NH	1,750	-	1,750	-	1,750	-	2011
Pelham, NH	-	731	317	414	731	249	1996
Portsmouth, NH	525	-	525	-	525	-	2011
Raymond, NH	550	-	550	-	550	-	2011
Rochester, NH	700	-	700	-	700	-	2011
Rochester, NH	939	12	600	351	951	351	1985

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Rochester, NH	$ 1,400	$ 0	$ 1,400	$ 0	$ 1,400	$ 0	2011
Rochester, NH	1,600	-	1,600	-	1,600	-	2011
Salem, NH	743	20	484	279	763	279	1985
Basking Ridge, NJ	362	284	200	446	646	419	1986
Brick, NJ	1,508	172	1,000	680	1,680	558	2000
Flemington, NJ	547	17	346	218	564	218	1985
Fort Lee, NJ	1,246	495	811	930	1,741	803	1985
Freehold, NJ	494	1,084	95	1,483	1,578	787	1978
Hasbrouck Heights, NJ	640	716	416	940	1,356	807	1985
Lake Hopatcong, NJ	1,305	-	800	505	1,305	497	2000
Livingston, NJ	872	65	568	369	937	357	1985
Long Branch, NJ	514	586	335	765	1,100	598	1985
Midland Park, NJ	201	337	150	388	538	356	1989
North Bergen, NJ	630	147	410	367	777	366	1985
North Plainfield, NJ	227	542	175	594	769	594	1978
Paramus, NJ	382	762	249	895	1,144	425	1985
Parlin, NJ	418	246	203	461	664	366	1985
Paterson, NJ	620	17	403	234	637	233	1985
Ridgewood, NJ	703	466	458	711	1,169	642	1985
Somerset, NJ	683	201	445	439	884	439	1985
Vernon, NJ	671	503	437	737	1,174	611	1985
Washington Township, NJ	912	454	594	772	1,366	629	1985
Watchung, NJ	450	261	226	485	711	350	1985
West Orange, NJ	800	514	521	793	1,314	720	1985
Albuquerque, NM	1,829	-	1,382	447	1,829	176	2017
Albuquerque, NM	2,308	-	1,830	478	2,308	202	2017
Albuquerque, NM	2,321	-	1,796	525	2,321	216	2017
Albuquerque, NM	3,682	-	3,141	541	3,682	228	2017
Las Cruces, NM	1,843	-	1,374	469	1,843	188	2017
Fernley, NV	1,666	-	221	1,445	1,666	876	2015
Henderson, NV	4,697	-	3,258	1,439	4,697	102	2022
Henderson, NV	5,411	-	2,358	3,053	5,411	212	2022
Las Vegas, NV	2,814	-	563	2,251	2,814	403	2019
Las Vegas, NV	3,094	-	830	2,264	3,094	435	2019
Las Vegas, NV	3,472	-	655	2,817	3,472	494	2019
Las Vegas, NV	3,722	-	631	3,091	3,722	333	2021
Las Vegas, NV	3,752	-	615	3,137	3,752	564	2019
Las Vegas, NV	4,181	-	1,075	3,106	4,181	163	2022
Las Vegas, NV	4,811	-	1,492	3,319	4,811	148	2023
Las Vegas, NV	5,001	-	2,256	2,745	5,001	72	2023
Las Vegas, NV	5,054	-	1,032	4,022	5,054	249	2022
Las Vegas, NV	5,402	-	2,269	3,133	5,402	205	2022
Las Vegas, NV	5,641	-	3,751	1,890	5,641	117	2022
Las Vegas, NV	5,757	-	2,768	2,989	5,757	175	2022
Las Vegas, NV	6,261	-	1,997	4,264	6,261	99	2023
Las Vegas, NV	6,760	-	1,971	4,789	6,760	112	2023
Plattsburgh, NY	4,149	-	1,127	3,022	4,149	286	2021
Astoria, NY	1,684	-	1,105	579	1,684	343	2013
Bayside, NY	470	254	306	418	724	360	1985

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Brewster, NY	$ 789	$ 0	$ 789	$ 0	$ 789	$ 0	2011
Briarcliff Manor, NY	652	552	502	702	1,204	702	1976
Bronx, NY	877	-	877	-	877	-	2013
Bronx, NY	884	-	884	-	884	-	2013
Bronx, NY	953	-	953	-	953	-	2013
Bronx, NY	1,049	-	485	564	1,049	336	2013
Bronx, NY	46	1,318	84	1,280	1,364	506	1972
Bronx, NY	1,910	-	1,349	561	1,910	348	2013
Bronx, NY	2,407	-	1,712	695	2,407	392	2013
Bronxville, NY	1,232	-	1,232	-	1,232	-	2011
Brooklyn, NY	62	503	37	528	565	44	1978
Brooklyn, NY	237	441	154	524	678	433	1985
Brooklyn, NY	477	320	306	491	797	466	1985
Brooklyn, NY	627	313	408	532	940	506	1985
Chester, NY	1,158	-	1,158	-	1,158	-	2011
Corona, NY	2,543	-	1,903	640	2,543	366	2013
Cortlandt, NY	1,872	-	1,872	-	1,872	-	2011
Dobbs Ferry, NY	671	34	434	271	705	270	1985
Dobbs Ferry, NY	1,345	-	1,345	-	1,345	-	2011
East, NY	-	1,903	1,670	233	1,903	88	1988
East Hampton, NY	659	39	428	270	698	271	1985
Eastchester, NY	1,724	993	2,302	415	2,717	159	2011
Elmsford, NY	-	948	581	367	948	313	1971
Elmsford, NY	1,453	-	1,453	-	1,453	-	2011
Fishkill, NY	1,793	-	1,793	-	1,793	-	2011
Floral Park, NY	617	170	356	431	787	405	1998
Flushing, NY	1,936	-	1,413	523	1,936	311	2013
Flushing, NY	1,947	-	1,405	542	1,947	298	2013
Flushing, NY	2,479	-	1,801	678	2,479	372	2013
Forest Hills, NY	1,273	-	1,273	-	1,273	-	2013
Garnerville, NY	1,508	-	1,508	-	1,508	-	2011
Great Neck, NY	500	24	450	74	524	74	1985
Hartsdale, NY	1,626	-	1,626	-	1,626	-	2011
Hawthorne, NY	2,084	-	2,084	-	2,084	-	2011
Hopewell Junction, NY	1,163	-	1,163	-	1,163	-	2011
Hyde Park, NY	990	-	990	-	990	-	2011
Katonah, NY	1,084	-	1,084	-	1,084	-	2011
Lakeville, NY	1,028	-	203	825	1,028	639	2008
Latham, NY	2,498	-	1,813	685	2,498	114	2020
Levittown, NY	503	42	327	218	545	218	1985
Levittown, NY	546	86	356	276	632	273	1985
Long Island City, NY	2,717	-	1,183	1,534	2,717	770	2013
Mamaroneck, NY	1,429	-	1,429	-	1,429	-	2011
Middletown, NY	719	-	719	-	719	-	2011
Middletown, NY	751	274	489	536	1,025	512	1985
Middletown, NY	1,281	-	1,281	-	1,281	-	2011
Millwood, NY	1,448	-	1,448	-	1,448	-	2011
Mount Kisco, NY	1,907	-	1,907	-	1,907	-	2011

| | Initial Cost of Leasehold or Acquisition Investment to Company (1) | Cost Capitalized Subsequent to Initial Investment | Gross Amount at Which Carried at Close of Period | | | Accumulated Depreciation | Date of Initial Leasehold or Acquisition Investment (1) |
			Land	Building and Improvements	Total Cost		
Mount Vernon, NY	$ 985	$ 0	$ 985	$ 0	$ 985	$ 0	2011
Nanuet, NY	2,316	-	2,316	-	2,316	-	2011
New Rochelle, NY	1,887	-	1,887	-	1,887	-	2011
New Paltz, NY	971	-	971	-	971	-	2011
New Windsor, NY	1,084	-	1,084	-	1,084	-	2011
New York, NY	126	399	78	447	525	425	1972
New York, NY	282	464	-	746	746	256	2020
Newburgh, NY	527	-	527	-	527	-	2011
Newburgh, NY	1,192	-	1,192	-	1,192	-	2011
Ossining, NY	231	321	117	435	552	347	1985
Peekskill, NY	2,207	-	2,207	-	2,207	-	2011
Pelham, NY	1,035	-	1,035	-	1,035	-	2011
Pleasant Valley, NY	398	168	240	326	566	272	1986
Port Chester, NY	1,015	-	1,015	-	1,015	-	2011
Port Jefferson, NY	185	3,084	246	3,023	3,269	889	1985
Poughkeepsie, NY	591	-	591	-	591	-	2011
Poughkeepsie, NY	1,020	-	1,020	-	1,020	-	2011
Poughkeepsie, NY	1,232	(32)	1,200	-	1,200	-	2011
Poughkeepsie, NY	1,340	(60)	1,280	-	1,280	-	2011
Poughkeepsie, NY	1,306	-	1,306	-	1,306	-	2011
Poughkeepsie, NY	1,355	-	1,355	-	1,355	-	2011
Rego Park, NY	2,784	-	2,104	680	2,784	389	2013
Riverhead, NY	723	-	432	291	723	292	1998
Rockaway Park, NY	1,605	-	1,605	-	1,605	-	2013
Rye, NY	872	-	872	-	872	-	2011
S Glen Falls, NY	5,044	-	517	4,527	5,044	165	2023
Sag Harbor, NY	704	35	458	281	739	281	1985
Scarsdale, NY	1,301	-	1,301	-	1,301	-	2011
Shrub Oak, NY	1,061	421	691	791	1,482	730	1985
Sleepy Hollow, NY	281	438	130	589	719	545	1969
Spring Valley, NY	749	-	749	-	749	-	2011
Staten Island, NY	301	323	196	428	624	403	1985
Staten Island, NY	350	290	228	412	640	387	1985
Tarrytown, NY	956	-	956	-	956	-	2011
Troy, NY	4,690	-	4,119	571	4,690	99	2020
Tuckahoe, NY	1,650	-	1,650	-	1,650	-	2011
Vestal, NY	2,700	-	568	2,132	2,700	154	2022
Wantagh, NY	641	-	370	271	641	270	1998
Wappingers Falls, NY	1,488	-	1,488	-	1,488	-	2011
Warwick, NY	1,049	-	1,049	-	1,049	-	2011
Watertown, NY	1,012	-	672	340	1,012	30	2022
Watertown, NY	2,867	-	303	2,564	2,867	188	2022
West Nyack, NY	936	-	936	-	936	-	2011
White Plains, NY	-	569	303	266	569	236	1972
White Plains, NY	1,458	-	1,458	-	1,458	-	2011
Yaphank, NY	-	798	375	423	798	372	1993
Yonkers, NY	-	833	684	149	833	97	1990
Yonkers, NY	1,020	63	665	418	1,083	419	1985

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period		Total Cost	Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements			
Yonkers, NY	$ 291	$ 1,050	$ 216	$ 1,125	$ 1,341	$ 987	1972
Yonkers, NY	1,907	-	1,907	-	1,907	-	2011
Yorktown Heights, NY	1,700	-	-	1,700	1,700	841	2013
Yorktown Heights, NY	2,365	-	2,365	-	2,365	-	2011
Akron, OH	1,530	-	385	1,145	1,530	355	2017
Amelia, OH	3,195	-	637	2,558	3,195	327	2021
Cincinnati, OH	3,187	-	655	2,532	3,187	311	2021
Cincinnati, OH	3,188	-	274	2,914	3,188	325	2021
Cincinnati, OH	3,715	-	541	3,174	3,715	691	2020
Crestline, OH	1,202	-	285	917	1,202	618	2008
Fairfield, OH	3,769	-	582	3,187	3,769	587	2020
Hamilton, OH	3,188	-	371	2,817	3,188	331	2021
Lima, OH	637	-	53	584	637	68	2021
Loveland, OH	1,045	-	362	683	1,045	237	2017
Macedonia, OH	4,733	-	617	4,116	4,733	15	2023
Mansfield, OH	921	-	332	589	921	386	2008
Mansfield, OH	1,950	-	700	1,250	1,950	808	2009
Maumee, OH	558	-	67	491	558	57	2021
Monroeville, OH	2,580	-	485	2,095	2,580	1,344	2009
Springdale, OH	3,379	-	381	2,998	3,379	690	2020
Sylvania, OH	558	-	44	514	558	58	2021
Toledo, OH	552	-	90	462	552	58	2021
Toledo, OH	562	-	26	536	562	59	2021
Toledo, OH	603	-	204	399	603	48	2021
Toledo, OH	767	-	241	526	767	62	2021
Tylersville, OH	3,195	-	666	2,529	3,195	300	2021
Oklahoma City, OK	868	-	371	497	868	145	2018
Oklahoma City, OK	1,182	-	587	595	1,182	166	2018
Oklahoma City, OK	1,311	-	625	686	1,311	184	2018
Stillwater, OK	2,800	-	1,469	1,331	2,800	269	2019
Estacada, OR	646	-	84	562	646	262	2015
McMinnville, OR	2,867	-	394	2,473	2,867	768	2017
Pendleton, OR	765	-	122	643	765	332	2015
Portland, OR	4,416	-	3,368	1,048	4,416	511	2015
Salem, OR	1,071	-	399	672	1,071	417	2015
Salem, OR	1,350	-	521	829	1,350	412	2015
Salem, OR	1,408	-	524	884	1,408	454	2015
Salem, OR	4,214	-	3,182	1,032	4,214	542	2015
Salem, OR	4,614	-	3,517	1,097	4,614	538	2015
Silverton, OR	957	-	456	501	957	200	2017
Springfield, OR	1,398	-	796	602	1,398	364	2015
Stayton, OR	544	-	296	248	544	114	2017
Allison Park, PA	1,500	-	850	650	1,500	539	2010
Harrisburg, PA	399	212	199	412	611	369	1989
Jenkintown, PA	1,884	-	894	990	1,884	14	2023
Lancaster, PA	642	56	300	398	698	379	1989
New Kensington, PA	1,375	-	675	700	1,375	405	2010
Philadelphia, PA	406	255	264	397	661	339	1985
Philadelphia, PA	1,252	(438)	814	-	814	-	2009
Reading, PA	750	49	-	799	799	799	1989

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Barrington, RI	$ 490	$ 226	$ 319	$ 397	$ 716	$ 25	1985
N. Providence, RI	542	62	353	251	604	251	1985
Beaufort, SC	5,081	-	921	4,160	5,081	46	2023
Blythewood, SC	3,217	-	2,405	812	3,217	326	2017
Chapin, SC	1,682	-	1,135	547	1,682	217	2017
Charleston, SC	4,996	-	1,981	3,015	4,996	330	2021
Charleston, SC	7,080	-	3,048	4,032	7,080	14	2023
Columbia, SC	575	-	345	230	575	81	2017
Columbia, SC	792	-	463	329	792	123	2017
Columbia, SC	868	-	455	413	868	173	2017
Columbia, SC	926	-	495	431	926	133	2017
Columbia, SC	1,436	-	472	964	1,436	351	2017
Columbia, SC	1,643	-	1,302	341	1,643	95	2017
Columbia, SC	1,995	-	1,130	865	1,995	279	2018
Columbia, SC	2,109	-	1,120	989	2,109	300	2018
Columbia, SC	2,459	-	1,569	890	2,459	356	2017
Columbia, SC	2,531	-	1,612	919	2,531	275	2018
Columbia, SC	2,637	-	1,254	1,383	2,637	485	2017
Columbia, SC	3,371	-	2,016	1,355	3,371	518	2017
Columbia, SC	4,989	-	2,226	2,763	4,989	125	2023
Elgin, SC	2,082	-	1,166	916	2,082	339	2017
Elgin, SC	2,177	-	974	1,203	2,177	421	2017
Gaston, SC	2,230	-	934	1,296	2,230	458	2017
Gilbert, SC	1,036	-	434	602	1,036	211	2017
Irmo, SC	1,113	-	667	446	1,113	159	2017
Irmo, SC	1,246	-	69	1,177	1,246	391	2017
Irmo, SC	1,338	-	867	471	1,338	172	2017
Irmo, SC	3,655	(178)	1,564	1,913	3,477	665	2017
Irmo, SC	3,950	-	2,802	1,148	3,950	418	2017
Johns Island, SC	2,561	-	1,885	676	2,561	188	2018
Lexington, SC	633	-	309	324	633	120	2017
Lexington, SC	694	-	172	522	694	207	2017
Lexington, SC	720	-	219	501	720	177	2017
Lexington, SC	816	-	336	480	816	134	2017
Lexington, SC	973	-	582	391	973	149	2017
Lexington, SC	1,056	-	432	624	1,056	235	2017
Lexington, SC	1,623	-	999	624	1,623	225	2017
Lexington, SC	1,712	-	1,410	302	1,712	93	2017
Lexington, SC	1,728	-	1,268	460	1,728	193	2017
Lexington, SC	1,738	-	1,189	549	1,738	156	2017
Lexington, SC	2,180	-	1,476	704	2,180	252	2017
Lexington, SC	2,604	-	1,869	735	2,604	244	2018
Lexington, SC	3,231	-	2,001	1,230	3,231	391	2018
Lexington, SC	3,234	-	1,198	2,036	3,234	590	2018
Lexington, SC	4,414	-	3,418	996	4,414	403	2017
Myrtle Beach, SC	1,168	-	505	663	1,168	72	2021
Pelion, SC	1,901	-	1,021	880	1,901	366	2017
Simpsonville, SC	1,713	-	1,355	358	1,713	46	2021

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Summerville, SC	$ 4,134	$ 0	$ 1,437	$ 2,697	$ 4,134	$ 310	2021
West Columbia, SC	1,116	-	50	1,066	1,116	387	2017
West Columbia, SC	1,644	-	1,283	361	1,644	136	2017
West Columbia, SC	2,046	-	746	1,300	2,046	450	2017
Alcoa, TN	4,483	-	799	3,684	4,483	28	2023
Decherd, TN	2,115	-	319	1,796	2,115	6	2023
Arlington, TX	789	-	414	375	789	117	2018
Arlington, TX	1,352	-	887	465	1,352	136	2018
Arlington, TX	1,560	-	1,008	552	1,560	155	2018
Arlington, TX	1,795	-	1,189	606	1,795	173	2018
Austin, TX	1,711	-	1,364	347	1,711	148	2017
Austin, TX	2,312	-	1,011	1,301	2,312	103	2022
Austin, TX	2,368	-	738	1,630	2,368	1,147	2007
Austin, TX	3,510	66	1,595	1,981	3,576	1,369	2007
Cedar Park, TX	179	1,180	955	404	1,359	349	2007
Cedar Park, TX	4,176	-	529	3,647	4,176	265	2022
Cedar Park, TX	5,618	-	609	5,009	5,618	369	2022
Center, TX	2,072	-	1,482	590	2,072	187	2018
Childress, TX	3,335	-	1,959	1,376	3,335	244	2020
Cibolo, TX	3,228	-	1,004	2,224	3,228	363	2020
Corpus Christi, TX	1,527	-	1,056	471	1,527	170	2017
Corpus Christi, TX	2,162	-	1,729	433	2,162	177	2017
Corpus Christi, TX	2,400	-	1,110	1,290	2,400	469	2017
Cross Plains, TX	4,550	-	1,291	3,259	4,550	65	2023
El Paso, TX	1,277	-	825	452	1,277	183	2017
El Paso, TX	1,425	-	1,098	327	1,425	136	2017
El Paso, TX	1,679	-	1,085	594	1,679	213	2017
El Paso, TX	1,817	-	1,413	404	1,817	166	2017
El Paso, TX	2,369	-	1,767	602	2,369	225	2017
El Paso, TX	3,168	-	2,153	1,015	3,168	381	2017
Fort Worth, TX	2,115	171	866	1,420	2,286	958	2007
Garland, TX	2,208	-	1,504	704	2,208	199	2018
Garland, TX	3,296	-	245	3,051	3,296	1,211	2014
Garland, TX	4,439	-	439	4,000	4,439	1,659	2014
Grand Prairie, TX	1,413	-	914	499	1,413	156	2018
Grand Prairie, TX	2,001	-	1,415	586	2,001	171	2018
Harker Heights, TX	2,052	96	579	1,569	2,148	1,302	2007
Houston, TX	1,689	-	224	1,465	1,689	1,013	2007
Houston, TX	2,803	-	535	2,268	2,803	728	2016
Keller, TX	2,507	58	996	1,569	2,565	1,144	2007
Leander, TX	3,321	-	603	2,718	3,321	222	2022
Leander, TX	4,640	-	627	4,013	4,640	305	2022
Leander, TX	4,646	-	657	3,989	4,646	321	2022
Lewisville, TX	494	36	110	420	530	302	2008
Linden, TX	2,159	-	1,514	645	2,159	192	2018
Longview, TX	1,660	-	1,239	421	1,660	120	2018
Mathis, TX	3,138	-	2,687	451	3,138	185	2017
Mesquite, TX	1,687	-	1,093	594	1,687	174	2018

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Panhandle, TX	$ 5,068	$ 0	$ 2,637	$ 2,431	$ 5,068	$ 460	2020
Paris, TX	3,832	-	2,645	1,187	3,832	175	2020
Paris, TX	5,322	-	3,979	1,343	5,322	222	2020
Pflugerville, TX	4,668	-	617	4,051	4,668	301	2022
Port Arthur, TX	2,648	-	505	2,143	2,648	711	2016
Queen City, TX	5,958	-	1,474	4,484	5,958	93	2023
Rockdale, TX	3,238	-	474	2,764	3,238	144	2022
Round Rock, TX	4,198	-	831	3,367	4,198	244	2022
Round Rock, TX	4,641	-	1,567	3,074	4,641	260	2022
Rowlett, TX	1,284	-	840	444	1,284	124	2018
San Antonio, TX	2,811	-	510	2,301	2,811	293	2021
San Antonio, TX	3,286	-	487	2,799	3,286	205	2022
San Antonio, TX	3,427	-	446	2,981	3,427	435	2020
San Antonio, TX	3,618	-	494	3,124	3,618	439	2020
San Antonio, TX	3,630	-	1,020	2,610	3,630	441	2020
San Antonio, TX	3,631	-	1,330	2,301	3,631	284	2021
San Antonio, TX	3,719	-	732	2,987	3,719	439	2020
San Antonio, TX	3,820	-	1,459	2,361	3,820	385	2020
San Antonio, TX	3,936	-	1,112	2,824	3,936	156	2022
San Antonio, TX	4,168	-	1,657	2,511	4,168	178	2022
San Antonio, TX	4,397	-	997	3,400	4,397	544	2020
San Antonio, TX	4,411	-	642	3,769	4,411	557	2020
San Marcos, TX	1,954	-	251	1,703	1,954	1,189	2007
Schertz, TX	2,794	-	813	1,981	2,794	300	2020
Shamrock, TX	3,045	-	1,222	1,823	3,045	334	2020
Spring Branch, TX	3,257	-	790	2,467	3,257	78	2023
Temple, TX	2,406	(10)	1,205	1,191	2,396	864	2007
Temple, TX	5,554	-	4,119	1,435	5,554	248	2020
Texarkana, TX	1,791	-	992	799	1,791	219	2018
Texarkana, TX	1,862	-	1,197	665	1,862	210	2018
Texarkana, TX	2,316	-	1,643	673	2,316	182	2018
Tyler, TX	8,582	-	3,635	4,947	8,582	94	2023
Waco, TX	3,884	-	894	2,990	3,884	2,174	2007
Wake Village, TX	1,637	-	685	952	1,637	257	2018
Watauga, TX	1,771	-	1,139	632	1,771	181	2018
Alexandria, VA	649	-	649	-	649	-	2013
Alexandria, VA	656	-	409	247	656	158	2013
Alexandria, VA	712	-	712	-	712	-	2013
Alexandria, VA	735	-	735	-	735	-	2013
Alexandria, VA	1,327	-	1,327	-	1,327	-	2013
Alexandria, VA	1,388	-	1,020	368	1,388	238	2013
Alexandria, VA	1,582	-	1,150	432	1,582	255	2013
Alexandria, VA	1,757	-	1,313	444	1,757	277	2013
Annandale, VA	1,718	-	1,718	-	1,718	-	2013
Arlington, VA	1,083	-	1,083	-	1,083	-	2013
Arlington, VA	1,464	-	1,085	379	1,464	229	2013
Arlington, VA	2,013	-	1,516	497	2,013	292	2013
Arlington, VA	2,062	-	1,603	459	2,062	267	2013

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period				Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost	Accumulated Depreciation	
Ashland, VA	$ 840	$ 0	$ 840	$ 0	$ 840	$ 0	2005
Charlottesville, VA	5,268	-	1,974	3,294	5,268	63	2023
Chesapeake, VA	780	(185)	398	197	595	132	1990
Chesapeake, VA	1,004	110	385	729	1,114	718	1990
Emporia, VA	3,364	-	2,227	1,137	3,364	257	2019
Fairfax, VA	1,825	-	1,190	635	1,825	373	2013
Fairfax, VA	2,077	-	1,364	713	2,077	365	2013
Fairfax, VA	3,348	-	2,351	997	3,348	553	2013
Fairfax, VA	4,454	-	3,370	1,084	4,454	602	2013
Farmville, VA	1,227	-	622	605	1,227	455	2005
Fredericksburg, VA	1,279	-	469	810	1,279	609	2005
Fredericksburg, VA	1,716	-	996	720	1,716	541	2005
Fredericksburg, VA	3,623	-	2,828	795	3,623	598	2005
Glen Allen, VA	1,037	-	412	625	1,037	470	2005
Glen Allen, VA	1,077	-	322	755	1,077	568	2005
King William, VA	1,688	-	1,068	620	1,688	466	2005
Mechanicsville, VA	903	(25)	248	630	878	474	2005
Mechanicsville, VA	957	14	324	647	971	492	2005
Mechanicsville, VA	1,043	-	223	820	1,043	617	2005
Mechanicsville, VA	1,125	-	505	620	1,125	466	2005
Mechanicsville, VA	1,476	-	876	600	1,476	451	2005
Mechanicsville, VA	1,677	-	1,157	520	1,677	391	2005
Montpelier, VA	2,481	(114)	1,612	755	2,367	568	2005
Petersburg, VA	1,441	-	816	625	1,441	470	2005
Portsmouth, VA	562	33	221	374	595	374	1990
Richmond, VA	1,132	(41)	506	585	1,091	440	2005
Salem, VA	3,337	-	915	2,422	3,337	583	2020
Sandston, VA	722	-	102	620	722	466	2005
Spotsylvania, VA	1,290	-	490	800	1,290	602	2005
Springfield, VA	4,257	-	2,969	1,288	4,257	708	2013
Woodstock, VA	611	-	355	256	611	58	2020
Williston, VT	3,956	-	1,538	2,418	3,956	242	2021
Auburn, WA	3,023	-	1,965	1,058	3,023	536	2015
Bellevue, WA	1,724	-	886	838	1,724	426	2015
Chehalis, WA	1,176	-	313	863	1,176	480	2015
Colfax, WA	4,800	-	3,611	1,189	4,800	605	2015
Federal Way, WA	4,217	-	2,972	1,245	4,217	681	2015
Fife, WA	1,181	-	414	767	1,181	422	2015
Kent, WA	2,900	-	2,066	834	2,900	459	2015
Monroe, WA	2,791	-	1,555	1,236	2,791	643	2015
Port Orchard, WA	2,019	-	161	1,858	2,019	808	2015
Puyallup, WA	831	-	172	659	831	389	2015
Puyallup, WA	2,035	-	465	1,570	2,035	783	2015
Puyallup, WA	4,050	-	2,394	1,656	4,050	1,031	2015
Renton, WA	1,484	-	951	533	1,484	367	2015
Seattle, WA	717	-	193	524	717	255	2015
Seattle, WA	1,883	-	1,222	661	1,883	323	2015
Silverdale, WA	2,178	-	1,217	961	2,178	528	2015

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Snohomish, WA	$ 955	$ 0	$ 955	$ 0	$ 955	$ 0	2015
South Bend, WA	760	-	121	639	760	304	2015
Tacoma, WA	671	-	671	-	671	-	2015
Tenino, WA	936	-	219	717	936	345	2015
Vancouver, WA	1,215	-	164	1,051	1,215	457	2015
Wilbur, WA	629	-	153	476	629	255	2015
Various	72,413	15,757	40,430	47,740	88,170	37,976	vaious
	$ 1,662,484	$ 58,920	$ 870,119	$ 851,285	$ 1,721,404	$ 268,919	

1) Initial cost of leasehold or acquisition investment to company represents the aggregate of the cost incurred during the year in which we purchased the property for owned properties or purchased a leasehold interest in leased properties. Cost capitalized subsequent to initial investment includes investments made in previously leased properties prior to their acquisition.

2) Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from 16 to 25 years for buildings and improvements, or the term of the lease if shorter. Leasehold interests are amortized over the remaining term of the underlying lease.

3) The aggregate cost for federal income tax purposes was approximately $1.8 billion as of December 31, 2023.

GETTY REALTY CORP. and SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
As of December 31, 2023
(in thousands)

Type of Loan/Borrower	Description	Location(s)	Interest Rate	Final Maturity Date	Periodic Payment Terms (a)	Prior Liens	Face Value at Inception	Amount of Principal Unpaid at Close of Period
Mortgage Loans:								
Borrower A	Seller financing	Brooklyn, NY	8.0%	7/2025	I(b)	—	$ 1,050	$ 1,050
Borrower B	Seller financing	East Islip, NY	9.0%	11/2024	P & I	—	743	635
Borrower C	Seller financing	Valley Cottage, NY	9.0%	10/2020(e)	P & I	—	431	303
Borrower D	Seller financing	Norwalk, CT	9.0%	4/2022(e)	P & I	—	319	254
Borrower E	Seller financing	Stafford Springs, CT	9.0%	1/2021(e)	P & I	—	232	166
Borrower F	Seller financing	Waterbury, CT	9.0%	2/2021(e)	P & I	—	171	123
Borrower G	Seller financing	Bristol, CT	9.0%	5/2026	P & I	—	76	68
Borrower H	Seller financing	Hartford, CT	9.5%	2/2027	P & I	—	440	406
Borrower I	Seller financing	Middletown, CT	9.0%	5/2026	P & I	—	308	277
Borrower J	Seller financing	Plainville, CT	9.5%	3/2027	P & I	—	160	148
Borrower K	Seller financing	Simsbury, CT	9.0%	5/2026	P & I	—	192	173
Borrower L	Seller financing	Milford, CT	9.0%	3/2025	P & I	—	398	344
Borrower M	Seller financing	Fairfield, CT	9.0%	3/2025	P & I	—	390	337
Borrower N	Seller financing	Hartford, CT	9.0%	3/2024	P & I	—	70	58
Borrower O	Seller financing	Fairhaven, MA	9.0%	9/2020(e)	P & I	—	458	320
Borrower P	Seller financing	Colonia, NJ	9.5%	7/2030	P & I	—	320	198
Borrower Q	Seller financing	Glendale, NY	9.0%	7/2025	P & I	—	525	149
Borrower R	Seller financing	Bayside, NY	9.5%	12/2029	P & I	—	320	308
Borrower S	Seller financing	Rochester, NY	9.0%	1/2025	P & I	—	174	149
Borrower T	Seller financing	Savona, NY	9.0%	2/2025	P & I	—	157	135
Borrower U	Seller financing	Rochester, NY	9.0%	10/2025	P & I	—	230	203
Borrower V	Seller financing	Greigsville, NY	9.0%	11/2025	P & I	—	200	177
							7,364	5,981
Note receivable								
	Promissory Note	Various	7.75%-8.25%	various(c)			—	45,788
	Promissory Note	Various-CT, NY	6.9%	various(c)			—	21,442
	Promissory Note	Various	6.8%	various(c)			—	21,296
	Promissory Note	Various-OH, MN	7.2%	various(c)			—	11,973
	Promissory Note	Various-SC	6.75%-6.9%	various(c)			—	2,382
	Promissory Note	Various-NC, VA	7.75%	various(c)			—	2,149
	Promissory Note	Various-CT	9.0%	various(c)			—	730
	Promissory Note	CA	7.6%	various(c)			—	449
	Allowance for credit losses						—	(181)
Total (d)							$ 7,364	$ 112,009

(a) P & I = Principal and interest paid monthly.

(b) I = Interest only paid monthly with principal deferred.

(c) Note for funding of capital improvements.

(d) The aggregate cost for federal income tax purposes approximates the amount of principal unpaid.

(e) Note is in the process of being refinanced or repaid.

We review payment status to identify performing versus non-performing loans. Interest income on performing loans is accrued as earned. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. We adopted ASU 2016-13 on January 1, 2020 using the modified retrospective method, under which we recorded a cumulative-effect adjustment as a charge to retained earnings of $0.3 million. As of December 31, 2023, 2022 and 2021, we had recorded an allowance for credit losses of $0.2 million, $0.3 million and $0.3 million, respectively, on these notes and mortgages receivable. In addition, during the years ended December 31, 2023, 2022 and 2021, we recorded a credit of $97 thousand, $19 thousand and $40 thousand, respectively, on these notes and mortgages receivable due to changes in expected economic conditions.

The summarized changes in the carrying amount of mortgage loans are as follows:

	2023		2022		2021
Balance at January 1,	$	34,313	$	14,699	$	11,280
Additions:					
New mortgage loans		122,029		21,242		13,943
Deductions:					
Loan repayments		(43,909)		(1,221)		(9,893)
Collection of principal		(521)		(426)		(671)
Allowance for credit losses		97		19		40
Balance as of December 31,	$	112,009	$	34,313	$	14,699

EXHIBIT INDEX

GETTY REALTY CORP.
Annual Report on Form 10-K
for the year ended December 31, 2023

Exhibit Number	Description of Document	Location of Document
3.1	Articles of Incorporation of Getty Realty Holding Corp. ("Holdings"), now known as Getty Realty Corp., filed December 23, 1997.	Annexed as Appendix D to the Joint Proxy/Prospectus that is a part of the Company's Registration Statement on Form S-4 filed on January 12, 1998 (File No. 333- 44065) and incorporated herein by reference.
3.2	Articles Supplementary to Articles of Incorporation of Holdings, filed January 21, 1998.	Filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
3.3	Amended and Restated By-Laws of Getty Realty Corp.	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 31, 2024 (File No. 001-13777) and incorporated herein by reference.
3.4	Articles of Amendment of Holdings, changing its name to Getty Realty Corp., filed January 30, 1998.	Filed as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
3.5	Articles of Amendment of Holdings, filed August 1, 2001.	Filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
3.6	Articles Supplementary to Articles of Incorporation of Holdings, filed October 25, 2017.	Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on October 26, 2017 (File No. 001-13777) and incorporated herein by reference.
3.7	Articles of Amendment to Articles of Incorporation of Getty Realty Corp. filed May 17, 2018	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2018 (File No. 001-13777) and incorporated herein by reference.
3.8	Articles Supplementary to Articles of Incorporation of Holdings, filed February 24, 2022.	Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
3.9	Articles of Amendment of Holdings, filed April 28, 2022.	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
4.1	Dividend Reinvestment/Stock Purchase Plan.	Included under the heading "Description of Plan" on pages 5 through 18 of the Company's Registration Statement on Form S-3D filed on April 22, 2004 (File No. 333-114730) and incorporated herein by reference.
4.2	Description of Securities.	Filed herewith.
10.1*	Retirement and Profit Sharing Plan (restated as of December 1, 2012).	Filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-13777) and incorporated herein by reference.
10.2*	Amended and Restated Supplemental Retirement Plan for Executives of the Getty Realty Corp. and Participating Subsidiaries (adopted by the Company on December 16, 1997 and amended and restated effective January 1, 2009).	Filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document
10.3*	Form of Indemnification Agreement between the Company and its directors.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 25, 2018 (File No. 001-13777) and incorporated herein by reference.
10.4*	Getty Realty Corp. Third Amended and Restated 2004 Omnibus Incentive Compensation Plan.	Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 28, 2021 (File No. 001-13777) and incorporated herein by reference.
10.5*	Form of Restricted Stock Unit Grant Award under the 2004 Getty Realty Corp. Third Amended and Restated 2004 Omnibus Incentive Compensation Plan.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 29, 2021 (File No. 001-13777) and incorporated herein by reference.
10.6	Second Amended and Restated Credit Agreement, dated as of October 27, 2021, among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A., as Administrative Agent, and the other agents and lenders party thereto.	Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.7***	First Amendment to the Note Purchase Agreement and Guarantee Agreement, dated as of October 27, 2021, among Getty Realty Corp., {Barings} and certain of its affiliates that are the holders of the notes signatory thereto.	Filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.8***	Sixth Amended and Restated Note Purchase and Guarantee Agreement, dated as of February 22, 2022, among Getty Realty Corp., Prudential and certain of its affiliates.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.9***	Second Amended and Restated Note Purchase and Guarantee Agreement dated as of February 22, 2022 among Getty Realty Corp. and American General Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.10***	Second Amended and Restated Note Purchase and Guarantee Agreement dated as of February 22, 2022 among Getty Realty Corp. and Massachusetts Mutual Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.11***	Note Purchase and Guarantee Agreement dated as of February 22, 2022 among Getty Realty Corp. and New York Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.12***	First Amendment to the Second Amended and Restated Credit Agreement, dated as of December 22, 2022, among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A., as Administrative Agent, and the other agents and lenders party thereto.	Filed as Exhibit 10.57 to the Company's Annual Report on form 10-K filed February 23, 2023 (File No. 001-13777) and incorporated herein by reference.
10.13	Distribution Agreement, dated as of February 24, 2023, by and among Getty Realty Corp. and each of J.P. Morgan Securities LLC, JPMorgan Chase Bank, National Association, BofA Securities, Inc., Bank of America, N.A., Goldman Sachs & Co. LLC, KeyBanc Capital Markets Inc., Robert W. Baird & Co. Incorporated, BTIG, LLC, Capital One Securities, Inc., JMP Securities LLC, TD Securities (USA) LLC, and The Toronto-Dominion Bank	Filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on February 24, 2023 1-13777) and incorporated herein by reference.
10.14	Form of Master Forward Confirmation	Filed as Exhibit 1.2 to the Company's Current Report on

Exhibit Number	Description of Document	Location of Document
		Form 8-K filed on February 24, 2023 (File No. 001-13777) and incorporated herein by reference.
10.15	Underwriting Agreement, dated February 28, 2023, by and among Getty Realty Corp., BofA Securities, Inc., Bank of America, N.A., J.P. Morgan Securities LLC and JPMorgan Chase Bank, National Association	Filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on March 3, 2023 13777) and incorporated herein by reference.
10.16	Forward Confirmation, dated February 28, 2023, by and among Getty Realty Corp. and Bank of America, N.A.	Filed as Exhibit 1.2 to the Company's Current Report on Form 8-K filed on March 3, 2023 (File No. 001-13777) and incorporated herein by reference.
10.17	Forward Confirmation, dated February 28, 2023, by and among Getty Realty Corp. and JPMorgan Chase Bank, National Association	Filed as Exhibit 1.3 to the Company's Current Report on Form 8-K filed on March 3, 2023 (File No. 001-13777) and incorporated herein by reference.
10.18	Forward Confirmation, dated March 1, 2023, by and among Getty Realty Corp. and Bank of America, N.A.	Filed as Exhibit 1.4 to the Company's Current Report on Form 8-K filed on March 3, 2023 (File No. 001-13777) and incorporated herein by reference.
10.19	Forward Confirmation, dated March 1, 2023, by and among Getty Realty Corp. and JPMorgan Chase Bank, National Association	Filed as Exhibit 1.5 to the Company's Current Report on Form 8-K filed on March 3, 2023 (File No. 001-13777) and incorporated herein by reference.
10.20	Term Loan Agreement, dated October 17, 2023, among Getty Realty Corp. and Bank of America, N.A., as Administrative Agent and BofA Securities, Inc., J.P. Morgan Chase Bank, N.A., TD Bank, N.A., and Capital One, N.A. as joint lead arrangers	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 26, 2023 (File No. 001-13777) and incorporated herein by reference.
21	Subsidiaries of the Company.	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
31.1	Certification of Christopher J. Constant, President and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.	Filed herewith.
31.2	Certification of Brian Dickman, Executive Vice President, Chief Financial Officer and Treasurer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.	Filed herewith.
32.1	Certification of Christopher J. Constant, President and Chief Executive Officer, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350.	Filed herewith.
32.2	Certification of Brian Dickman, Executive Vice President, Chief Financial Officer and Treasurer, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350.	Filed herewith.
97	Policy Relating to Recovery of Erroneously Awarded Compensation	Filed herewith.
101.INS	Inline XBRL Instance Document	Filed herewith.
101.SCH	Inline XBRL Taxonomy Extension Schema	Filed herewith.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	Filed herewith.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	Filed herewith.

Exhibit Number	Description of Document	Location of Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	Filed herewith.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	Filed herewith.
104	Cover Page Interactive Data File	Formatted as Inline XBRL and contained in Exhibit 101.

* Management contract or compensatory plan or arrangement.
** Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 24b-2 under the Exchange Act, which portions are omitted and filed separately with the SEC.
*** Certain portions of this exhibit (indicated by "[***]") have been omitted because they are not material.

Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The exhibits listed in this Exhibit Index which were filed or furnished with our 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available upon payment of a $25 fee per exhibit, upon request from us, by writing to Investor Relations addressed to Getty Realty Corp., 292 Madison Avenue, 9th Floor, New York, NY 10017. Our website address is www.gettyrealty.com. Our website contains a hyperlink to the EDGAR database of the Securities and Exchange Commission at www.sec.gov where you can access, free-of-charge, each exhibit that was filed or furnished with our 2023 Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Getty Realty Corp.
(Registrant)

By: _____ /s/ Brian Dickman _____
Brian Dickman
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)
February 15, 2024

By: _____ /s/ Eugene Shnayderman _____
Eugene Shnayderman
Chief Accounting Officer and Controller
(Principal Accounting Officer)
February 15, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: _____ /s/ Christopher J. Constant _____
Christopher J. Constant
President, Chief Executive Officer and Director
(Principal Executive Officer)
February 15, 2024

By: _____ /s/ Milton Cooper _____
Milton Cooper
Director
February 15, 2024

By: _____ /s/ Philip E. Coviello _____
Philip E. Coviello
Director
February 15, 2024

By: _____ /s/ Howard Safenowitz _____
Howard Safenowitz
Director and Chairman of the Board
February 15, 2024

By: _____ /s/ Mary Lou Malanoski _____
Mary Lou Malanoski
Director
February 15, 2024

By: _____ /s/ Evelyn Infurna _____
Evelyn Infurna
Director
February 15, 2024



BOARD OF DIRECTORS

Christopher J. Constant
President and Chief Executive Officer
Getty Realty Corp.

Milton Cooper
Executive Chairman of the
Board of Directors
Kimco Realty Corporation

Philip E. Coviello
Retired Partner
Latham & Watkins LLP

Evelyn León Infurna
Vice President,
Investor Relations
Northern Oil and Gas, Inc.

Mary Lou Malanoski
Chief Financial Officer
S2k Holdings

Howard B. Safenowitz
President
Safenowitz Family Corp.

EXECUTIVE OFFICERS

Christopher J. Constant
President and Chief Executive Officer

Joshua Dicker
Executive Vice President,
General Counsel and Secretary

Brian R. Dickman
Executive Vice President,
Chief Financial Officer
and Treasurer

Mark J. Olear
Executive Vice President,
Chief Operating Officer

CORPORATE INFORMATION

Annual Meeting of Shareholders
April 25, 2024
Virtual Meeting

Investor Relations
(646) 349-0822
ir@gettyrealty.com

Independent Auditor
PricewaterhouseCoopers LLP
New York, NY

Transfer Agent
Computershare Inc.
462 South 4th Street,
Suite 1600
Louisville, KY 40202
(800) 368-5948
www.computershare.com

Corporate Headquarters
Getty Realty Corp.
292 Madison Avenue,
9th Floor
New York, NY 10017
(646) 349-6000
www.gettyrealty.com

GTY

LISTED

NYSE

GETTY REALTY CORP.

292 Madison Avenue, 9th Floor
New York, NY 10017